Filed pursuant to Rule 424(b)(4)
Registration No. 333-124406
Rule 462(b) Registration No. 333-126260
PROSPECTUS
3,750,000 Shares
Common Stock
        We are a bank holding company based in Las Vegas, Nevada. We are offering 3,750,000 shares of our common stock in this firm commitment public underwritten offering. The initial public offering price of our common stock is $22.00 per share.
      There is currently no public market for our shares. Our common stock has been approved for listing on the New York Stock Exchange under the trading symbol “WAL.”
       See “Risk Factors” beginning on page 8 for a discussion of factors that you should consider before you make your investment decision.

	Per Share	Total

Price to public	$22.00	$82,500,000
Underwriting discounts and commissions	$1.43	$5,362,500
Proceeds to us(1)	$20.57	$77,137,500

(1)	This amount is the total before deducting legal, accounting, printing, and other offering expenses payable by us, which are estimated at $1,240,000.
      The underwriters also may purchase up to 450,000 additional shares from us at the public offering price, less the underwriting discount, within 30 days of the date of this prospectus to cover over-allotments.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
      These securities are not savings accounts or obligations of any bank and are not insured by the Federal Deposit Insurance Corporation or any other government agency.
      The underwriters expect to deliver the shares against payment in New York, New York on or about July 6, 2005, subject to customary closing conditions.

Sandler O’Neill & Partners, L.P.	Keefe, Bruyette & Woods

The date of this prospectus is June 29, 2005

WESTERN ALLIANCE BANCORPORATION

BankWest of Nevada
Your Business Partner
Alliance Bank of Arizona
Torrey Pines Bank
San Francisco
Las Vegas
Los Angeles
San Diego
Flagstaff
Phoenix
Tucson
Henderson
Scottsdale
Carlsbad
La Mesa
Existing Branches
Proposed Branches
Proposed Service Center

	Existing Branches	*Proposed Branches*	*Total Branches*
Metro Las Vegas	5	5	10
Metro Phoenix	3	2	5
Tucson	2	1	3
Metro San Diego	3	3	6

      You should rely only on the information contained in this prospectus. We and the underwriters have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.
      Until July 24, 2005, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.

i

SUMMARY
      This summary provides an overview of selected information contained elsewhere in this prospectus. This is only a summary and does not contain all of the information that you should consider before investing in our common stock. You should read this entire prospectus, including the “Risk Factors” section beginning on page 8 and our financial statements and related notes appearing elsewhere in this prospectus, before deciding to invest in our common stock. In this prospectus, unless the context suggests otherwise, references to “Western Alliance,” “our company,” “we,” “us,” and “our” mean the combined business of Western Alliance Bancorporation and all of its consolidated subsidiaries; and references to “Banks” means our banking subsidiaries, BankWest of Nevada, Alliance Bank of Arizona and Torrey Pines Bank. Unless indicated otherwise, the information included in this prospectus assumes no exercise by the underwriters of the over-allotment option to purchase up to an additional 450,000 shares of common stock.
Western Alliance Bancorporation
      We are a bank holding company headquartered in Las Vegas, Nevada. We provide a full range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers through our subsidiary banks and financial services companies located in Nevada, Arizona and California. On a consolidated basis, as of March 31, 2005, we had approximately $2.3 billion in assets, $1.3 billion in total loans, $2.0 billion in deposits and $137.1 million in stockholders’ equity. We have focused our lending activities primarily on commercial loans, which comprised 88.0% of our total loan portfolio at March 31, 2005. In addition to traditional lending and deposit gathering capabilities, we also offer a broad array of financial products and services aimed at satisfying the needs of small to mid-sized businesses and their proprietors, including cash management, trust administration and estate planning, custody and investment management and equipment leasing.
      BankWest of Nevada was founded in 1994 by a group of individuals with extensive community banking experience in the Las Vegas market. We believe our success has been built on the strength of our management team, our conservative credit culture, the attractive growth characteristics of the markets in which we operate and our ability to expand our franchise by attracting seasoned bankers with long-standing relationships in their communities.
      In 2003, with the support of local banking veterans, we opened Alliance Bank of Arizona in Phoenix, Arizona and Torrey Pines Bank in San Diego, California. Over the past two years we have successfully leveraged the expertise and strengths of Western Alliance and BankWest of Nevada to build and expand these new banks in a rapid and efficient manner. Our success is evidenced by the fact that, of the 230 banks founded in the United States since January 1, 2003, Alliance Bank of Arizona and Torrey Pines Bank both rank among the top ten in terms of total assets, loans and deposits as of December 31, 2004.
      We have achieved significant growth. Specifically, from December 31, 2000 to March 31, 2005, we increased:

•	total assets from $443.7 million to $2.3 billion;

•	total net loans from $319.6 million to $1.3 billion;

•	total deposits from $410.2 million to $2.0 billion; and

•	core deposits (all deposits other than certificates of deposit greater than $100,000) from $355.8 million to $1.8 billion.
      Our operations are conducted through the following wholly owned subsidiaries:

•	BankWest of Nevada. BankWest of Nevada is a Nevada-chartered commercial bank headquartered in Las Vegas, Nevada. BankWest of Nevada is one of the largest banks headquartered in Nevada, with $1.7 billion in assets, $875.1 million in loans and $1.4 billion in deposits as of March 31, 2005.

BankWest of Nevada has three full-service offices in Las Vegas and two in Henderson. In addition, BankWest of Nevada expects to open five full-service offices and a 36,000 square foot service center facility in the Las Vegas metropolitan area in the next 18 months.

•	Alliance Bank of Arizona. Alliance Bank of Arizona is an Arizona-chartered commercial bank headquartered in Phoenix, Arizona. As of March 31, 2005, the bank had $381.7 million in assets, $264.4 million in loans and $341.6 million in deposits. Alliance Bank has two full-service offices in Phoenix, two in Tucson and one in Scottsdale. In addition, Alliance Bank expects to open two full-service offices in the Phoenix metropolitan area and one in Tucson in the next 18 months.

•	Torrey Pines Bank. Torrey Pines Bank is a California-chartered commercial bank headquartered in San Diego, California. As of March 31, 2005, the bank had $294.3 million in assets, $192.3 million in loans and $263.8 million in deposits. Torrey Pines has two full-service offices in San Diego and one in La Mesa. In addition, Torrey Pines expects to open three additional full-service offices in the San Diego metropolitan area in the next 18 months.

•	Miller/Russell & Associates, Inc. Miller/Russell & Associates, Inc., a Phoenix-based investment advisor registered with the Securities and Exchange Commission, offers investment advisory services to businesses, individuals and non-profit entities. As of March 31, 2005, Miller/Russell had $891.8 million in assets under management. Miller/Russell has offices in Phoenix, Tucson, San Diego and Las Vegas.

•	Premier Trust, Inc. Premier Trust, Inc., a Nevada-chartered trust company, offers clients wealth management services, including trust administration of personal and retirement accounts, estate and financial planning, custody services and investments. As of March 31, 2005, Premier Trust had $196.7 million in trust assets and $103.6 million in assets under management. Premier Trust has offices in Las Vegas and Phoenix.
Our Strategy
      Since 1994, we believe that we have been successful in building and developing our operations by adhering to a business strategy focused on understanding and serving the needs of our local clients and pursuing growth markets and opportunities while emphasizing a strong credit culture. Our objective is to provide our shareholders with superior returns. The critical components of our strategy include:

•	Leveraging our knowledge and expertise. Over the past decade we have assembled an experienced management team and built a culture committed to credit quality and operational efficiency. We have also successfully centralized at our holding company level a significant portion of our operations, processing, compliance, Community Reinvestment Act administration and specialty functions. We intend to grow our franchise and improve our operating efficiencies by continuing to leverage our managerial expertise and the functions we have centralized at Western Alliance.

•	Maintaining a strong credit culture. We adhere to a specific set of credit standards across our bank subsidiaries that ensure the proper management of credit risk. Western Alliance’s management team plays an active role in monitoring compliance with our Banks’ credit standards. Western Alliance also continually monitors each of our subsidiary banks’ loan portfolios, which enables us to identify and take prompt corrective action on potentially problematic loans. As of March 31, 2005, non-performing assets represented approximately 0.03% of total assets. The average for similarly sized publicly traded banks in the United States was 0.45% as of March 31, 2005.

•	Attracting seasoned relationship bankers and leveraging our local market knowledge. We believe our success has been the result, in part, of our ability to attract and retain experienced relationship bankers that have strong relationships in their communities. These professionals bring with them valuable customer relationships, and have been an integral part of our ability to expand rapidly in our market areas. These professionals allow us to be responsive to the needs of our customers and provide a high level of service to local businesses. We intend to continue to hire experienced relationship bankers as we expand our franchise.

•	Offering a broader array of personal financial products and services. Part of our strategy for growth is to offer a broader array of personal financial products and services to high net worth individuals and to senior managers at commercial enterprises with which we have established relationships. To this end, we acquired Miller/Russell & Associates, Inc. in May 2004, and Premier Trust, Inc. in December 2003.

•	Focusing on markets with attractive growth prospects. We operate in what we believe to be highly attractive markets with superior growth prospects. Our metropolitan areas have high per capita income and are expected to experience some of the fastest population growth in the country. We continuously evaluate new markets in the Western United States with similar growth characteristics as targets for expansion. Our long term strategy is to have four to six subsidiary banks each with assets between $500.0 million and $3.0 billion. We intend to implement this strategy through the formation of additional de novo banks or acquiring other commercial banks in new market areas with attractive growth prospects. As of March 31, 2005, we maintained 13 bank branch offices located throughout our market areas. To accommodate our growth and enhance efficiency, we intend to expand over the next 18 months to an aggregate of 24 offices, and to open a service center facility that will provide centralized back-office services and call center support for all our subsidiary banks.

•	Attracting low cost deposits. We believe we have been able to attract a stable base of low-cost deposits from customers who are attracted to our personalized level of service and local knowledge. As of March 31, 2005, our deposit base was comprised of 42.8% non-interest bearing deposits, of which 38.1% consisted of title company deposits, 56.1% consisted of other business deposits and 5.8% consisted of consumer deposits. Given our current relatively low loan-to-deposit ratio of 66.0%, we expect to obtain additional value in the future by leveraging our deposit base to increase quality credit relationships.
Our Market Areas
      We believe that there is a significant market segment of small to mid-sized businesses that are looking for a locally based commercial bank capable of providing a high degree of flexibility and responsiveness, in addition to offering a broad range of financial products and services. We believe that the local community banks that compete in our markets do not offer the same breadth of products and services that our customers require to meet their growing needs, while the large, national banks lack the flexibility and personalized service that our customers desire in their banking relationships. By offering flexibility and responsiveness to our customers and providing a full range of financial products and services, we believe that we can better serve our markets.
      We currently operate in what we believe to be several of the most attractive markets in the Western United States:

•	Nevada. In Nevada, we operate in Las Vegas and Henderson.

•	Arizona. In Arizona, we operate in Phoenix, Scottsdale and Tucson.

•	California. In California, we operate in San Diego and La Mesa.
These markets have high per capita income and are expected to experience some of the fastest population growth in the country. Claritas, Inc., a leading provider of demographic data, has projected that the population in the Las Vegas, San Diego, Phoenix and Tuscon metropolitan areas will grow by 18.9%, 6.5%, 13.8% and 9.6%, respectively, between 2004 and 2009. Between 2000 and 2004, population in the Las Vegas, San Diego, Phoenix and Tucson metropolitan areas grew by 18.0%, 5.6%, 12.4% and 8.3%, respectively.

      We believe that the rapid economic and population growth of our markets will provide us with significant opportunities in the future. The growth in the Las Vegas metropolitan area, our primary market, has been driven by a variety of factors, including a service economy associated with the hospitality and gaming industries, affordable housing, the lack of a state income tax, and a growing base of senior or retirement communities. Increased economic activity by individuals and accelerated infrastructure investments by businesses should generate additional demand for our products and services. For example, economic growth should produce additional commercial and residential development, providing us with greater lending opportunities. In addition, as per capita income continues to rise, there should be greater opportunities to provide financial products and services, such as checking accounts and wealth and asset management services.
Our Management Team
      We seek to attract and retain experienced and relationship-oriented employees. We have structured incentive programs that are intended to reward both superior production as well as adherence to our business philosophy and strategy. Our management team is focused on creating a positive work environment for all employees and fostering a productive culture. Our management team is currently led by Robert Sarver, our Chairman of the Board and Chief Executive Officer.

      Our principal executive offices are located at 2700 West Sahara Avenue, Las Vegas, Nevada 89102, and our telephone number is (702) 248-4200.

The Offering

Common stock offered	3,750,000 shares(1)

Common stock to be outstanding immediately after this offering	22,122,211 shares(2)

Use of proceeds	We estimate that our net proceeds from this offering will be approximately $75.9 million, or $85.2 million if the over-allotment is exercised in full by the underwriters. We expect that we will retain approximately $40.0 million of the net proceeds, and contribute the remainder to the Banks. By increasing the Banks’ capital, the Banks will be permitted to expand their deposit and lending portfolios. Western Alliance will use the proceeds it retains for general corporate purposes, including but not limited to the formation of additional de novo banks in new market areas with attractive growth prospects, the acquisition of other commercial banks or financial services companies and the development of additional products or services. We have no present understanding or agreement or definitive plans concerning any specific markets or acquisitions. See “Use of Proceeds.”

Dividend policy	We have never declared nor paid cash dividends on our common stock. The board of directors intends to follow a policy of retaining earnings for the purpose of increasing our capital for the foreseeable future.

New York Stock Exchange symbol	“WAL”

(1)	The number of shares offered assumes that the underwriters’ over-allotment option is not exercised. If the over-allotment option is exercised in full, we will issue and sell an additional 450,000 shares.

(2)	Based on shares of common stock outstanding as of March 31, 2005. Unless otherwise indicated, information contained in this prospectus regarding the number of shares of our common stock outstanding after this offering does not include an aggregate of up to 4,149,519 shares comprised of: up to 450,000 shares issuable by us upon exercise of the underwriters’ over-allotment option; 1,444,019 shares issuable upon the exercise of outstanding warrants with an expiration date of June 12, 2010 at an exercise price of $7.62 per share; 2,248,550 shares issuable upon the exercise of outstanding stock options with a weighted average exercise price of $9.32 per share; and an aggregate of 6,950 shares reserved for future issuance under our stock option plan. In addition, subsequent to March 31, 2005, our stockholders approved the 2005 Stock Incentive Plan, which increased the number of shares available for issuance under the plan by 1,000,000 shares.
Risk Factors
      See “Risk Factors” beginning on page 8 for a description of material risks related to an investment in our common stock.

Summary Consolidated Financial Data
      The following table sets forth certain of our historical consolidated financial data. We have derived the summary consolidated financial data information as of and for the years ended December 31, 2004, 2003, 2002, 2001 and 2000 from our audited financial statements contained elsewhere in this prospectus. The selected historical financial data at and for the three months ended March 31, 2005 and 2004 is derived from our unaudited interim financial statements and includes, in the opinion of management, all adjustments necessary to present fairly the data for such period. The results of operations for the three-month period ended March 31, 2005 do not necessarily indicate the results that may be expected for any future period or for the full year 2005.
      You should read the information below together with all of the financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

	At or for the Three
	Months Ended
	March 31,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	($ in thousands, except per share data)
Selected Balance Sheet Data:
Total assets	$2,338,856	$1,816,028	$2,176,849	$1,576,773	$872,074	$602,703	$443,665
Loans receivable (net)	1,314,687	819,929	1,173,264	721,700	457,906	400,647	319,604
Securities available for sale	597,747	625,605	659,073	583,684	227,238	73,399	—
Securities held to maturity	131,397	127,012	129,549	132,294	5,610	6,055	7,604
Federal funds sold	109,495	61,493	23,115	4,015	113,789	73,099	62,100
Deposits	2,018,689	1,377,025	1,756,036	1,094,646	720,304	549,354	410,177
Short-term borrowings and long-term debt	142,817	295,770	249,194	338,661	50,000	—	—
Junior subordinated debt	30,928	30,928	30,928	30,928	30,928	15,464	—
Stockholders’ equity	137,082	105,161	133,571	97,451	67,442	35,862	32,297

Selected Income Statement Data:
Interest income	$28,423	$18,877	$90,855	$53,823	$39,117	$35,713	$34,032
Interest expense	6,409	4,178	19,720	12,798	9,771	9,140	8,633

Net interest income	22,014	14,699	71,135	41,025	29,346	26,573	25,399
Provision for loan losses	1,747	1,492	3,914	5,145	1,587	2,800	4,299

Net interest income after provision for loan losses	20,267	13,207	67,221	35,880	27,759	23,773	21,100
Noninterest income	2,584	1,564	8,726	4,270	3,935	3,437	2,948
Noninterest operating expenses	14,573	9,692	44,929	27,290	19,050	18,256	16,323

Income before income taxes	8,278	5,079	31,018	12,860	12,644	8,954	7,725
Income taxes	2,957	1,650	10,961	4,171	4,235	3,001	2,664

Net income	$5,321	$3,429	$20,057	$8,689	$8,409	$5,953	$5,061

Common Share Data:
Net income per share:
Basic	$0.29	$0.21	$1.17	$0.61	$0.79	$0.55	$0.47
Diluted	0.27	0.19	1.09	0.59	0.78	0.54	0.46
Book value per share	7.46	6.29	7.32	5.84	4.98	3.42	3.00
Average shares outstanding:
Basic	18,294,233	16,689,158	17,189,687	14,313,611	10,677,736	10,730,738	10,765,985
Diluted	20,021,146	17,695,250	18,405,120	14,613,173	10,715,448	11,038,275	11,023,491
Common shares outstanding	18,372,211	16,698,773	18,249,554	16,681,273	13,908,279	10,850,787	10,779,381

	At or for the Three
	Months Ended
	March 31,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

Selected Performance Ratios:
Return on average assets(1)	0.98%	0.86%	1.05%	0.76%	1.22%	1.11%	1.21%
Return on average stockholders’ equity(1)	15.28	13.54	17.48	12.19	19.39	15.04	16.95
Net interest margin(1)	4.35	3.94	4.00	3.83	4.57	5.50	7.93
Net interest spread(1)	3.64	3.46	3.43	3.27	3.72	4.39	5.53
Efficiency ratio	59.24	59.60	56.26	60.25	57.24	60.83	57.58

Selected Liquidity and Capital Ratios:
Loan to deposit ratio	65.97%	60.48%	67.68%	66.97%	64.47%	74.13%	79.08%
Average earning assets to interest-bearing liabilities	155.72	142.75	151.29	147.37	155.98	163.14	156.73
Risk based capital:
Leverage capital	7.7	8.2	7.7	8.9	11.2	8.5	7.2
Tier 1	10.4	12.1	10.9	13.3	15.4	10.4	9.1
Total	11.4	13.3	12.0	14.4	18.1	12.3	10.4

Asset Quality Ratios:
Net charge-offs (recoveries) to average loans outstanding	(0.01)%	—%	—%	0.17%	0.19%	0.27%	1.24%
Non-performing loans to gross loans	0.05	0.13	0.13	0.04	0.76	0.23	1.37
Non-performing assets to total assets	0.03	0.06	0.07	0.02	0.41	0.17	1.00
Allowance for loan losses to gross loans	1.29	1.55	1.28	1.55	1.39	1.61	1.46
Allowance for loan losses to non- performing loans	2,707.91	808.16	958.63	4,137.45	181.71	711.82	106.96

Growth Ratios and Other Data:(2)
Percentage change in net income	55.2%	107.7%	130.8%	3.3%	41.3%	17.6%	15.5%
Percentage change in diluted net income per share	42.1	58.3	84.7	(24.4)	44.4	17.4	4.5
Percentage change in assets	28.8	84.1	38.1	81.0	44.7	35.7	20.4
Percentage change in gross loans, including deferred fees	59.9	66.2	62.1	57.9	14.0	25.5	22.1
Percentage change in deposits	46.6	77.0	60.4	52.0	31.1	33.9	20.7
Percentage change in equity	30.4	40.5	37.1	44.5	88.1	11.0	18.8
Number of branches	13	10	13	10	5	5	4

(1)	Annualized for the three-month periods ended March 31, 2005 and 2004.

(2)	Ratios of changes in income are computed based upon the growth over the comparable prior period. Ratios of changes in balance sheet data compare period-end data against the same data from the comparable period-end for the prior year.

RISK FACTORS
      You should carefully consider all information included in this prospectus. In particular, you should carefully consider the risks described below before purchasing shares of our common stock in this offering. Investing in our common stock involves a high degree of risk. Any of the following factors could harm our business and future results of operations and could result in a partial or complete loss of your investment. These risks are not the only ones that we may face. Other risks of which we are not aware, which relate to the banking and financial services industries in general, or which we do not currently believe are material, may cause our earnings to be lower, or hurt our future financial condition.
Risks Related to Our Market and Business
Our current primary market area is substantially dependent on gaming and tourism revenue, and a downturn in gaming or tourism could hurt our business and our prospects.
      Our business is currently concentrated in the Las Vegas metropolitan area. The economy of the Las Vegas metropolitan area is unique in the United States for its level of dependence on services and industries related to gaming and tourism. Any event that negatively impacts the gaming or tourism industry will adversely impact the Las Vegas economy.
      Gaming and tourism revenue (whether or not such tourism is directly related to gaming) is vulnerable to fluctuations in the national economy. A prolonged downturn in the national economy could have a significant adverse effect on the economy of the Las Vegas area. Virtually any development or event that could dissuade travel or spending related to gaming and tourism, whether inside or outside of Las Vegas, could adversely affect the Las Vegas economy. In this regard, the Las Vegas economy is more susceptible than the economies of other cities to issues such as higher gasoline and other fuel prices, increased airfares, unemployment levels, recession, rising interest rates, and other economic conditions, whether domestic or foreign. Gaming and tourism are also susceptible to certain political conditions or events, such as military hostilities and acts of terrorism, whether domestic or foreign. A terrorist act, or the mere threat of a terrorist act, may adversely affect gaming and tourism and the Las Vegas economy and may cause substantial harm to our business.
      In addition, Las Vegas competes with other areas of the country for gaming revenue, and it is possible that the expansion of gaming operations in other states, such as California, as a result of changes in laws or otherwise, could significantly reduce gaming revenue in the Las Vegas area.
      Although we have no substantial customer relationships in the gaming and tourism industries, a downturn in the Las Vegas economy, generally, could have an adverse effect on our customers and result in an increase in loan delinquencies and foreclosures, a reduction in the demand for our products and services and a reduction of the value of our collateral for loans which could result in the reduction of a customer’s borrowing power, any of which could adversely affect our business, financial condition, results of operations and prospects.
We may not be able to continue our growth at the rate we have in the past several years.
      We have grown substantially, from having one chartered bank with $443.7 million in total assets and $410.2 million in total deposits as of December 31, 2000, to three chartered banks with $2.3 billion in total assets and $2.0 billion in total deposits as of March 31, 2005. If we are unable to effectively execute on our strategy, we may not be able to continue to grow at our historical rates. In particular, Alliance Bank of Arizona and Torrey Pines Bank have achieved unusually high annual rates of growth as compared to other recently opened de novo banks. We do not expect this high level of growth at Alliance Bank of Arizona and Torrey Pines Bank to continue in the future.

Our growth and expansion strategy may not prove to be successful and our market value and profitability may suffer.
      Growth through acquisitions of banks or the organization of new banks in high-growth markets, especially in markets outside of our current markets, represents an important component of our business strategy.
      At this time, we have no agreements or understandings to acquire any financial institutions or financial services providers. Any future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	difficulty of integrating the operations and personnel;

•	potential disruption of our ongoing business; and

•	inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control systems.
      We expect that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to successfully identify and acquire suitable acquisition targets on acceptable terms and conditions.
      In addition to the acquisition of existing financial institutions, we may consider the organization of new banks in new market areas. We do not have any current plan to organize a new bank. Any acquisition or organization of a new bank carries with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses during the application and organizational phases, and the first years of operation of the new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.
      We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions and the organization of new banks. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability growth.
If we continue to grow rapidly as planned, we may not be able to control costs and maintain our asset quality.
      We expect to continue to grow our assets and deposits, the products and services which we offer and the scale of our operations, generally, both internally and through acquisitions. Our ability to manage our growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms. If we grow too quickly and are not able to control costs and maintain asset quality, this rapid growth could materially adversely affect our financial performance.

We may have difficulty managing our growth, which may divert resources and limit our ability to successfully expand our operations.
      Our rapid growth has placed, and it may continue to place, significant demands on our operations and management. Our future success will depend on the ability of our officers and other key employees to continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures, and to manage a growing number of client relationships. We may not successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches and banks. Thus, our growth strategy may divert management from our existing businesses and may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business.
Our future growth is dependent upon our ability to recruit additional, qualified employees, especially seasoned relationship bankers.
      Our market areas are experiencing a period of rapid growth, placing a premium on highly qualified employees in a number of industries, including the financial services industry. Our business plan includes, and is dependent upon, hiring and retaining highly qualified and motivated executives and employees at every level. In particular, our success has been partly the result of our management’s ability to seek and retain highly qualified relationship bankers that have long-standing relationships in their communities. These professionals bring with them valuable customer relationships, and have been an integral part of our ability to attract deposits and to expand rapidly in our market areas. We expect to experience substantial competition in our endeavor to identify, hire and retain the top-quality employees that we believe are key to our future success. If we are unable to hire and retain qualified employees, we may not be able to grow our franchise and successfully execute our business strategy.
We are highly dependent on real estate and events that negatively impact the real estate market could hurt our business.
      A significant portion of our loan portfolio is dependent on real estate. As of March 31, 2005, real estate related loans accounted for approximately 78.5% of total loans. Our financial condition may be adversely affected by a decline in the value of the real estate securing our loans. In addition, acts of nature, including earthquakes, fires and floods, which may cause uninsured damage and other loss of value to real estate that secures these loans, may also negatively impact our financial condition.
      In addition, title company deposits comprised 17.0% of our total deposits as of March 31, 2005. A slowdown in real estate activity in the markets we serve may cause a decline in our deposit growth and may negatively impact our financial condition.
Our high concentration of commercial real estate, construction and land development and commercial, industrial loans expose us to increased lending risks.
      As of March 31, 2005, the composition of our loan portfolio was as follows:

•	commercial real estate loans of $544.2 million, or 40.8% of total loans,

•	construction and land development loans of $362.9 million, or 27.2% of total loans,

•	commercial and industrial loans of $266.7 million, or 20.0% of total loans,

•	residential real estate loans of $140.2 million, or 10.5% of total loans, and

•	consumer loans of $20.0 million, or 1.5% of total loans.
      Commercial real estate, construction and land development and commercial and industrial loans, which comprised 88.0% of our total loan portfolio as of March 31, 2005, expose us to a greater risk of loss than our residential real estate and consumer loans, which comprised 12.0% of our total loan portfolio as of March 31, 2005. Commercial real estate and land development loans typically involve larger loan balances to single borrowers or groups of related borrowers compared to residential loans. Consequently, an adverse development with respect to one commercial loan or one credit relationship may expose us to a significantly greater risk of loss compared to an adverse development with respect to one residential mortgage loan.
If we lost a significant portion of our low-cost deposits, it would negatively impact our profitability.
      Our profitability depends in part on our success in attracting and retaining a stable base of low-cost deposits. As of March 31, 2005, our deposit base was comprised of 42.8% non-interest bearing deposits, of which 38.1% consisted of title company deposits, which consist primarily of deposits held in escrow pending the closing of commercial and residential real estate transactions, and to a lesser extent, operating accounts for title companies; 56.1% consisted of other business deposits, which consist primarily of operating accounts for businesses; and 5.8% consisted of consumer deposits. We consider these deposits to be core deposits. While we generally do not believe these deposits are sensitive to interest rate fluctuations, the competition for these deposits in our markets is strong and if we lost a significant portion of these low-cost deposits, it would negatively impact our profitability.
Many of our loans have been made recently, and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. If our allowance for loan losses is not adequate to cover actual loan losses, our earnings will decrease.
      The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may negatively impact our earnings and overall financial condition, as well as the value of our common stock. Also, many of our loans have been made over the last three years and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for probable losses based on several factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which would have an adverse effect on our operating results. Additions to our allowance for loan losses decrease our net income. While we have not experienced any significant charge-offs or had large numbers of nonperforming loans, due to the significant increase in loans originated during this period, we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions.
Our future success will depend on our ability to compete effectively in a highly competitive market.
      We face substantial competition in all phases of our operations from a variety of different competitors. Our competitors, including commercial banks, community banks, savings and loan associations, mutual savings banks, credit unions, consumer finance companies, insurance companies, securities dealers, brokers, mortgage bankers, investment advisors, money market mutual funds and other financial institutions, compete with lending and deposit-gathering services offered by us. Increased competition in our markets may result in reduced loans and deposits.
      There is very strong competition for financial services in the market areas in which we conduct our businesses from many local commercial banks as well as numerous regionally based commercial banks. Many of these competing institutions have much greater financial and marketing resources than we have. Due to their size, many competitors can achieve larger economies of scale and may offer a broader range of products and services than us. If we are unable to offer competitive products and services, our earnings may be negatively affected.

      Some of the financial services organizations with which we compete are not subject to the same degree of regulation as is imposed on bank holding companies and federally insured financial institutions. As a result, these nonbank competitors have certain advantages over us in accessing funding and in providing various services. The banking business in our primary market areas is very competitive, and the level of competition facing us may increase further, which may limit our asset growth and profitability. For more information on the competition we have in our markets, see “Business — Competition.”
Our business would be harmed if we lost the services of any of our senior management team or senior relationship bankers.
      We believe that our success to date has been substantially dependent on our senior management team, which includes Robert Sarver, our Chairman, President and Chief Executive Officer and Chief Executive Officer of Torrey Pines Bank, Dale Gibbons, our Chief Financial Officer, Larry Woodrum, President and Chief Executive Officer of BankWest of Nevada and James Lundy, President and Chief Executive Officer of Alliance Bank of Arizona, and certain of our senior relationship bankers. We also believe that our prospects for success in the future are dependent on retaining our senior management team and senior relationship bankers. In addition to their skills and experience as bankers, these persons provide us with extensive community ties upon which our competitive strategy is based. Our ability to retain these persons may be hindered by the fact that we have not entered into employment agreements with any of them. The loss of the services of any of these persons, particularly Mr. Sarver, could have an adverse effect on our business if we can’t replace them with equally qualified persons who are also familiar with our market areas.
Mr. Sarver’s involvement in outside business interests requires substantial time and attention and may adversely affect our ability to achieve our strategic plan and maintain our current growth.
      Mr. Sarver joined us in December of 2002 and has been an integral part of our recent growth. He has substantial business interests that are unrelated to us, including his ownership interest in the Phoenix Suns NBA franchise. Mr. Sarver’s other business interests demand significant time commitments, the intensity of which may vary throughout the year. Mr. Sarver’s other commitments may reduce the amount of time he has available to devote to our business. We believe that Mr. Sarver spends the substantial majority of his business time on matters related to our company. However, a significant reduction in the amount of time Mr. Sarver devotes to our business may adversely affect our ability to achieve our strategic plan and maintain our current growth.
The circumstances surrounding the acquittal of our Chief Financial Officer on felony charges and his related civil rights claims could generate negative publicity for us, cause reputational harm and cause our stock price to decline.
      In June 2001, Dale Gibbons was arrested and subsequently charged in a criminal information prepared by the District Attorney for Salt Lake County with three felonies: possession of a controlled substance, dealing in harmful material to a minor and endangerment of a child. Mr. Gibbons maintained his innocence and, after a jury trial in June 2002, he was acquitted of all charges. There was extensive media coverage in both the local Utah media and the national financial press of Mr. Gibbons’ arrest, the assertion of the felony charges against him, and his subsequent resignation as the Chief Financial Officer of his then employer, Zions Bancorporation.
      In June 2002, Mr. Gibbons filed a civil rights lawsuit in a Utah state court, which was removed to the United States District Court, District of Utah, Central Division in November 2002. The civil rights action was brought against various officers of the office of the Salt Lake County Sheriff, attorneys in the Salt Lake County prosecutor’s office, and a number of unnamed defendants alleging, among other things, defamation of character, wrongful arrest and malicious prosecution. The U.S. District Court recently issued an opinion granting summary judgment to the defendants on substantially all of Mr. Gibbons’ claims. All parties have resolved the lawsuit and an order of dismissal has been entered by the U.S. District Court.

      Public disclosures and deposition testimony in connection with the legal proceedings involving Mr. Gibbons have included extensive discussion of certain aspects of Mr. Gibbons’ personal life including allegations about his use of controlled substances. Before hiring Mr. Gibbons as our Chief Financial Officer, our Audit Committee engaged special legal counsel and an investigator to assist in considering Mr. Gibbons’ prospective employment with Western Alliance. We evaluated Mr. Gibbons’ extensive banking background, reviewed the legal and investigatory descriptions of the facts and circumstances surrounding his arrest, and consulted with the Federal Deposit Insurance Corporation and the Federal Reserve Bank of San Francisco. Our Board of Directors determined that Mr. Gibbons was suitable to serve as our Chief Financial Officer. Subsequent to his hiring, as Mr. Gibbons pursued his civil rights lawsuit, our Board has been updated on the claims and information alleged against Mr. Gibbons in that action. Our Board continues to believe Mr. Gibbons is suitable to serve as our Chief Financial Officer.
      Additional publicity, however, could materially damage the public’s perception of us, impair the reputations of Mr. Gibbons and Western Alliance, and adverse public sentiment could affect the market price of our common stock and our financial results.
A prolonged low interest rate environment could have a negative impact on our profitability.
      We believe that we are moderately asset sensitive, which means that our net interest income will generally rise in higher interest rate environments and decline during lower interest rate environments. Because our total income depends substantially (approximately 90% for the year ended December 31, 2004) on our net interest income, a reduction in our net interest income could have a material adverse impact on our net income. If we were to experience a prolonged low interest environment, our financial performance would likely suffer. We cannot assure you that we will be able to minimize this risk.
A deterioration in economic conditions generally could adversely affect our business, financial condition, results of operations and prospects.
      A deterioration in economic conditions generally could adversely affect our business, financial condition, results of operations and prospects. Such a deterioration could result in a variety of adverse consequences to us, including a reduction in net income and the following:

•	Loan delinquencies, non-performing assets and foreclosures may increase, which could result in higher operating costs, as well as increases in our loan loss provisions;

•	Demand for our products and services may decline, including the demand for loans, which would adversely affect our revenues; and

•	Collateral for loans made by us may decline in value, reducing a customer’s borrowing power, and reducing the value of assets and collateral associated with our loans which would cause decreases in net interest income and increasing loan loss provisions.
Economic conditions either nationally or locally in areas in which our operations are concentrated may be less favorable than expected.
      Deterioration in local, regional, national or global economic conditions could result in, among other things, an increase in loan delinquencies, a decrease in property values, a change in housing turnover rate or a reduction in the level of bank deposits. Particularly, a weakening of the real estate or employment market in our primary market areas of Las Vegas, San Diego, Tucson and Phoenix could result in an increase in the number of borrowers who default on their loans and a reduction in the value of the collateral securing their loans, which in turn could have an adverse effect on our profitability and asset quality.

We have limited rights to use the “BankWest of Nevada” mark.
      Pursuant to a previous settlement agreement, we have agreed to use the word “BankWest” only within the name and service mark “BankWest of Nevada.” The settlement agreement covers our use of the mark only in Clark and Nye counties, Nevada. Our use of the mark “BankWest of Nevada” outside of Clark or Nye counties could result in:

•	further claims of infringement, including costly litigation;

•	an injunction prohibiting our proposed use of the mark; and

•	the need to enter into licensing agreements, which may not be available on terms acceptable to us, if at all.
      Because of our limited rights to use the “BankWest of Nevada” name, if we expand our Nevada franchise beyond Clark and Nye counties, we may have to either change BankWest of Nevada’s name or operate under two separate names in Nevada.
Risks Related to this Offering
“Anti-takeover” provisions and the regulations to which we are subject may make it more difficult for a third party to acquire control of us, even if the change in control would be beneficial to stockholders.
      We are a bank holding company incorporated in the State of Nevada. Anti-takeover provisions in Nevada law and our articles of incorporation and bylaws, as well as regulatory approvals that would be required under federal law, could make it more difficult for a third party to acquire control of us and may prevent stockholders from receiving a premium for their shares of our common stock. These provisions could adversely affect the market price of our common stock and could reduce the amount that stockholders might receive if we are sold.
      Our articles of incorporation provide that our board of directors may issue up to 20 million shares of preferred stock, in one or more series, without stockholder approval and with such terms, conditions, rights, privileges and preferences as the board of directors may deem appropriate. In addition, our articles of incorporation provide for a staggered board of directors and limitations on persons authorized to call a special meeting of stockholders.
      In addition, certain provisions of Nevada law may have the effect of inhibiting a third party from making a proposal to acquire us or of impeding a change of control under circumstances that otherwise could provide the holders of our common stock with the opportunity to realize a premium over the then-prevailing market price of those shares, including:

•	“business combination moratorium” provisions that, subject to limitations, prohibit certain business combinations between us and an “interested stockholder” (defined generally as any person who beneficially owns 10% or more of the voting power of our voting stock) for three years following the date on which the shareholder becomes an interested shareholder; and

•	“control share” provisions that provide that a person who acquires a “controlling interest” (which, under the definition in the statue, can be as small as 20% of the voting power in the election of directors) in our company will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested shareholders.
      Further, the acquisition of specified amounts of our common stock (in some cases, the acquisition of more than 5% of our common stock) may require certain regulatory approvals, including the approval of the FRB and one or more of our state banking regulatory agencies. The filing of applications with these agencies and the accompanying review process can take several months. Additionally, any corporation, partnership or other company that becomes a bank holding company as a result of acquiring control of us would become subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended.
      Additionally, upon completion of the offering, our executive officers, directors, and other five percent or greater stockholders and entities affiliated with them, will own approximately 54.77% of our outstanding common stock. These stockholders, acting together, will be able to influence matters requiring approval by our stockholders, including the election of directors. For example, our articles of incorporation provide that directors may be removed only by the affirmative vote of at least 80% of our outstanding common stock.
      The factors described above may hinder or even prevent a change in control of us, even if a change in control would be beneficial to our stockholders.
We do not anticipate paying any dividends on our common stock. As a result, capital appreciation, if any, of our common stock may be your sole source of gains in the future.
      We have never paid a cash dividend, and do not anticipate paying a cash dividend in the foreseeable future. As a result, you may only receive a return on your investment in the common stock if the market price of the common stock increases.
Our Banks’ ability to pay dividends or lend funds to us is subject to regulatory limitations, which, to the extent we are not able to access those funds, may impair our ability to accomplish our growth strategy and pay our operating expenses.
      We expect to use our earnings as capital for operations and expansion of our business. Western Alliance is a legal entity separate and distinct from the Banks and our other non-Bank subsidiaries. Since we are a holding company with no significant assets other than the capital stock of our subsidiaries, we depend upon dividends from our subsidiaries for a substantial part of our revenue. Accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from our subsidiaries. Our subsidiaries’ ability to pay dividends to Western Alliance is subject to, among other things, their earnings, financial condition and need for funds, as well as federal and state governmental policies and regulations applicable to us and each of those subsidiaries, which limit the amount that may be paid as dividends without prior approval. In addition, if any required payments on outstanding trust preferred securities are not made, we will be prohibited from paying dividends on our common stock.
A substantial number of shares of our common stock will be eligible for sale in the near future, which could adversely affect our stock price and could impair our ability to raise capital through the sale of equity securities.
      If our stockholders sell, or the market perceives that our stockholders intend to sell, substantial amounts of our common stock in the public market following this offering, the market price of our common stock could decline significantly. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price we deem appropriate. Upon completion of this offering, we will have outstanding 22,273,591 shares of common stock assuming no exercise of the underwriters’ overallotment option and no exercise of outstanding options prior to completion of this offering. All of the shares sold in this offering will be freely tradable, except for any shares purchased by our “affiliates,” as that term is defined by Rule 144 under the Securities Act of 1933, as amended. Approximately 11,485,826 million shares of common stock, as well as 1,486,096 shares of common stock underlying our outstanding options and warrants, will be available for sale in the public 180 days after the date of this prospectus following the expiration of lock-up agreements between our management and directors, on the one hand, and the underwriters, on the other hand. As restrictions on resale end, the market price of our common stock could drop significantly if the holders of restricted shares sell them or are perceived by the market as intending to sell them.

We will retain broad discretion in using the net proceeds from this offering, and may not use the proceeds effectively.
      Although we expect to use our earnings as capital for operations and expansion of our business, we have not designated the amount of net proceeds we will use for any particular purpose. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, given our current liquidity position, it may take us some time to effectively deploy the proceeds from this offering. Until the proceeds are effectively deployed, our return on equity and earnings per share may be negatively impacted. Management’s failure to spend the proceeds effectively could have an adverse effect on our business, financial condition and results of operations.
There is no prior public market for our common stock, and our share price could be volatile and could decline following this offering, resulting in a substantial or complete loss on your investment.
      Prior to this offering, there has not been a public market for any class of our shares. An active trading market for our common stock may never develop or be sustained, which could affect your ability to sell your shares and could depress the market price of your shares. In addition, the initial public offering price has been determined through negotiations between us and the underwriters and may bear no relationship to the price at which the common stock will trade upon completion of this offering.
      At times the stock markets, including the New York Stock Exchange, on which we have been approved to list our common stock, experience significant price and volume fluctuations. As a result, the market price of our common stock is likely to be similarly volatile, and investors in our common stock may experience a decrease in the value of their shares, including decreases unrelated to our operating performance or prospects. In addition, we estimate that following this offering, approximately 54.77% of our outstanding common stock will be owned by our executive officers and directors. This substantial amount of common stock that is owned by our executive officers and directors may adversely affect the development of an active and liquid trading market.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      Some of the statements contained in “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and elsewhere in this prospectus constitute forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. In some cases, you can identify forward looking statements by terms such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or the negative of these terms or other comparable terminology.
      The forward-looking statements contained in this prospectus reflect our current views about future events and financial performance and are subject to risks, uncertainties, assumptions and changes in circumstances that may cause our actual results to differ significantly from historical results and those expressed in any forward-looking statement, including those risks discussed under the heading “Risk Factors” in this prospectus. Some factors that could cause actual results to differ materially from historical or expected results include:

•	changes in general economic conditions, either nationally or locally in the areas in which we conduct or will conduct our business;

•	inflation, interest rate, market and monetary fluctuations;

•	changes in gaming or tourism in our primary market area;

•	risks associated with our growth and expansion strategy and related costs;

•	increased lending risks associated with our high concentration of commercial real estate, construction and land development and commercial, industrial loans;

•	increases in competitive pressures among financial institutions and businesses offering similar products and services;

•	higher defaults on our loan portfolio than we expect;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	legislative or regulatory changes or changes in accounting principles, policies or guidelines;

•	management’s estimates and projections of interest rates and interest rate policy;

•	the execution of our business plan; and

•	other factors affecting the financial services industry generally or the banking industry in particular.
      For more information regarding risks that may cause our actual results to differ materially from any forward-looking statements, see “Risk Factors” beginning on page 8. We do not intend and disclaim any duty or obligation to update or revise any industry information or forward-looking statements set forth in this prospectus to reflect new information, future events or otherwise, except as may be required by the securities laws.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of our common stock in the offering will be approximately $75.9 million, or approximately $85.2 million if the underwriters’ over-allotment option is exercised in full. In each case, this assumes the deduction of estimated offering expenses of $1.2 million in addition to underwriting discounts and commissions. We expect that we will retain approximately $40.0 million of the net proceeds at Western Alliance and contribute the remaining proceeds to the Banks. By increasing the Banks’ capital, the Banks will be permitted to expand their deposit and lending portfolios. See “Capitalization” for additional information regarding offering expenses and underwriting commissions and discounts.
      The proceeds retained by Western Alliance will be used for general corporate purposes, including but not limited to, the formation of additional de novo banks in new market areas with attractive growth prospects, the acquisition of other commercial banks or financial services companies and the development of additional products or services for new and existing customers. We have no present understandings or agreements or definitive plans concerning any specific acquisitions.
TRADING HISTORY AND DIVIDEND POLICY
      Prior to this offering there has been no public market for our common stock.
      We have never paid a cash dividend on our common stock and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain any earnings to help fund our growth. We anticipate continuing the policy of retaining earnings to fund growth for the foreseeable future.
      Western Alliance is a legal entity separate and distinct from the Banks and our other non-Bank subsidiaries. Since we are a holding company with no significant assets other than the capital stock of our subsidiaries, we depend upon dividends from our subsidiaries for a substantial part of our revenue. Accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from our subsidiaries. Our subsidiaries’ ability to pay dividends to Western Alliance is subject to, among other things, their earnings, financial condition and need for funds, as well as federal and state governmental policies and regulations applicable to us and each of those subsidiaries, which limit the amount that may be paid as dividends without prior approval. See “Supervision and Regulation” for information regarding our ability to pay cash dividends. In addition, if any required payments on outstanding trust preferred securities are not made, we will be prohibited from paying dividends on our common stock.

CAPITALIZATION
      The following table sets forth our capitalization and regulatory capital ratios as of March 31, 2005. Our capitalization is presented on an actual basis and on an as adjusted basis as if the offering had been completed as of March 31, 2005 and assuming:

•	the net proceeds to us in this offering, at the initial public offering price of $22.00 per share after deducting underwriting discounts and commissions and estimated offering expenses payable by us in this offering of $6.6 million; and

•	the underwriters’ over-allotment option is not exercised.
      The following should be read in conjunction with our financial statements and related notes that are included in this prospectus.

	March 31, 2005

	Actual	As adjusted

	($ in thousands)
Junior Subordinated Debt	$30,928	$30,928

Stockholders’ Equity:
Common stock, $.0001 par value; 50,000,000 shares authorized; 18,372,211 issued and outstanding; 22,122,211 on an as adjusted basis(1)	2	2
Additional paid-in capital	81,457	157,355
Retained earnings	63,537	63,537
Deferred compensation — restricted stock	(431)	(431)
Accumulated other comprehensive loss	(7,483)	(7,483)

Total Stockholders’ Equity	137,082	212,980

Total Capitalization	$168,010	$243,908

Regulatory Capital Ratios:(2)
Leverage capital	7.7%	10.8%
Tier 1 capital	10.4	14.9
Total capital	11.4	15.9

(1)	The above-table excludes the following: (a) 1,444,019 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $7.62 per share; (b) 2,248,550 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $9.32 per share; and (c) 6,950 shares of common stock available for future issuance under our equity compensation plans. In addition, subsequent to March 31, 2005, our stockholders approved (i) the 2005 Stock Incentive Plan, which increased the number of shares available for issuance under the plan by 1,000,000 shares; and (ii) amended and restated articles of incorporation, which provide for the issuance of up to 20,000,000 shares of serial preferred stock, and an increase in the authorized common stock by 50,000,000 shares to 100,000,000 shares.

(2)	The net proceeds from our sale of common stock in this offering are presumed to be invested in securities which carry a 20% risk weighting for purposes of as adjusted risk-based capital ratios. If the over-allotment option is exercised in full, net proceeds would be $85.2 million, our leverage capital ratio, Tier 1 capital ratio, and our total capital ratio would have been 11.1%, 15.4%, and 16.5%, respectively.

DILUTION
      Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of our common stock in this offering and the net tangible book value per share of common stock immediately after this offering. Net tangible book value per share represents the amount of total tangible assets less total liabilities, divided by the number of outstanding shares of common stock. Our net tangible book value as of March 31, 2005 was $131.8 million, or $7.17 per share, based on the number of shares of common stock outstanding as of March 31, 2005.
      After giving effect to the sale of the 3,750,000 shares of our common stock to be sold by us in this offering at the initial public offering price of $22.00 per share, and after deducting underwriting discounts and commissions and estimated offering expenses, our pro forma as adjusted net tangible book value at March, 2005 would have been approximately $207.6 million, or $9.39 per share. This amount represents an immediate increase in pro forma net tangible book value of $2.22 per share to existing shareholders and an immediate dilution of $12.61 per share to new investors. The dilution to investors in this offering is illustrated in the following table:

Initial public offering price per share		$22.00
Net tangible book value per share prior to offering	$7.17
Increase in net tangible book value per share attributable to new investors	2.22
Pro forma net tangible book value per share after offering		9.39

Dilution per share to new investors		$12.61

      The following table sets forth, as of March 31, 2005, on an adjusted basis as described above, the difference between the number of shares of common stock purchased from us by our existing stockholders and to be purchased from us by new investors in this offering, the aggregate cash consideration paid by our existing stockholders and to be paid by new investors in this offering and the average price per share paid by existing stockholders and to be paid by new investors in this offering. The table below is based upon the initial public offering price of $22.00 per share before deducting estimated underwriting discounts and commissions and our estimated offering expenses.

	Shares Purchased		Total Consideration
					Average Price
	Number	Percent	Amount	Percent	per Share

	($ in thousands)
Existing shareholders	18,372,211	83.0%	$82,363	50.0%	$4.48
New investors	3,750,000	17.0	82,500	50.0	22.00

Total	22,122,211	100.0%	$164,863	100.0%	$7.45

      If the underwriters exercise their over-allotment option in full, our existing stockholders would own approximately 81.4% and our new investors would own approximately 18.6% of the total number of shares of our common stock outstanding after this offering.
      The foregoing discussion and tables assume no exercise of stock options outstanding immediately following this offering. As of March 31, 2005, there were (a) 1,444,019 shares of common stock issuable upon the exercise of outstanding warrants at an exercise price of $7.62 per share and (b) 2,248,550 shares of common stock issuable upon the exercise of outstanding stock options at a weighted average exercise price of $9.32 per share. To the extent that any of these warrants and options are exercised there may be further dilution to new investors. In addition, you will incur additional dilution if we grant options, warrants, restricted stock or other rights to purchase our common stock in the future with exercise prices below the initial public offering price.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Certain risks, uncertainties and other factors, including but not limited to those set forth under “Forward Looking Statements,” “Risk Factors” and elsewhere in this prospectus, may cause actual results to differ materially from those projected in the forward-looking statements.
Overview and History
      We are a bank holding company headquartered in Las Vegas, Nevada. We provide a full range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local nonprofit organizations, high net worth individuals and consumers through our subsidiary banks and financial services companies located in Nevada, Arizona and California. In addition to traditional lending and deposit gathering capabilities, we also offer a broad array of financial products and services aimed at satisfying the needs of small to mid-sized businesses and their proprietors, including cash management, trust administration and estate planning, custody and investments and equipment leasing.
      We generate the majority of our revenue from interest on loans, service charges on customer accounts and income from investment securities. This revenue is offset by interest expense paid on deposits and other borrowings and non-interest expense such as administrative and occupancy expenses. Net interest income is the difference between interest income on interest-earning assets such as loans and securities and interest expense on interest-bearing liabilities such as customer deposits and other borrowings which are used to fund those assets. Net interest income is our largest source of net income. Interest rate fluctuations, as well as changes in the amount and type of earning assets and liabilities, combine to affect net interest income.
      We provide a variety of loans to our customers, including commercial and residential real estate loans, construction and land development loans, commercial and industrial loans, and to a lesser extent, consumer loans. We rely primarily on locally generated deposits to provide us with funds for making loans. We intend to continue expanding our lending activities and have recently begun offering Small Business Administration, or SBA, loans.
      In addition to these traditional commercial banking capabilities, we also provide our customers with cash management, trust administration and estate planning, equipment leasing, and custody and investment services, resulting in revenue generated from non-interest income. We receive fees from our deposit customers in the form of service fees, checking fees and other fees. Other services such as safe deposit and wire transfers provide additional fee income. We may also generate income from time to time from the sale of investment securities. The fees collected by us and any gains on sales of securities are found in our Consolidated Statements of Income under “non-interest income.” Offsetting these earnings are operating expenses referred to as “non-interest expense.” Because banking is a very people intensive industry, our largest operating expense is employee compensation and related expenses.

	Key Financial Measures

	At or for the Three Months
	Ended March 31,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002

	($ in thousands, except per share data)
Net Income	$5,321	$3,429	$20,057	$8,689	$8,409
Basic earnings per share	0.29	0.21	1.17	0.61	0.79
Diluted earnings per share	0.27	0.19	1.09	0.59	0.78
Total Assets	2,338,856	1,816,028	2,176,849	1,576,773	872,074
Gross Loans	1,331,801	832,803	1,188,535	733,078	464,355
Total Deposits	2,018,689	1,377,025	1,756,036	1,094,646	720,304
Net interest margin(1)	4.35%	3.94%	4.00%	3.83%	4.57%
Efficiency Ratio	59.24	59.60	56.26	60.25	57.24
Return on average assets(1)	0.98	0.86	1.05	0.76	1.22
Return on average equity(1)	15.28	13.54	17.48	12.19	19.39

(1)	Annualized for the three-month periods ended March 31, 2005 and 2004.
Primary Factors in Evaluating Financial Condition and Results of Operations
      As a bank holding company, we focus on several factors in evaluating our financial condition and results of operations, including:

•	Return on Average Equity, or ROE;

•	Return on Average Assets, or ROA;

•	Asset Quality;

•	Asset and Deposit Growth; and

•	Operating Efficiency.
      Return on Average Equity. Our net income for the three months ended March 31, 2005 increased 55.2% to $5.3 million compared to $3.4 million for the three months ended March 31, 2004. The increase in net income was due primarily to an increase in net interest income of $7.3 million and an increase in non-interest income of $1.0 million, offset by an increase of $255,000 to the provision for loan losses, the amount required to maintain the allowance for loan losses at an adequate level to absorb probable loan losses, and an increase of $4.9 million in other expenses. Basic earnings per share increased to $0.29 per share for the three months ended March 31, 2005 compared to $0.21 per share for the same period in 2004. Diluted earnings per share increased to $0.27 per share for the three months ended March 31, 2005 compared to $0.19 per share for the same period last year. The increase in net income resulted in an ROE of 15.3% for the three months ended March 31, 2005 compared to 13.5% for the three months ended March 31, 2004.
      Our net income for the year ended December 31, 2004 increased 130.8% to $20.1 million compared to $8.7 million for the year ended December 31, 2003. The increase in net income was due primarily to an increase in net interest income of $30.1 million and a decrease of $1.2 million to the provision for loan losses, partially offset by an increase of $17.6 million in other expenses. Basic earnings per share increased to $1.17 per share for the year ended December 31, 2004, compared to $0.61 per share for the same period in 2003. Diluted earnings per share increased to $1.09 per share for the year ended December 31, 2004, compared to $0.59 per share for the same period last year. The increase in net income resulted in an ROE of 17.5% for the year ended December 31, 2004, compared to 12.2% for the year ended December 31, 2003.

      Return on Average Assets. Our ROA for the three months ended March 31, 2005 increased to 0.98% compared to 0.86% for the same period in 2004. Our ROA for the year ended December 31, 2004 increased to 1.05% compared to 0.76% for the same period in 2003. The increases in ROA are primarily due to the increases in net income discussed above.
      Asset Quality. For all banks and bank holding companies, asset quality plays a significant role in the overall financial condition of the institution and results of operations. We measure asset quality in terms of nonperforming loans and assets as a percentage of gross loans and assets, and net charge-offs as a percentage of average loans. Nonperforming loans include loans past due 90 days or more and still accruing, non-accrual loans and restructured loans. Net charge-offs are calculated as the difference between charged-off loans and recovery payments received on previously charged-off loans. As of March 31, 2005, nonperforming loans were $632,000 compared to $1.6 million at December 31, 2004 and $275,000 at December 31, 2003. Nonperforming loans as a percentage of gross loans were 0.05% as of March 31, 2005, compared to 0.13% as of December 31, 2004 and 0.04% as of December 31, 2003. At March 31, 2005 and December 31, 2004 and 2003, our nonperforming assets were exclusively comprised of nonperforming loans. For the three months ended March 31, 2005, net recoveries as a percentage of average loans were 0.01%, compared to net charge-offs of less than 0.01% and 0.17% for the years ended December 31, 2004 and 2003.
      Asset Growth. The ability to produce loans and generate deposits is fundamental to our asset growth. Our assets and liabilities are comprised primarily of loans and deposits, respectively. Total assets increased 7.4% to $2.3 billion as of March 31, 2005 from $2.2 billion as of December 31, 2004 and $1.6 billion as of December 31, 2003. Gross loans grew 12.1% to $1.3 billion as of March 31, 2005 from $1.2 billion as of December 31, 2004 and $733.1 million as of December 31, 2003. Total deposits increased 15.0% to $2.0 billion as of March 31, 2005 from $1.8 billion as of December 31, 2004 and $1.1 billion as of December 31, 2003.
      Operating Efficiency. Operating efficiency is measured in terms of how efficiently income before income taxes is generated as a percentage of revenue. Our efficiency ratio (non-interest expenses divided by the sum of net interest income and non interest income) improved to 59.24% for the three months ended March 31, 2005 from 59.60% for the same period in 2004. Our efficiency ratios for the years ended December 31, 2004 and 2003 were 56.26% and 60.25%, respectively.
Critical Accounting Policies
      The Notes to Consolidated Financial Statements contain a summary of our significant accounting policies, including discussions on recently issued accounting pronouncements, our adoption of them and the related impact of their adoption. We believe that certain of these policies, along with various estimates that we are required to make in recording our financial transactions, are important to have a complete picture of our financial position. In addition, these estimates require us to make complex and subjective judgments, many of which include matters with a high degree of uncertainty. The following is a discussion of these critical accounting policies and significant estimates. Additional information about these policies can be found in Note 1 of the Consolidated Financial Statements.
      Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses incurred in the loan portfolio. Our allowance for loan loss methodology incorporates a variety of risk considerations in establishing an allowance for loan loss that we believe is adequate to absorb losses in the existing portfolio. Such analysis addresses our historical loss experience, delinquency and charge-off trends, collateral values, changes in nonperforming loans, economic conditions, peer group experience and other considerations. This information is then analyzed to determine “estimated loss factors” which, in turn, is assigned to each loan category. These factors also incorporate known information about individual loans, including the borrowers’ sensitivity to interest rate movements. Changes in the factors themselves are driven by perceived risk in pools of homogenous loans classified by collateral type, purpose and term. Management monitors local trends to anticipate future delinquency potential on a quarterly basis. In addition to ongoing internal loan reviews and risk assessment, management utilizes an independent loan review firm to provide advice on the appropriateness of the allowance for loan losses.

      The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. Provisions for loan losses are provided on both a specific and general basis. Specific allowances are provided for watch, criticized, and impaired credits for which the expected/anticipated loss may be measurable. General valuation allowances are based on a portfolio segmentation based on collateral type, purpose and risk grading, with a further evaluation of various factors noted above.
      We incorporate our internal loss history to establish potential risk based on collateral type securing each loan. As an additional comparison, we examine peer group banks to determine the nature and scope of their losses. Finally, we closely examine each credit graded “Watch List/ Special Mention” and below to individually assess the appropriate specific loan loss reserve for such credit.
      At least annually, we review the assumptions and formulae by which additions are made to the specific and general valuation allowances for loan losses in an effort to refine such allowance in light of the current status of the factors described above. The total loan portfolio is thoroughly reviewed at least quarterly for satisfactory levels of general and specific reserves together with impaired loans to determine if write downs are necessary.
      Although we believe the levels of the allowance as of March 31, 2005 and December 31, 2004 and 2003 were adequate to absorb probable losses in the loan portfolio, a decline in local economic or other factors could result in increasing losses that cannot be reasonably estimated at this time.
      Available-for-Sale Securities. Statement of Financial Accounting Standards No. 115, Accounting for Certain Investments in Debt and Equity Securities, requires that available-for-sale securities be carried at fair value. Management utilizes the services of a third party vendor to assist with the determination of estimated fair values. Adjustments to the available-for-sale securities fair value impact the consolidated financial statements by increasing or decreasing assets and stockholders’ equity.
      Stock Based Compensation. We account for stock-based employee compensation arrangements in accordance with provision of Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees” and comply with the disclosure provisions of Statement of Financial Accounting Standards, or SFAS, No. 123 “Accounting for Stock-Based Compensation.” Therefore, we do not record any compensation expense for stock options we grant to our employees where the exercise price equals the fair market value of the stock on the date of grant and the exercise price, number of shares eligible for issuance under the options and vesting period are fixed. We comply with the disclosure requirements of SFAS No. 123 and SFAS No. 148, which require that we disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options.
      In December 2004, the Financial Accounting Standards Board published FASB Statement No. 123 (revised 2004), Share-Based Payment, or FAS 123(R). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.
      The Statement will be effective at the beginning of the first quarter of 2006. As of the effective date, we will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost will be recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of awards granted subsequent to completion of an IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123. The impact of this statement on the Company in 2006 and beyond will depend on various factors, including our compensation strategy.

Trends and Developments Impacting Our Recent Results
      Certain trends emerged and developments have occurred that are important in understanding our recent results and that are potentially significant in assessing future performance.
      Growth in our market areas. Our growth has been fueled in particular by the significant population and economic growth of the greater Las Vegas area where we conduct the majority of our operations. The growth in this area has coincided with significant investments in the gaming and tourism industry. The significant population increase has resulted in an increase in the acquisition of raw land for residential and commercial development, the construction of residential communities, shopping centers and office buildings, and the development and expansion of the businesses and professions that provide essential goods and services to this expanded population. Similarly, growth in the Phoenix, Tucson and San Diego markets has contributed to our growth.
      Asset sensitivity. Management uses various modeling strategies to manage the repricing characteristics of our assets and liabilities. These models contain a number of assumptions and can not take into account all the various factors that influence the sensitivities of our assets and liabilities. Despite these limitations, most of our models at March 31, 2005 indicated that our balance sheet was asset sensitive. A company is considered to be asset sensitive if the amount of its interest earning assets maturing or repricing within a certain time period exceed the amount of its interest-bearing liabilities also maturing or repricing within the same period. Being asset sensitive means generally that in times of rising interest rates, a company’s net interest income will increase, and in times of falling interest rates, net interest income will decrease.
      Because many of our assets are floating rate loans, which are funded by our relatively large non-interest bearing deposit base, we are asset sensitive. During 2003 and 2004, we mitigated this asset sensitivity and increased earnings by investing in mortgage-backed securities funded by short-term FHLB borrowings. This strategy had the effect of leveraging our excess capital to produce incremental returns without incurring additional credit risk. In light of the rising interest rate environment, beginning in the third quarter of 2004, we discontinued this strategy.
      We expect that if market interest rates continue to rise, our net interest margin and our net interest income will be favorably impacted. See “Quantitative and Qualitative Disclosure about Market Risk.”
      Impact of expansion on non-interest expense. We plan to open 11 additional branches in our existing markets over the next 18 months. We anticipate that the expansion will result in a significant increase in occupancy and equipment expense. The cost to construct and furnish a new branch is approximately $2.5 million, excluding the cost to lease or purchase the land on which the branch is located. Consistent with our historical growth strategy, as we open new offices and expand both within and outside our current markets, we plan to recruit seasoned relationship bankers, thereby increasing our salary expenses. Initially, this increase in salary expense is expected to be higher than the revenues to be received from the customer relationships brought to us by the new relationship bankers.
      Other non-interest expense items, including professional expenses and other costs related to compliance with the reporting requirements of the United States securities laws and compliance with the Sarbanes-Oxley Act of 2002, will increase significantly after we become a publicly traded company.
      Prior to 2005, Robert Sarver’s management company received an annual fee of $60,000 pursuant to a consulting agreement. The consulting agreement was terminated in 2005 and Mr. Sarver now receives an annual salary of $500,000. In addition, Mr. Sarver is eligible to receive a discretionary bonus in such amount as our Compensation Committee may determine, which amount is currently targeted to be 100% of his 2005 base salary.
      Impact of service center on non-interest income. We have a service center facility currently under development in the Las Vegas metropolitan area, which we anticipate will become operational in the third quarter of 2006. The anticipated cost to construct and furnish our service center will be between $13.0 and $15.0 million. We expect that this facility, once completed, will increase our capacity to provide courier, cash management and other business services. We anticipate this will have a favorable impact on our non-interest income.

Results of Operations
      Our results of operations depend substantially on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of loans receivable, securities and other short-term investments, and interest expense on interest-bearing liabilities, consisting primarily of deposits and borrowings. Our results of operations are also dependent upon our generation of non-interest income, consisting of income from trust and investment advisory services and banking service fees. Other factors contributing to our results of operations include our provisions for loan losses, gains or losses on sales of securities and income taxes, as well as the level of our non-interest expenses, such as compensation and benefits, occupancy and equipment and other miscellaneous operating expenses.

Three Months Ended March 31, 2005 Compared to Three Months Ended March 31, 2004
      The following table sets forth a summary financial overview for the three months ended March 31, 2005 and 2004.

	Three Months Ended
	March 31,

	2005	2004	Increase

	($ in thousands, except per share
	data)
Consolidated Statement of Earnings Data:
Interest income	$28,423	$18,877	$9,546
Interest expense	6,409	4,178	2,231

Net interest income	22,014	14,699	7,315
Provision for loan losses	1,747	1,492	255

Net interest income after provision for loan losses	20,267	13,207	7,060
Other income	2,584	1,564	1,020
Other expense	14,573	9,692	4,881

Net income before income taxes	8,278	5,079	3,199
Income tax expense	2,957	1,650	1,307

Net income	$5,321	$3,429	$1,892

Earnings per share — basic	$0.29	$0.21	$0.08

Earnings per share — diluted	$0.27	$0.19	$0.08

      The 55.2% increase in net income in the three months ended March 31, 2005 compared to the same period in 2004 was attributable primarily to an increase in net interest income of $7.3 million and an increase in non-interest income of $1.0 million, offset by an increase of $255,000 to the provision for loan losses and an increase of $4.9 million in other expenses. The increase in net interest income was the result of an increase in the volume of and yield earned on interest-earning assets, primarily loans.
      Net Interest Income and Net Interest Margin. The 49.8% increase in net interest income for the three months ended March 31, 2005 compared to the same period in 2004 was due to an increase in interest income of $9.5 million, reflecting the effect of an increase of $551.9 million in average interest-bearing assets which was funded with an increase of $634.2 million in average deposits, of which $273.8 million were non-interest bearing.
      The average yield on our interest-earning assets was 5.61% for the three months ended March 31, 2005, compared to 5.06% for the same period in 2004, an increase of 10.9%. The increase in the yield on our interest-earning assets is a result of an increase in market rates, repricing on our adjustable rate loans, and new loans originated at higher interest rates due to the higher interest rate environment for the three months ended

March 31, 2005 versus the same period in 2004. Also, loans, which typically yield more than our other interest-bearing assets, increased as a percent of total interest-bearing assets from 50.4% for the three months ended March 31, 2004 to 60.1% for the same period in 2005.
      The cost of our average interest-bearing liabilities increased to 1.97% in the three months ended March 31, 2005, from 1.60% in the three months ended March 31, 2004, which is a result of higher rates paid on deposit accounts, borrowings and junior subordinated debt. The increase in the cost of our interest-bearing liabilities was partially offset by lower average balances on our borrowings, which typically carry higher rates than our deposits.
      Our average rate on our interest-bearing deposits increased 27.4% from 1.35% for the three months ended March 31, 2004, to 1.72% for the same period in 2005, reflecting increases in general market rates. Our average rate on total deposits (including non-interest bearing deposits) increased 24.1% from 0.83% for the three months ended March 31, 2004, to 1.03% for the same period in 2005.
      Our interest margin of 4.35% for the three months ended March 31, 2005 was higher than our margin for the same period in the previous year of 3.94% due to an increase in our yield on interest-bearing assets which exceeded the increase in our overall cost of funds.

      Average Balances and Average Interest Rates. The table below sets forth balance sheet items on a daily average basis for the three months ended March 31, 2005 and 2004 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. Non-accrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities above. Yields on tax-exempt securities and loans are not computed on a tax equivalent basis.

	Three Months Ended March 31,

	2005			2004

	Average		Average	Average		Average
	Balance	Interest	Yield/Cost(6)	Balance	Interest	Yield/Cost(6)

	($ in thousands)
Earning Assets
Securities:
Taxable	$763,554	$7,669	4.07%	$700,066	$7,086	4.07%
Tax-exempt(1)	7,070	85	4.88	7,274	84	4.64

Total securities	770,624	7,754	4.08	707,340	7,170	4.08
Federal funds sold	35,498	213	2.43	22,127	51	0.93
Loans(1)(2)(3)	1,233,903	20,334	6.68	757,972	11,559	6.13
Federal Home Loan Bank stock	13,561	122	3.65	14,246	97	2.74

Total earnings assets	2,053,586	28,423	5.61	1,501,685	18,877	5.06
Non-earning Assets
Cash and due from banks	71,321			62,335
Allowance for loan losses	(15,595)			(11,658)
Bank-owned life insurance	26,276			25,089
Other assets	58,838			34,539

Total assets	$2,194,426			$1,611,990

Interest Bearing Liabilities
Interest-bearing deposits:
Interest checking	$99,382	$97	0.40%	$62,624	$23	0.15%
Savings and money market	714,193	3,015	1.71	449,611	1,407	1.26
Time deposits	249,830	1,407	2.28	190,781	937	1.98

Total interest-bearing deposits	1,063,405	4,519	1.72	703,016	2,367	1.35
Short-term borrowings	160,766	1,026	2.59	214,490	729	1.37
Long-term debt	63,700	398	2.53	103,507	732	2.84
Junior subordinated debt	30,928	466	6.11	30,928	350	4.55

Total interest-bearing liabilities	1,318,799	6,409	1.97	1,051,941	4,178	1.60

Non-interest Bearing Liabilities
Noninterest-bearing deposits	722,561			448,757
Other liabilities	11,813			9,462
Stockholders’ equity	141,253			101,830

Total liabilities and stockholders’ equity	$2,194,426			$1,611,990

Net interest income and margin(4)		$22,014	4.35%		$14,699	3.94%

Net interest spread(5)			3.64%			3.46%

(1)	Yields on loans and securities have not been adjusted to a tax equivalent basis.

(2)	Net loan fees of $297,000 and $176,000 are included in the yield computation for March 31, 2005 and 2004, respectively.

(3)	Includes average non-accrual loans of $896,000 in 2005 and $842,000 in 2004.

(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

(5)	Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

(6)	Annualized.
     Net Interest Income. The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, non-accrual loans have been included in the average loan balances.

	Three Months Ended March 31,
	2005 v. 2004
	Increase (Decrease)
	Due to Changes in (1)

	Volume	Rate	Total

	(In thousands)
Interest on securities:
Taxable	$638	$(55)	$583
Tax-exempt	(2)	3	1
Federal funds sold	80	82	162
Loans	7,844	931	8,775
Other investment	(6)	31	25

Total interest income	8,554	992	9,546
Interest expense:
Interest checking	36	38	74
Savings and Money market	1,117	491	1,608
Time deposits	334	136	470
Short-term borrowings	(343)	640	297
Long-term debt	(249)	(85)	(334)
Junior subordinated debt	—	116	116

Total interest expense	895	1,336	2,231

Net increase (decrease)	$7,659	$(344)	$7,315

(1)	Changes due to both volume and rate have been allocated to volume changes.
      Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.
      Our provision for loan losses was $1.7 million for the three months ended March 31, 2005, compared to $1.5 million for the same period in 2004. The provision increased primarily due to the growth of the loan portfolio. Loan growth for the three months ended March 31, 2005 was $143.3 million, compared to $99.7 million for the three months ended March 31, 2004, an increase of $43.6 million. Both periods experienced net recoveries, although those for the period ended March 31, 2005 were $92,000 higher than for the period ended March 31, 2004.
      Non-Interest Income. We earn non-interest income primarily through fees related to:

•	Trust and investment advisory services,

•	Services provided to deposit customers, and

•	Services provided to current and potential loan customers.

      The following tables present, for the periods indicated, the major categories of non-interest income:

	Three Months Ended
	March 31,
			Increase
	2005	2004	(Decrease)

	(In thousands)
Trust and investment advisory services	$1,313	$146	$1,167
Service charges	555	609	(54)
Income from bank owned life insurance	289	322	(33)
Mortgage loan pre-underwriting fees	16	101	(85)
Investment securities gains, net	69	—	69
Other	342	386	(44)

Total non-interest income	$2,584	$1,564	$1,020

      The $1.0 million, or 65.2%, increase in non-interest income was influenced by several factors. Miller/ Russell & Associates, Inc. was purchased on May 17, 2004, which produced $1.0 million in investment advisory fees in the three months ended March 31, 2005. We had no such income in the three month period ended March 31, 2004. Mortgage loan pre-underwriting fees decreased $85,000 due to a lower volume of refinance activity in the three months ended March 31, 2005 as compared to the same period in 2004, and a shift in strategy whereby we began originating mortgages for our own benefit rather than acting as a broker.
      Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Three Months Ended
	March 31,
			Increase
	2005	2004	(Decrease)

	(In thousands)
Salaries and employee benefits	$8,493	$5,414	$3,079
Occupancy	2,245	1,604	641
Customer service	708	471	237
Advertising, public relations and business development	549	460	89
Legal, professional and director fees	484	288	196
Correspondent banking service charges and wire transfer costs	396	235	161
Audits and exams	400	209	191
Supplies	261	185	76
Data processing	181	117	64
Telephone	167	129	38
Insurance	148	110	38
Travel and automobile	125	51	74
Other	416	419	(3)

Total non-interest expense	$14,573	$9,692	$4,881

      Non-interest expense grew $4.9 million, or 50.4%. This growth is attributable to our overall growth, and specifically to the opening of new branches and hiring of new relationship officers and other employees. At March 31, 2005, we had 476 full-time equivalent employees compared to 322 at March 31, 2004. Miller/Russell was acquired in May 2004, Premier Trust was acquired on December 30, 2003, and three banking branches were opened during calendar year 2004. The increase in salaries and occupancy expenses related to the above totaled $3.7 million, which is 76% of the total increase in non-interest expenses. Other non-interest expense increased, in general, as a result of the growth in assets and operations of the two de novo banks and overall growth of BankWest of Nevada.

      Provision for Income Taxes. We recorded tax provisions of $3.0 million and $1.7 million for the three months ended March 31, 2005 and 2004, respectively. Our effective tax rates were 35.7% and 32.5% for the periods ended March 31, 2005 and 2004, respectively. The increase of the effective tax rates from 2004 to 2005 was primarily due to state income taxes, as Alliance Bank of Arizona and Torrey Pines, on a combined basis, did not become profitable until after March 31, 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      The following table sets forth a summary financial overview for the years ended December 31, 2004 and 2003.

	Years Ended
	December 31,
			Increase
	2004	2003	(Decrease)

	($ in thousands, except per share
	data)
Consolidated Statement of Earnings Data:
Interest income	$90,855	$53,823	$37,032
Interest expense	19,720	12,798	6,922

Net interest income	71,135	41,025	30,110
Provision for loan losses	3,914	5,145	(1,231)

Net interest income after provision for loan losses	67,221	35,880	31,341
Other income	8,726	4,270	4,456
Other expense	44,929	27,290	17,639

Net income before income taxes	31,018	12,860	18,158
Income tax expense	10,961	4,171	6,790

Net income	$20,057	$8,689	$11,368

Earnings per share — basic	$1.17	$0.61	$0.56

Earnings per share — diluted	$1.09	$0.59	$0.50

      The 130.8% increase in net income in the year ended December 31, 2004 compared to the year ended December 31, 2003 was attributable primarily to an increase in net interest income of $30.1 million and a $1.2 million decrease to the provision for loan losses, partially offset by a $17.6 million increase to other expenses. The increase in net interest income was the result of an increase in the volume of interest-earning assets, primarily loans, and a decrease in our cost of funds, due principally to an increase in non-interest bearing deposits.
      Net Interest Income and Net Interest Margin. The 73.4% increase in net interest income for the year ended December 31, 2004 compared to the year ended December 31, 2003 was due to an increase in interest income of $37.0 million, reflecting the effect of an increase of $706.4 million in average interest-bearing assets which was funded with an increase of $558.7 million in average deposits, of which $255.5 million were non-interest bearing.
      The average yield on our interest-earning assets was 5.11% for the year ended December 31, 2004, compared to 5.03% for the year ended December 31, 2003, an increase of 1.6%. The slight increase in the yield on our interest-earning assets is a result of an increase in the yield earned on our securities portfolio and a shift of federal funds sold into higher-yielding securities, offset by a decline in the yield on our loan portfolio as fixed rate loans repriced at lower interest rate levels. The increase in the yield on our securities portfolio from 3.70% in 2003 to 3.89% in 2004 was due to two factors: (1) most of the growth of our securities portfolio was in mortgage-backed securities, which typically yield more than our other securities classes; and (2) premium amortization on our mortgage-backed securities portfolio decreased from 2003 to 2004 due to less prepayment activity on the underlying mortgages.

      The cost of our average interest-bearing liabilities decreased to 1.68% in the year ended December 31, 2004, from 1.76% in the year ended December 31, 2003, which is a result of lower rates paid on deposit accounts, offset by higher average balances and rates paid on borrowings.
      Our average rate on our interest-bearing deposits decreased 4.0% from 1.49% for the year ended December 31, 2003, to 1.43% for the year ended December 31, 2004, reflecting reductions in general market rates. Our average rate on total deposits (including non-interest bearing deposits) decreased 8.7% from 0.92% for the year ended December 31, 2003, to 0.84% for the year ended December 31, 2004.
      Our interest margin of 4.00% for the year ended December 31, 2004 was higher than our margin for the previous year of 3.83% due to an increase in our yield on interest-bearing assets and a decrease in our overall cost of funds. Both of which are primarily attributable to an increase in the volume of interest earning assets and interest bearing liabilities as opposed to a change in rates.

      Average Balances and Average Interest Rates. The table below sets forth balance sheet items on a daily average basis for the years ended December 31, 2004 and 2003 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. Non-accrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities below.

	Years Ended December 31,

	2004			2003

	Average		Average	Average		Average
	Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

	($ in thousands)
Earning Assets
Securities:
Taxable	$781,407	$30,373	3.89%	$432,425	$15,938	3.69%
Tax-exempt(1)	7,198	341	4.74	7,266	346	4.76

Total securities	788,605	30,714	3.89	439,691	16,284	3.70
Federal funds sold	25,589	293	1.15	52,735	578	1.10
Loans(1)(2)(3)	947,848	59,311	6.26	571,501	36,792	6.44
Federal Home Loan Bank stock	14,320	537	3.75	6,063	169	2.79

Total earnings assets	1,776,362	90,855	5.11	1,069,990	53,823	5.03
Non-earning Assets
Cash and due from banks	67,334			41,415
Allowance for loan losses	(13,370)			(8,783)
Bank-owned life insurance	25,544			17,934
Other assets	47,077			28,264

Total assets	$1,902,947			$1,148,820

Interest Bearing Liabilities
Interest-bearing deposits:
Interest checking	$73,029	$142	0.19%	$51,723	$93	0.18%
Savings and money market	561,744	7,585	1.35	336,012	4,358	1.30
Time deposits	214,515	4,396	2.05	158,418	3,707	2.34

Total interest-bearing deposits	849,288	12,123	1.43	546,153	8,158	1.49
Short-term borrowings	239,175	4,472	1.87	111,258	1,671	1.50
Long-term debt	54,733	1,586	2.90	37,701	1,475	3.91
Junior subordinated debt	30,928	1,539	4.98	30,928	1,494	4.83

Total interest-bearing liabilities	1,174,124	19,720	1.68	726,040	12,798	1.76

Non-interest Bearing Liabilities
Noninterest-bearing deposits	600,790			345,274
Other liabilities	13,268			6,230
Stockholders’ equity	114,765			71,276

Total liabilities and stockholders’ equity	$1,902,947			$1,148,820

Net interest income and margin(4)		$71,135	4.00%		$41,025	3.83%

Net interest spread(5)			3.43%			3.27%

(1)	Yields on loans and securities have not been adjusted to a tax equivalent basis.

(2)	Net loan fees of $872,000 and $810,000 are included in the yield computation for 2004 and 2003, respectively.

(3)	Includes average non-accrual loans of $426,000 in 2004 and $393,000 in 2003.

(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

(5)	Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.

     Net Interest Income. The table below sets forth the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, non-accrual loans have been included in the average loan balances.

	Years Ended December 31,

	2004 v. 2003
	Increase (Decrease)
	Due to Changes in(1)

	Volume	Rate	Total

	(In thousands)
Interest on securities:
Taxable	$13,565	$870	$14,435
Tax-exempt	(3)	(2)	(5)
Federal funds sold	(311)	26	(285)
Loans	23,550	(1,031)	22,519
Other investment	310	58	368

Total interest income	37,111	(79)	37,032
Interest expense:
Interest checking	41	8	49
Savings and Money market	3,048	179	3,227
Time deposits	1,150	(461)	689
Short-term borrowings	2,392	409	2,801
Long-term debt	494	(383)	111
Junior subordinated debt	—	45	45

Total interest expense	7,125	(203)	6,922

Net increase (decrease)	$29,986	$124	$30,110

(1)	Changes due to both volume and rate have been allocated to volume changes.
      Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.
      Our provision for loan losses declined to $3.9 million for the year ended December 31, 2004, from $5.1 million for the year ended December 31, 2003. The provision declined because (1) net charge-offs decreased from $953,000 in 2003 to $21,000 in 2004; (2) our asset quality has remained high, with nonperforming loans as a percentage of total loans at 0.13% at December 31, 2004 and 0.04% at December 31, 2003; and (3) we have maintained a relatively low level of charge-offs over the last five years, which yielded lower loss experience factors in our required reserve calculations. These factors are adjusted periodically to reflect this historical experience and were most recently adjusted in December 2004.
      Non-Interest Income. We earn non-interest income primarily through fees related to:

•	Trust and investment advisory services,

•	Services provided to deposit customers, and

•	Services provided to current and potential loan customers.

      The following tables present, for the periods indicated, the major categories of non-interest income:

	Years Ended
	December 31,
			Increase
	2004	2003	(Decrease)

	(In thousands)
Trust and investment advisory services	$2,896	$—	$2,896
Service charges	2,333	1,998	335
Income from bank owned life insurance	1,203	967	236
Mortgage loan pre-underwriting fees	435	792	(357)
Investment securities gains (losses), net	19	(265)	284
Other	1,840	778	1,062

Total non-interest income	$8,726	$4,270	$4,456

      The $4.5 million, or 104.4%, increase in non-interest income was influenced by several factors. Premier Trust, Inc. was purchased on December 30, 2003, and Miller/ Russell & Associates, Inc. was purchased on May 17, 2004. Collectively, these subsidiaries produced $2.9 million in trust and investment advisory fees in the year ended December 31, 2004. We had no such income in 2003.
      Service charges increased $335,000 from 2003 to 2004 due to higher deposit balances and the growth in our customer base.
      Income from bank owned life insurance, or BOLI, increased $236,000. We purchased the BOLI products in 2003 to help offset employee benefit costs. The first year for which we earned twelve months’ income from BOLI was 2004.
      Mortgage loan pre-underwriting fees decreased $357,000 due to a lower volume of refinance activity in 2004 as compared to 2003, and a shift in strategy whereby we began originating certain mortgages for our own portfolio rather than acting as a broker for mortgages.
      Other income increased $1.1 million, due in part, to the sale and servicing of SBA loans by Alliance Bank of Arizona, which resulted in other income of $341,000, and the increase in ATM fees, income from wire transfer activity and debit card income.
      Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense:

	Years Ended
	December 31,
			Increase
	2004	2003	(Decrease)

	(In thousands)
Salaries and employee benefits	$25,590	$15,615	$9,975
Occupancy	7,309	4,820	2,489
Customer service	1,998	752	1,246
Advertising, public relations and business development	1,672	989	683
Legal, professional and director fees	1,405	1,111	294
Correspondent banking service charges and wire transfer costs	1,260	512	748
Audits and exams	935	435	500
Supplies	838	619	219
Data processing	641	466	175
Telephone	578	424	154
Insurance	540	305	235
Travel and automobile	467	261	206
Organizational costs	—	604	(604)
Other	1,696	377	1,319

Total non-interest expense	$44,929	$27,290	$17,639

      Non-interest expense grew $17.6 million, or 64.6%. This growth is attributable to our overall growth, and specifically to the opening of new branches and the hiring of new relationship officers and other employees, particularly at Alliance Bank of Arizona and Torrey Pines Bank, both of which opened during the year ended December 31, 2003. At December 31, 2004, we had 454 full-time equivalent employees compared to 317 at December 31, 2003. Miller/ Russell was acquired in 2004, Premier Trust was acquired on December 30, 2003, and three banking branches were opened during 2004. Two bank branches were opened at the end of 2003, causing a minimal impact on 2003 expenses. The increase in salaries and occupancy expenses related to the above totaled $12.5 million, which is 71% of the total increase in non-interest expenses.
      Also affecting non-interest expenses was the increase in our customer service costs. This line item grew $1.2 million, or 166%, due primarily to an increase in analysis earnings credits paid to certain title company depositors of $606,000, due to higher balances maintained by the title companies and higher earnings credit rates at the end of 2004. We provide an analysis earnings credit for certain title company depositors, which is calculated by applying a variable crediting rate to such customers’ average monthly deposit balances, less any deposit service charges incurred. We then purchase external services on their behalf based on the amount of the earnings credit. These external services, which are commonly offered in the banking industry, include courier, bookkeeping and data processing services. The costs associated with these earnings credits will increase or decrease based on movements in crediting rates and fluctuations in the average monthly deposit balances. The remaining increase is attributable to growth in our customer base and branch locations.
      Our correspondent banking service charges and wire transfer costs increased $748,000, or 146.1%. At the end of 2003, we converted to a new wire transfer system which allowed for a much more efficient wire transfer process. This effectively allowed us to handle a much higher volume of wire transfers at current staffing levels, although we incurred additional software and data processing costs in 2004 that are reflected in this line item.
      We incurred $604,000 of organizational costs in 2003 related to the opening of Alliance Bank of Arizona and Torrey Pines Bank the same year. No new banks were opened in 2004, and thus no organizational costs were incurred.
      Other non-interest expense increased $1.3 million from December 31, 2003 to December 31, 2004. Other non-interest expense increased, in general, as a result of the growth in assets and operations of the two de novo banks and overall growth of BankWest of Nevada. The first full year of operations for the two de novo banks was 2004.
      Provision for Income Taxes. We recorded tax provisions of $11.0 million and $4.2 million for the years ended December 31, 2004 and 2003, respectively. Our effective tax rates were 35.3% and 32.4% for 2004 and 2003, respectively. The increase of the effective tax rates from 2003 to 2004 was primarily due to state income taxes, as 2004 was the first full year of operations in Arizona and California.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      The following table sets forth a summary financial overview for the years ended December 31, 2003 and 2002.

	Years Ended
	December 31,
			Increase
	2003	2002	(Decrease)

	($ in thousands, except per share
	data)
Consolidated Statement of Earnings Data:
Interest income	$53,823	$39,117	$14,706
Interest expense	12,798	9,771	3,027

Net interest income	41,025	29,346	11,679
Provision for loan losses	5,145	1,587	3,558

Net interest income after provision for loan losses	35,880	27,759	8,121
Other income	4,270	3,935	335
Other expense	27,290	19,050	8,240

Net income before income taxes	12,860	12,644	216
Income tax expense	4,171	4,235	(64)

Net income	$8,689	$8,409	$280

Earnings per share — basic	$0.61	$0.79	$(0.18)

Earnings per share — diluted	$0.59	$0.78	$(0.19)

      Our net income grew by 3.3% to $8.7 million for the year ended December 31, 2003, as compared to $8.4 million for the year ended December 31, 2002. The increase is attributable to an increase of net interest income of $11.7 million, offset by an increased provision for loan losses of $3.6 million and an increase in non-interest expenses of $8.2 million. The increase in net interest income was a result of an increase in the volume of interest-earning assets, both investments and loans, and a decrease in our cost of funds due principally to lower rates paid on deposit accounts.
      Net Interest Income and Net Interest Margin. The 39.8% increase in net interest income for the year was due to an increase in interest income of $14.7 million, reflecting the effect of an increase of $427.3 million in average interest-earning assets, funded by an increase of $307.1 million in average deposits and an increase of $122.9 million in average borrowings.
      The average yield on our interest-earning assets was 5.03% for the year ended December 31, 2003, compared to 6.09% for the year ended December 31, 2002, a decrease of 17.4%. The decrease in our yield on interest-earning assets is a result of a general decline in interest rates. Thus, interest-bearing assets acquired in 2003 yielded lower rates than the respective portfolios earned in 2002. Further, certain variable rate instruments that were on the books in 2002 re-priced in 2003 at lower rates.
      The cost of our average interest-bearing liabilities decreased to 1.76% in the year ended December 31, 2003, compared to 2.37% in 2002, which is a result of lower rates paid on deposits and borrowings.
      The average rate on our interest-bearing deposits decreased 28.7% from 2.09% for the year ended December 31, 2002, to 1.49% for the year ended December 31, 2003, reflecting reductions in general market rates. However, the reduction in general market rates was offset by higher interest-bearing deposit rates at Alliance Bank of Arizona.
      Our interest margin of 3.83% for the year ended December 31, 2003 was lower than our margin for the previous year of 4.57% due to a decrease in our yield on interest-bearing assets. We also experienced a decrease in our cost of funding, but, due partially to the higher rates paid at Alliance Bank of Arizona, it was not enough to offset the decrease in asset yield.

      Average Balances and Average Interest Rates. The table below sets forth balance sheet items on a daily average basis for the years ended December 31, 2003 and 2002, and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. Non-accrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities above. Yields on tax-exempt securities and loans are not computed on a tax equivalent basis.

	Years Ended December 31,

	2003			2002

			Average	Average		Average
	Average Balance	Interest	Yield/Cost	Balance	Interest	Yield/Cost

	($ in thousands)
Earning Assets
Securities:
Taxable	$432,425	$15,938	3.69%	$143,202	$6,616	4.62%
Tax-exempt(1)	7,266	346	4.76	7,419	354	4.77

Total securities	439,691	16,284	3.70	150,621	6,970	4.63
Federal funds sold	52,735	578	1.10	51,358	794	1.55
Loans(1)(2)(3)	571,501	36,792	6.44	439,391	31,290	7.12
Federal Home Loan Bank stock	6,063	169	2.79	1,364	63	4.62

Total earnings assets	1,069,990	53,823	5.03	642,734	39,117	6.09
Non-earning Assets
Cash and due from banks	41,415			33,324
Allowance for loan losses	(8,783)			(7,110)
Bank-owned life insurance	17,934			—
Other assets	28,264			18,979

Total assets	$1,148,820			$687,927

Interest Bearing Liabilities
Interest-bearing deposits:
Interest checking	$51,723	$93	0.18%	$43,139	$102	0.24%
Savings and money market	336,012	4,358	1.30	198,613	3,823	1.92
Time deposits	158,418	3,707	2.34	112,782	3,469	3.08

Total interest-bearing deposits	546,153	8,158	1.49	354,534	7,394	2.09
Short-term borrowings	111,258	1,671	1.50	14,332	354	2.47
Long-term debt	37,701	1,475	3.91	27,098	1,085	4.00
Junior subordinated debt	30,928	1,494	4.83	16,108	938	5.82

Total interest-bearing liabilities	726,040	12,798	1.76	412,072	9,771	2.37
Non-interest Bearing Liabilities
Noninterest-bearing demand deposits	345,274			229,843
Other liabilities	6,230			2,642
Stockholders’ equity	71,276			43,370

Total liabilities and stockholders’ equity	$1,148,820			$687,927

Net interest income and margin(4)		$41,025	3.83%		$29,346	4.57%

Net interest spread(5)			3.27%			3.72%

(1)	Yields on loans and securities have not been adjusted to a tax equivalent basis.

(2)	Net loan fees of $810,000 and $674,000 are included in the yield computation for 2003 and 2002, respectively.

(3)	Includes average non-accrual loans of $393,000 in 2003 and $1.3 million in 2002.

(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

(5)	Net interest spread represents average yield earned on interest earning assets less the average rate paid on interest bearing liabilities.
      Net Interest Income. The table below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, non-accrual loans have been included in the average loan balances.

	Years Ended December 31,

	2003 v. 2002
	Increase (Decrease)
	Due to Changes in (1)

	Volume	Rate	Total

	(In thousands)
Interest on securities:
Taxable	$10,660	$(1,338)	$9,322
Tax-exempt	(7)	(1)	(8)
Federal funds sold	15	(231)	(216)
Loans	8,505	(3,003)	5,502
Other investment	131	(25)	106

Total interest income	19,304	(4,598)	14,706
Interest expense:
Interest checking	15	(24)	(9)
Savings and Money market	1,782	(1,247)	535
Time deposits	1,068	(830)	238
Short-term borrowings	1,532	(215)	1,317
Long-term debt	217	173	390
Junior subordinated debt	716	(160)	556

Total interest expense	5,330	(2,303)	3,027

Net increase (decrease)	$13,974	$(2,295)	$11,679

(1)	Changes due to both volume and rate have been allocated to volume changes.
      Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.
      Our provision for loan losses increased $3.6 million for the year ended December 31, 2003, compared to December 31, 2002. The provision increased primarily because of a growth in loans of $268.7 million in 2004, as compared to the previous year’s loan growth of $57.1 million. Our provision also increased due to the significant growth seen at our two de novo banks in 2003.

      Non-Interest Income. The following table presents, for the periods indicated, the major categories of non-interest income.

	Years Ended
	December 31,
			Increase
	2003	2002	(Decrease)

	(In thousands)
Service charges	$1,998	$1,644	$354
Income from bank owned life insurance	967	—	967
Mortgage loan pre-underwriting fees	792	719	73
Investment securities gains (losses), net	(265)	609	(874)
Other	778	963	(185)

Total non-interest income	$4,270	$3,935	$335

      The $354,000, or 21.5%, increase in service charges was due to higher deposit balances and the growth in our customer base.
      BOLI was purchased in March 2003, and thus there was no income from bank owned life insurance in the year ended December 31, 2002. We purchased BOLI to help offset employee benefit costs.
      Mortgage loan pre-underwriting fees increased $73,000, or 10.2%, due to an increase in mortgage activity in the year ended December 31, 2003 over the year ended December 31, 2002, caused by lower interest rates and a strong real estate market.
      Non-Interest Expense. The following table presents, for the periods indicated, the major categories of non-interest expense.

	Years Ended
	December 31,
			Increase
	2003	2002	(Decrease)

	(In thousands)
Salaries and employee benefits	$15,615	$9,921	$5,694
Occupancy	4,820	3,794	1,026
Legal, professional and director fees	1,111	775	336
Advertising, public relations and business development	989	687	302
Customer service	752	831	(79)
Supplies	619	350	269
Organizational costs	604	461	143
Correspondent banking service charges and wire transfer costs	512	291	221
Data processing	466	324	142
Audits and exams	435	330	105
Telephone	424	191	233
Insurance	305	209	96
Travel and automobile	261	131	130
Other	377	755	(378)

Total non-interest expense	$27,290	$19,050	$8,240

      The $8.2 million, or 43.3%, increase in total non-interest expense was principally the result of the opening of two de novo banks in the year ended December 31, 2003, and to a lesser extent the overall growth of BankWest of Nevada. The salaries and employee benefits expense increased $5.7 million, or 57.4%, which is directly attributable to the opening of two new banks and the hiring of additional staff at BankWest of Nevada to service the growing customer base. We had 317 full-time equivalent employees at December 31, 2003, as compared to 207 at December 31, 2002.

      The $1.0 million, or 27.0%, growth in occupancy expense is also a result of the opening of the de novo banks. Alliance Bank of Arizona and Torrey Pines Bank opened a total of five branch locations in Phoenix and Tucson, Arizona and San Diego, California, respectively, during the year ended December 31, 2003.
      The increases in salaries and employee benefits and occupancy expenses noted above totaled $6.7 million, or 81.6% of the total increase in non-interest expenses.
      Most other individual line items comprising total non-interest expenses were also affected by the opening of Alliance Bank of Arizona and Torrey Pines Bank, including advertising, supplies, correspondent banking service charges, data processing, audits and exams, telephone, insurance and travel and automobile. Accordingly, each of these line items increased in 2003 as compared to 2002.
      Customer service is one of the few non-interest expense items to experience a decrease from the year ended December 31, 2002 to the year ended December 31, 2003. Customer service expense decreased $79,000, or 9.5%. This is primarily due to a decrease in the analysis earnings credit paid to certain title company depositors of $230,000, due to lower balances maintained by the title companies and a lower earnings credit rate during the year ended December 31, 2003. This decrease was offset by an increase to other components of this expense line-item, due to growth in our customer base and the new banking institutions.
      We incurred $604,000 and $461,000 in organizational costs in the years ended December 31, 2003 and 2002, respectively, related to the organization and opening of Alliance Bank of Arizona and Torrey Pines Bank.
      Provision for Income Taxes. We recorded tax provisions of $4.2 million in 2003 and 2002. Our effective tax rates for 2003 and 2002 were comparable at 32.4% and 33.5%, respectively.
Financial Condition

Total Assets
      On a consolidated basis, our total assets as of March 31, 2005, December 31, 2004 and December 31, 2003 were $2.3 billion, $2.2 billion and $1.6 billion, respectively. The overall increase from December 31, 2004 to March 31, 2005 was primarily due to a $143.3 million, or 12.1%, increase in gross loans and a $81.1 million, or 70.3% increase in cash and cash equivalents. Likewise, the growth in assets from December 31, 2003 to December 31, 2004 was primarily due to a $455.5 million, or 62.1%, increase in gross loans and a $49.5 million, or 75.1% increase in cash and cash equivalents.

Loans
      Our gross loans, including deferred loan fees, on a consolidated basis as of March 31, 2005, December 31, 2004, and December 31, 2003 were $1.3 billion, $1.2 billion and $733.1 million, respectively. Since December 31, 2000, construction and land development loans experienced the highest growth within the portfolio, growing from $37.3 million to $362.9 million as of March 31, 2005. Residential real estate experienced the second highest amount of growth, growing from $20.0 million as of December 31, 2000 to $140.2 million as of March 31, 2005. Our overall growth in loans from December 31, 2000 to March 31, 2005 is consistent with our focus and strategy to grow our loan portfolio by focusing on markets which we believe have attractive growth prospects. See “Business — Business Strategy.”

      The following table shows the amounts of loans outstanding by type of loan at the end of each of the periods indicated.

		December 31,
	March 31,
	2005	2004	2003	2002	2001	2000

	(In thousands)
Construction and land development(1)	$362,909	$323,176	$195,182	$127,974	$82,604	$37,283
Commercial real estate	544,168	491,949	324,702	209,834	208,683	168,314
Residential real estate	140,181	116,360	42,773	21,893	18,067	20,043
Commercial and industrial	266,691	241,292	159,889	94,411	85,050	84,200
Consumer	19,993	17,682	11,802	10,281	13,156	14,561
Net deferred loan fees	(2,141)	(1,924)	(1,270)	(38)	(350)	(51)

Gross loans, net of deferred fees	1,331,801	1,188,535	733,078	464,355	407,210	324,350
Less: Allowance for loan losses	(17,114)	(15,271)	(11,378)	(6,449)	(6,563)	(4,746)

	$1,314,687	$1,173,264	$721,700	$457,906	$400,647	$319,604

(1)	Includes raw commercial land of approximately $74.6 million, $77.3 million, $42.9 million, $30.2 million, $21.4 million, and $6.1 million at March 31, 2005 and December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

      The following tables set forth the amount of loans outstanding by type of loan as of March 31, 2005 and December 31, 2004 which were contractually due in one year or less, more than one year and less than five years, and more than five years based on remaining scheduled repayments of principal. Lines of credit or other loans having no stated final maturity and no stated schedule of repayments are reported as due in one year or less. The tables also present an analysis of the rate structure for loans within the same maturity time periods.

	March 31, 2005

	Due
	Within	Due 1-5	Due Over
	One Year	Years	Five Years	Total

	(In thousands)
Construction and land development	$285,887	$69,612	$7,410	$362,909
Commercial real estate	66,002	165,483	312,683	544,168
Residential real estate	17,247	15,016	107,918	140,181
Commercial and industrial	162,956	93,506	10,229	266,691
Consumer	15,378	4,501	114	19,993
Net deferred loan fees	—	—	—	(2,141)

Gross loans, net of deferred fees	547,470	348,118	438,354	1,331,801
Less: Allowance for loan losses	—	—	—	(17,114)

	$547,470	$348,118	$438,354	$1,314,687

Interest rates:
Fixed	$55,106	$179,262	$318,779	$553,147
Variable	492,364	168,856	119,575	780,795
Net deferred loan fees	—	—	—	(2,141)

Gross loans, net of deferred fees	$547,470	$348,118	$438,354	$1,331,801

	December 31, 2004

	Due
	Within	Due 1-5	Due Over
	One Year	Years	Five Years	Total

	(In thousands)
Construction and land development	$249,878	$63,175	$10,123	$323,176
Commercial real estate	54,357	153,067	284,525	491,949
Residential real estate	16,101	15,834	84,425	116,360
Commercial and industrial	138,993	90,290	12,009	241,292
Consumer	13,256	4,283	143	17,682
Net deferred loan fees	—	—	—	(1,924)

Gross loans, net of deferred fees	472,585	326,649	391,225	1,188,535
Less: Allowance for loan losses	—	—	—	(15,271)

	$472,585	$326,649	$391,225	$1,173,264

Interest rates:
Fixed	$44,341	$163,644	$291,742	$499,727
Variable	428,244	163,005	99,483	690,732
Net deferred loan fees	—	—	—	(1,924)

Gross loans, net of deferred fees	$472,585	$326,649	$391,225	$1,188,535

      Concentrations. Our loan portfolio has a concentration of loans in real-estate related loans and includes significant credit exposure to the commercial real estate industry. As of March 31, 2005, December 31, 2004 and December 31, 2003, real estate-related loans comprised 78.52%, 78.25% and 76.62% of total gross loans, respectively. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally no more than 80%. Approximately one-half of these real estate loans are owner occupied. One-to-four family residential real estate loans have a lower risk than commercial real estate and construction and land development loans due to lower loan balances to single borrowers. Our policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk we are willing to accept. Repayment of loans is expected from the sale proceeds of the collateral or from the borrower’s cash flows. Deterioration in the performance of the economy or real estate values in our primary market areas, in particular, could have an adverse impact on collectibility, and consequently have an adverse effect on our profitability. See “Risk Factors.”
      Non-Performing Assets. Non-performing loans include loans past due 90 days or more and still accruing interest, non-accrual loans, restructured loans, and other real estate owned, or OREO. In general, loans are placed on non-accrual status when we determine timely recognition of interest to be in doubt due to the borrower’s financial condition and collection efforts. Restructured loans have modified terms to reduce either principal or interest due to deterioration in the borrower’s financial condition. OREO results from loans where we have received physical possession of the borrower’s assets. The following table summarizes the loans for which the accrual of interest has been discontinued, loans past due 90 days or more and still accruing interest, restructured loans, and OREO.

	At or for the
	Three Months	At or for the Years Ended December 31,
	Ended March 31,
	2005	2004	2003	2002	2001	2000

	($ in thousands)
Total nonaccrual loans	$575	$1,591	$210	$1,039	$686	$3,251
Loans past due 90 days or more and still accruing	57	2	65	317	236	1,186
Restructured loans	—	—	—	2,193	—	—
Total non-performing loans	632	1,593	275	3,549	922	4,437
Other real estate owned (OREO)	—	—	—	—	79	—
Total non-performing assets	632	1,593	275	3,549	1,001	4,437

Non-performing loans to gross loans	0.05%	0.13%	0.04%	0.76%	0.23%	1.37%
Non-performing assets to gross loans and OREO	0.05	0.13	0.04	0.76	0.25	1.37
Non-performing assets to total assets	0.03	0.07	0.02	0.41	0.17	1.00

Interest income received on nonaccrual loans	$3	$61	$6	$158	$49	$430
Interest income that would have been recorded under the original terms of the loans	26	96	29	242	108	669
      As of March 31, 2005 and December 31, 2004, non-accrual loans totaled $575,000 and $1.6 million, respectively. Non-accrual loans at March 31, 2005 consisted of 13 loans with no single loan having a principal balance greater than $150,000.
      OREO Properties. As of March 31, 2005 and December 31, 2004, we did not have any OREO properties. One OREO property with a carrying value of $79,000 was sold during February 2002.
      Impaired Loans. A loan is impaired when it is probable we will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The categories of non-accrual loans and impaired loans overlap, although they are not coextensive. A loan can be placed on non-accrual status due to payment delinquency or uncertain collectibility but is not considered impaired, if it is probable that we will collect all amounts due in accordance with the original contractual terms of the loan. We consider all circumstances regarding the loan and borrower on an individual basis when determining whether a loan is impaired such as the collateral value, reasons for the delay, payment record, the amount past due, and number of days past due.
      As of March 31, 2005, December 31, 2004 and December 31, 2003, the aggregate total amount of loans classified as impaired was $575,000, $1.7 million and $333,000, respectively. The total specific allowance for loan losses related to these loans was $259,000, $498,000 and $130,000 for March 31, 2005 and December 31, 2004 and 2003, respectively.
      The amount of interest income recognized on impaired loans for the three months ended March 31, 2005 was $3,000, compared to $61,000 and $6,000 for the years ended December 31, 2004 and 2003, respectively. We would have recorded interest income of $26,000, $96,000 and $29,000 on non-accrual loans had the loans been current for the three months ended March 31, 2005 and the years ended December 31, 2004 and 2003, respectively.
     Allowance for Loan Losses
      Like all financial institutions, we must maintain an adequate allowance for loan losses. The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when we believe that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The allowance is an amount that we believe will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience, together with the other factors noted earlier.
      Our allowance for loan loss methodology incorporates several quantitative and qualitative risk factors used to establish the appropriate allowance for loan loss at each reporting date. Quantitative factors include our historical loss experience, peer group experience, delinquency and charge-off trends, collateral values, changes in non-performing loans, other factors, and information about individual loans including the borrower’s sensitivity to interest rate movements. Qualitative factors include the economic condition of our operating markets and the state of certain industries. Specific changes in the risk factors are based on perceived risk of similar groups of loans classified by collateral type, purpose and terms. Statistics on local trends, peers, and an internal five-year loss history are also incorporated into the allowance. Due to the credit concentration of our loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in Southern Nevada, Arizona and Southern California. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Federal Deposit Insurance Corporation, or FDIC, and state banking regulatory agencies, as an integral part of their examination processes, periodically review the Banks’ allowance for loan losses, and may require us to make additions to the allowance based on their judgment about information available to them at the time of their examinations. Management periodically reviews the assumptions and formulae used in determining the allowance and makes adjustments if required to reflect the current risk profile of the portfolio.
      The allowance consists of specific and general components. The specific allowance relates to watch credits, criticized loans, and impaired loans. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan are lower than the carrying value of that loan, pursuant to Financial Accounting Standards Board, or FASB, Statement No. 114, Accounting by Creditors for Impairment of a Loan. The general allowance covers non-classified loans and is based on historical loss experience adjusted for the various qualitative and quantitative factors listed above, pursuant to FASB Statement No. 5, or FASB 5, Accounting for Contingencies. Loans graded “Watch List/ Special Mention” and below are individually examined closely to determine the appropriate loan loss reserve.

      The following table summarizes the activity in our allowance for loan losses for the period indicated.
     Allowance for Loan Losses
      The table below presents information regarding our provision and allowance for loan losses for the periods and years indicated.

	At or for the
	Three Months
	Ended March 31,		At or for the Years Ended December 31,

	2005	2004	2004	2003	2002	2001	2000

	($ in thousands)
Allowance for loan losses:
Balance at beginning of year	$15,271	$11,378	$11,378	$6,449	$6,563	$4,746	$4,166
Provisions charged to operating expenses	1,747	1,492	3,914	5,145	1,587	2,800	4,299
Adjustments(1)	—	—	—	737	(850)	—	—
Recoveries of loans previously charged-off:
Construction and land development	—	—	—	—	—	—	—
Commercial real estate	—	—	—	140	—	—	—
Residential real estate	3	1	15	1	—	—	—
Commercial and industrial	130	11	132	272	464	921	87
Consumer	5	1	10	7	7	32	—

Total recoveries	138	13	157	420	471	953	87
Loans charged-off:
Construction and land development	—	—	—	—	—	—	—
Commercial real estate	—	—	—	140	—	132	—
Residential real estate	—	4	9	20	60	—	—
Commercial and industrial	18	—	115	1,090	1,201	1,601	3,516
Consumer	24	5	54	123	61	203	290

Total charged-off	42	9	178	1,373	1,322	1,936	3,806
Net charge-offs (recoveries)	(96)	(4)	21	953	851	983	3,719

Balance at end of year	$17,114	$12,874	$15,271	$11,378	$6,449	$6,563	$4,746

Net charge-offs (recoveries) to average loans outstanding	(0.01)%	0.00%	0.00%	0.17%	0.19%	0.27%	1.24%
Allowance for loan losses to gross loans	1.29	1.55	1.28	1.55	1.39	1.61	1.46

(1)	In accordance with regulatory reporting requirements and American Institute of Certified Public Accountants’ Statement of Position 01-06, Accounting by Certain Entities that Lend to or Finance the Activities of Others, the Company has reclassified the portion of its allowance for loan losses that relates to undisbursed commitments during the year ended December 31, 2002. During the year ended December 31, 2003, management reevaluated its methodology for calculating this amount and reclassified an amount from other liabilities to the allowance for loan losses. The liability amount was approximately $313,000, $307,000 and $68,000 as of March 31, 2005 and December 31, 2004 and 2003, respectively.

     The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the table below were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on certain other impaired loans, and historical losses in each loan type category combined with a weighting of the current loan composition.

			December 31,

	March 31, 2005		2004		2003		2002		2001		2000

		% of Loans		% of Loans		% of Loans		% of Loans		% of Loans		% of Loans
		in Each		in Each		in Each		in Each		in Each		in Each
		Category		Category		Category		Category		Category		Category
		to Gross		to Gross		to Gross		to Gross		to Gross		to Gross
	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans	Amount	Loans

	(In thousands)
Construction and land development	$5,529	27.2%	$4,920	27.1%	$3,252	26.6%	$1,050	27.6%	$1,462	20.3%	$493	11.4%
Commercial real estate	2,242	40.8	2,095	41.3	1,446	44.2	2,531	45.2	1,566	51.2	1,645	51.9
Residential real estate	960	10.5	327	9.8	179	5.8	282	4.7	100	4.4	89	6.2
Commercial and industrial	7,917	20.0	7,502	20.3	6,192	21.8	2,340	20.3	3,110	20.9	2,228	26.0
Consumer	466	1.5	427	1.5	309	1.6	246	2.2	325	3.2	291	4.5

Total	$17,114	100.0%	$15,271	100.0%	$11,378	100.0%	$6,449	100.0%	$6,563	100.0%	$4,746	100.0%

      In general, the “Commercial and Industrial Loans” category represents the highest risk category for commercial banks. Historically, our largest source of losses has been in this category. As a result, we utilize a larger estimated loss factor for this category than we do for real estate secured loans. Our commercial loan portfolio as of March 31, 2005 was $266.7 million, or 20.0% of total loans. Other categories, such as stock and bond secured or assignment of cash collateral loans are provided a nominal loss factor based upon a history of comparatively lower losses. While the majority of our historical charge-offs have occurred in the commercial portfolio, we believe that the allowance allocation is adequate when considering the current composition of commercial loans and related loss factors.
      Our “Construction and Land Development” category reflects some borrower concentration risk and carries the enhanced risk encountered with construction loans in general. Currently, construction activity within our primary markets is very competitive, presenting challenges in the timely completion of projects. A construction project can be delayed for an extended period as unanticipated problems arise. Unscheduled work can be difficult to accomplish due to the high demand for construction workers and delays associated with permitting issues. As a result, a higher loan loss allocation is devoted to this loan category than to other loan categories except commercial and industrial loans as noted earlier, and consumer loans.
      Our “Commercial Real Estate” loan category contains a mixture of new and seasoned properties, retail, office, warehouse, and some special purpose. Loans on properties are generally underwritten at a loan to value ratio of less than 80% with a minimum debt coverage ratio of 1.20. Historically, our losses on this product have been minimal and the portfolio continues to exhibit exceptionally high credit quality. Moreover, a large percentage of the Commercial Real Estate loan portfolio is comprised of owner-occupied relationships, which usually reflect a relatively low risk profile. Consequently, the estimated loan loss factor applied to this sub-category is comparatively low.

Investments
      Securities are identified as either held-to-maturity or available-for-sale based upon various factors, including asset/liability management strategies, liquidity and profitability objectives, and regulatory requirements. Held-to-maturity securities are carried at cost, adjusted for amortization of premiums or accretion of discounts. Available-for-sale securities are securities that may be sold prior to maturity based upon asset/liability management decisions. Securities identified as available-for-sale are carried at fair value. Unrealized gains or losses on available-for-sale securities are recorded as accumulated other comprehensive income in stockholders’ equity. Amortization of premiums or accretion of discounts on mortgage-backed securities is periodically adjusted for estimated prepayments.
      We use our investment securities portfolio to ensure liquidity for cash requirements, manage interest rate risk, provide a source of income and to manage asset quality. The carrying value of our investment securities as of March 31, 2005 totaled $729.1 million, compared to $788.6 million at December 31, 2004, $716.0 million as of December 31, 2003, and $232.8 million as of December 31, 2002. The decrease experienced from December 31, 2004 to March 31, 2005 was a result of called U.S. Government-sponsored agency obligations and principal received from mortgage-backed obligations. The increase experienced from 2002 to 2003 was a result of growth in deposits and growth in other borrowings. In 2002, we executed short and long term advances with FHLB, which were used to purchase investment securities, and sold securities under agreement to repurchase. These FHLB advances and other borrowings will mature by December 31, 2007. The increase experienced from 2003 to 2004 was a result of growth in deposits, as well as a strategy whereby we increased earnings by investing in mortgage-backed securities funded by short-term FHLB borrowings. This strategy had the effect of leveraging our excess capital to produce incremental returns without incurring additional credit risk. In light of the rising interest rate environment, beginning in the third quarter of 2004, we discontinued this strategy, contributing to the decline in our investment balances and increase in our federal funds sold from December 31, 2004 to March 31, 2005.
      Our portfolio of investment securities during 2004, 2003, and 2002 consisted primarily of mortgage-backed obligations and U.S. Government agency obligations. From December 31, 2002 to March 31, 2005, the majority of our growth in investment securities was in mortgage-backed obligations, which typically yield more than other investment securities classes.
      The carrying value of our portfolio of investment securities at March 31, 2005 and December 31, 2004, 2003 and 2002 was as follows:

	Carrying Value

		December 31,
	March 31,
	2005	2004	2003	2002

	(In thousands)
U.S. Treasury securities	$3,493	$3,501	$3,014	$3,040
U.S. Government-sponsored agencies	105,859	118,348	112,537	59,651
Mortgage-backed obligations	600,168	648,100	581,446	156,982
SBA Loan Pools	586	625	1,142	1,779
State and Municipal obligations	7,289	7,290	7,563	8,109
Other	11,749	10,758	10,276	3,287

Total investment securities	$729,144	$788,622	$715,978	$232,848

      The contractual maturity distribution and weighted average yield of our available for sale and held to maturity portfolios at March 31, 2005 and December 31, 2004 are summarized in the table below. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax affected on tax-exempt obligations. Securities available for sale are carried at amortized cost in the table below for purposes of calculating the weighted average yield received on such securities.

	March 31, 2005

	Due Under
	1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	($ in thousands)
Available for Sale:
U.S. Government-sponsored Agency obligations	$2,000	2.25%	$59,800	2.98%	$29,062	3.72%	$16,114	3.90%	$106,976	3.31%
Mortgage-backed obligations	—	—	—	—	7,654	3.47	482,884	4.17	490,538	4.16
Other	11,913	3.77	—	—	—	—	—	—	11,913	3.77

Total available for sale	$13,913	3.53%	$59,800	2.98%	$36,716	3.67%	$498,998	4.16%	$609,427	4.00%

Held to Maturity:
U.S. Treasury securities	$—	—%	$3,493	2.68%	$—	—%	$—	—%	$3,493	2.68%
State and Municipal obligations	—	—	100	5.04	1,335	4.68	5,854	4.94	7,289	4.89
Mortgage-backed obligations	—	—	—	—	—	—	120,029	4.41	120,029	4.41
SBA Loan Pools	—	—	—	—	79	3.08	507	2.76	586	2.80

Total held to maturity	$—	—%	$3,593	2.75%	$1,414	4.59%	$126,390	4.43%	$131,397	4.38%

	December 31, 2004

	Due Under						Due Over
	1 Year		Due 1-5 Years		Due 5-10 Years		10 Years		Total

	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield

	($ in thousands)
Available for Sale:
U.S. Government- sponsored Agency obligations	$—	—	$66,800	2.40%	$24,289	3.51%	$27,709	3.59%	$118,798	2.91%
Mortgage-backed obligations	—	—	—	—	7,981	3.41	529,401	4.23	537,382	4.21
Other	10,781	3.71	—	—	—	—	—	—	10,781	3.71

Total available for sale	$10,781	3.71%	$66,800	2.40%	$32,270	3.49%	$557,110	4.19%	$666,961	3.97%

Held to Maturity:
U.S. Treasury securities	$1,000	1.37%	$2,501	2.47%	$—	—%	$—	—%	$3,501	2.16%
State and Municipal obligations	—	—	100	5.04	680	4.66	6,510	4.86	7,290	4.85
Mortgage-backed obligations	—	—	—	—	—	—	118,133	4.36	118,133	4.36
SBA Loan Pools	—	—	—	—	—	—	625	2.43	625	2.43

Total held to maturity	$1,000	1.37%	$2,601	2.57%	$680	4.66%	$125,268	4.38%	$129,549	4.32%

      We had a concentration of U.S. Government sponsored agencies and mortgage-backed securities during the three months ended March 31, 2005 and each of the years 2004, 2003 and 2002. The aggregate carrying value and aggregate fair value of these securities at March 31, 2005 and December 31, 2004, 2003 and 2002 are as follows.

		December 31,
	March 31,
	2005	2004	2003	2002

	(In thousands)
Aggregate carrying value	$706,027	$766,448	$693,983	$216,633

Aggregate fair value	$703,672	$765,453	$693,044	$216,633

Deposits
      Deposits historically have been the primary source of funding our asset growth. As of March 31, 2005, total deposits were $2.0 billion, compared to $1.8 billion as of December 31, 2004 and $1.1 billion as of December 31, 2003. The increase in total deposits is attributable to our ability to attract a stable base of low-cost deposits. As of March 31, 2005, non-interest bearing deposits were $864.1 million, compared to $749.6 million as of December 31, 2004 and $441.2 million as of December 31, 2003. As of March 31, 2005, title company deposits comprised 17.0% of our total deposits. Substantially all of these deposits are non-interest bearing. Interest-bearing accounts have also experienced growth. As of March 31, 2005, interest-bearing deposits were $1.2 billion, compared to $1.0 billion and $653.5 million as of December 31, 2004 and 2003, respectively. Interest-bearing deposits are comprised of NOW accounts, savings and money market accounts, certificates of deposit under $100,000, and certificates of deposit over $100,000.

      The average balances and weighted average rates paid on deposits for the three months ended March 31, 2005, and years ended December 31, 2004, 2003 and 2002, are presented below.

			Years Ended December 31,

	Three Months Ended
	March 31, 2005		2004		2003		2002

	Balance	Rate	Balance	Rate	Balance	Rate	Balance	Rate

	($ in thousands)
Interest checking (NOW)	$99,382	0.40%	$73,029	0.19%	$51,723	0.18%	$43,139	0.24%
Savings and money market	714,193	1.71	561,744	1.35	336,012	1.30	198,613	1.92
Time	249,830	2.28	214,515	2.05	158,418	2.34	112,782	3.08

Total interest-bearing deposits	1,063,405	1.72	849,288	1.43	546,153	1.49	354,534	2.09
Non-interest bearing demand deposits	722,561	—	600,790	—	345,274	—	229,843	—

Total deposits	$1,785,966	1.03%	$1,450,078	0.84%	$891,427	0.92%	$584,377	1.27%

      The remaining maturity for certificates of deposit of $100,000 or more as of March 31, 2005 is presented in the following table.

March 31, 2005

(In thousands)
3 months or less	142,673
3 to 6 months	52,667
6 to 12 months	47,343
Over 12 months	6,293

Total	$248,976

Capital Resources
      Current risk-based regulatory capital standards generally require banks and bank holding companies to maintain three minimum capital ratios. Tier 1 risk-based capital ratio compares “Tier 1” or “core” capital, which consists principally of common equity, and risk-weighted assets for a minimum ratio of at least 4%. Tier 1 capital ratio compares Tier 1 capital to adjusted total assets for a minimum ratio of at least 4%. Total risk-based capital ratio compares total capital, which consists of Tier 1 capital, certain forms of subordinated debt, a portion of the allowance for loan losses, and preferred stock, to risk-weighted assets for a minimum ratio of at least 8%. Risk-weighted assets are calculated by multiplying the balance in each category of assets by a risk factor, which ranges from zero for cash assets and certain government obligations to 100% for some types of loans, and adding the products together.

      The following table provides a comparison of our risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated.

	March 31, 2005

			Adequately
	Actual		Capitalized(1)		Well-Capitalized

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	($ in thousands)
Leverage ratio (to Average Assets)
BankWest of Nevada	$100,623	6.4%	$63,264	4.0%	$79,080	5.0%
Alliance Bank of Arizona(1)	32,278	9.4	13,736	4.0	17,170	5.0
Torrey Pines Bank(1)	26,998	10.1	10,711	4.0	13,389	5.0
Company	169,062	7.7	87,802	4.0	109,753	5.0
Tier I Capital (to Risk Weighted Assets)
BankWest of Nevada	$100,623	9.3%	$43,411	4.0%	$65,116	6.0%
Alliance Bank of Arizona	32,278	10.4	12,461	4.0	18,692	6.0
Torrey Pines Bank	26,998	11.6	9,333	4.0	14,000	6.0
Company	169,062	10.4	65,325	4.0	97,988	6.0
Total Capital (to Risk Weighted Assets)
BankWest of Nevada	$111,738	10.3%	$86,821	8.0%	$108,526	10.0%
Alliance Bank of Arizona	36,173	11.6	24,922	8.0	31,153	10.0
Torrey Pines Bank	29,371	12.6	18,667	8.0	23,334	10.0
Company	186,489	11.4	130,651	8.0	163,314	10.0

	December 31, 2004

			Adequately
	Actual		Capitalized(1)		Well-Capitalized

	Amount	Ratio	Amount	Ratio	Amount	Ratio

	($ in thousands)
Leverage ratio (to Average Assets)
BankWest of Nevada	$95,449	6.1%	$62,970	4.0%	$78,713	5.0%
Alliance Bank of Arizona	31,810	10.3	12,394	4.0	15,492	5.0
Torrey Pines Bank	26,774	10.9	9,830	4.0	12,288	5.0
Company	163,205	7.7	85,321	4.0	106,651	5.0
Tier I Capital (to Risk Weighted Assets)
BankWest of Nevada	$95,449	9.4%	$40,484	4.0%	$60,726	6.0%
Alliance Bank of Arizona(1)	31,810	11.3	11,214	4.0	16,821	6.0
Torrey Pines Bank(1)	26,774	13.4	8,006	4.0	12,010	6.0
Company	163,205	10.9	59,816	4.0	89,724	6.0
Total Capital (to Risk Weighted Assets)
BankWest of Nevada	$105,544	10.4%	$80,968	8.0%	$101,210	10.0%
Alliance Bank of Arizona	35,258	12.6	22,428	8.0	28,035	10.0
Torrey Pines Bank	28,809	14.4	16,013	8.0	20,016	10.0
Company	178,784	12.0	119,632	8.0	149,540	10.0

(1)	Alliance Bank of Arizona and Torrey Pines Bank have agreed to maintain a Tier 1 capital ratio of at least 8% for the first three years of their existence.

      We were well capitalized at all the banks and the holding company as of March 31, 2005 and December 31, 2004.

Subordinated Debt
      In order to manage our capital position more efficiently, we formed BankWest Nevada Capital Trust I and BankWest Nevada Capital Trust II, both Delaware statutory trusts, for the sole purpose of issuing trust preferred securities.
      BankWest Nevada Capital Trust I. During the third quarter of 2001, BankWest Nevada Capital Trust I was formed with $464,000 in capital and issued 15,000 Floating Rate Cumulative Trust Preferred Securities, or trust preferred securities, with a liquidation value of $1,000 per security, for gross proceeds of $15.0 million. The entire proceeds of the issuance were invested by BankWest Nevada Capital Trust I in $15.5 million of Floating Rate Junior Subordinated Debentures issued by us, with identical maturity, repricing, and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of BankWest Nevada Capital Trust I and mature on July 25, 2031. The interest rate as of December 31, 2004 was 6.53% based on 6-month LIBOR plus 3.75% with repricing occurring and interest payments due semiannually. Proceeds of $10 million was invested in BankWest of Nevada. The remaining proceeds were retained by Western Alliance for general corporate purposes.
      The subordinated debentures are redeemable by us, subject to our receipt of prior approval from the Federal Reserve of San Francisco, on any January 25th or July 25th on or after July 25, 2006, at the redemption price. The redemption price is at a premium for a redemption occurring prior to July 25, 2011 as set forth in the following table plus accrued and unpaid interest.

Year Beginning	Percentage

July 25, 2006	107.6875%
July 25, 2007	106.1500%
July 25, 2008	104.6125%
July 25, 2009	103.0750%
July 25, 2010	101.5375%
July 25, 2011 and after	100.0000%
In the event of redemption under a special event occurring prior to July 25, 2006, the price of redemption is the greater of 100% of the principal amount and the sum of the present values of the principal amount and the premium payable as part of the redemption price together with the present value of interest payments calculated at a fixed per annum rate of interest equal to 10.25% over the remaining life of the security discounted to the special redemption date on a semi-annual basis at the Treasury rate plus 0.50% plus accrued and unpaid interest. Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate of 6.53% as of December 31, 2004. The rate will be adjusted to equal the 6-month LIBOR plus 3.75% for each successive period beginning January 25 of each year provided, however, that prior to July 25, 2011, such annual rate shall not exceed 12.5%. BankWest Nevada Capital Trust I has the option to defer payment of the distributions for a period of up to five years, but during any such deferral, we would be restricted from paying dividends on our common stock.
      BankWest Nevada Capital Trust II. During the fourth quarter of 2002, BankWest Nevada Capital Trust II was formed with $464,000 in capital and issued 15,000 Floating Rate Cumulative Trust Preferred Securities, or trust preferred securities, with a liquidation value of $1,000 per security, for gross proceeds of $15.0 million. The entire proceeds of the issuance were invested by BankWest Nevada Capital Trust II in $15.5 million of Floating Rate Junior Subordinated Debentures issued by us, with identical maturity, repricing, and payment terms as the trust preferred securities. The subordinated debentures represent the sole assets of BankWest Nevada Capital Trust II and mature January 7, 2033. The interest rate as of December 31, 2004 was 5.84% based on 3-month LIBOR plus 3.35% with repricing occurring and interest payments due quarterly. All of the net proceeds were retained by Western Alliance.

      The subordinated debentures are redeemable by us, subject to our receipt of prior approval from the Federal Reserve of San Francisco, on any January 7th, April 7th, July 7th, or October 7th on or after January 7, 2008, at the redemption price. The redemption price is par plus accrued and unpaid interest, except in the case of redemption under a special event which is defined in the debenture occurring prior to January 7, 2008 which is the greater of 100% of the principal amount and the sum of the present values of the principal amount together with the present value of interest payments calculated at a fixed per annum rate of interest equal to 7.125% over the remaining life of the security discounted to the special redemption date on a quarterly basis at the Treasury rate plus 0.50% plus accrued and unpaid interest. Holders of the trust preferred securities are entitled to a cumulative cash distribution on the liquidation amount of $1,000 per security at an interest rate of 5.84% as of December 31, 2004. The rate will be adjusted to equal the 3-month LIBOR plus 3.35% for each successive period beginning January 7 of each year provided, however, that prior to January 7, 2008, such annual rate shall not exceed 12.5%. BankWest Nevada Capital Trust II has the option to defer payment of the distributions for a period of up to five years, but during any such deferral, we would be restricted from paying dividends on our common stock.
      A special event under which the trust preferred securities could be redeemed includes a Tax Event, Capital Treatment Event, or an Investment Company Event. A Tax Event includes any amendment or change in the laws or regulations of a taxing authority, an official administrative pronouncement, or a judicial decision interpreting or applying such laws or regulations that would subject the trust to federal income tax, interest payable would not be deductible in whole or part for federal income tax purposes, or subject the trust to more than a de minimis amount of other taxes, duties, assessments or other government charges. A Capital Treatment Event includes any amendment or change in the laws or an official administrative pronouncement to treat the amount equal to the aggregate liquidation amount of the capital securities as Tier 1 Capital for purposes of the capital adequacy guidelines of the Federal Reserve. An Investment Company Event includes changes, interpretation or application of laws or regulations that would require the trust to be registered under the Investment Company Act.
      We have guaranteed, on a subordinated basis, distributions and other payments due on the trust preferred securities. We own 100% of the common securities in the trusts. For financial reporting purposes, our investment in the trusts is accounted for under the equity method and is included in other assets on the accompanying consolidated balance sheet. The subordinated debentures issued and guaranteed by us and held by the trust are reflected on our consolidated balance sheet in accordance with provisions of Interpretation No. 46 issued by the Financial Accounting Standards Board, or FASB, No. 46, Consolidation of Variable Interest Entities. Under applicable regulatory guidelines, all of the trust preferred securities currently qualify as Tier 1 capital, although this classification is subject to future change.
Contractual Obligations and Off-Balance Sheet Arrangements
      We routinely enter into contracts for services in the conduct of ordinary business operations which may require payment for services to be provided in the future and may contain penalty clauses for early termination of the contracts. To meet the financing needs of our customers, we are also parties to financial instruments with off-balance sheet risk including commitments to extend credit and standby letters of credit. We have also committed to irrevocably and unconditionally guarantee the following payments or distributions with respect to the holders of preferred securities to the extent that BankWest Nevada Trust I and BankWest Nevada Trust II have not made such payments or distributions: (1) accrued and unpaid distributions, (2) the redemption price, and (3) upon a dissolution or termination of the trust, the lesser of the liquidation amount and all accrued and unpaid distributions and the amount of assets of the trust remaining available for distribution. We do not believe that these off-balance sheet arrangements have or are reasonably likely to have a material effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. However, there can be no assurance that such arrangements will not have a future effect.
      Long-Term Borrowed Funds. We also have entered into long-term contractual obligations consisting of advances from Federal Home Loan Bank (FHLB). These advances are secured with collateral generally consisting of securities. As of March 31, 2005, these long-term FHLB advances totaled $63.7 million and will mature by December 31, 2007. Interest payments are due semi-annually. The weighted average rate of the long-term FHLB advances as of March 31, 2005 was 2.63%.
      The following table sets forth our significant contractual obligations as of December 31, 2004.

	December 31, 2004

		Less Than	1-3	3-5	After
	Total	1 Year	Years	Years	5 Years

	(In thousands)
Long term borrowed funds	$63,700	$—	$63,700	$—	$—
Junior subordinated deferrable interest debentures	30,928	—	—	—	30,928
Operating lease obligations	18,492	3,545	7,080	2,527	5,340

Total	$113,120	$3,545	$70,780	$2,527	$36,268

      Our commitments associated with outstanding letters of credit, commitments to extend credit, and credit card guarantees as of December 31, 2004 are summarized below. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

	December 31, 2004

		Amount of Commitment Expiration Per Period
	Total
	Amounts	Less Than	1-3	3-5	After
	Committed	1 Year	Years	Years	5 Years

	(In thousands)
Commitments to extend credit	$423,767	$292,013	$78,792	$8,100	$44,862
Credit card guarantees	5,421	5,421	—	—	—
Standby letters of credit	5,978	3,984	1,994	—	—

Total	$435,166	$301,418	$80,786	$8,100	$44,862

      Short-Term Borrowed Funds. Short-term borrowed funds are used to support liquidity needs created by seasonal deposit flows, to temporarily satisfy funding needs from increased loan demand, and for other short-term purposes. The majority of these short-term borrowed funds consist of advances from FHLB. The borrowing capacity at FHLB is determined based on collateral pledged, generally consisting of securities, at the time of borrowing. We also have borrowings from other sources pledged by securities including securities sold under agreements to repurchase, which are reflected at the amount of cash received in connection with the transaction, and may require additional collateral based on the fair value of the underlying securities. As of March 31, 2005, total short-term borrowed funds were $79.1 million with a weighted average interest rate at period end of 2.28%, compared to total short-term borrowed funds of $185.5 million as of December 31, 2004 with a weighted average interest rate at year end of 2.23%. The decrease of $106.4 million was, in general, a result of short-term advances that had matured and were replaced by other sources of funding.

      The following table sets forth certain information regarding FHLB advances and repurchase agreements at the dates or for the periods indicated.

	At or for the	At or for the Years Ended
	Three Months
	Ended	December 31,
	March 31,
	2005	2004	2003	2002

	($ in thousands)
FHLB Advances:
Maximum month-end balance	$50,000	$174,200	$163,211	$11,300
Balance at end of period	50,000	151,900	163,211	11,300
Average balance	127,542	186,662	69,319	9,285
Other:
Maximum month-end balance	$29,117	$78,050	$78,050	$6,000
Balance at end of period	29,117	33,594	78,050	6,000
Average balance	33,224	52,513	41,939	5,047
Total Short-Term Borrowed Funds	$79,117	$185,494	$241,261	$17,300
Weighted average interest rate at end of period	2.28%	2.23%	1.31%	2.37%
Weighted average interest rate during period/year	2.59%	1.87%	1.50%	2.47%
      Since growth in core deposits may be at intervals different from loan demand, we may follow a pattern of funding irregular growth in assets with short-term borrowings, which are then replaced with core deposits. This temporary funding source is likely to be utilized for generally short-term periods, although no assurance can be given that this will, in fact, occur.
Liquidity
      The ability to have readily available funds sufficient to repay fully maturing liabilities is of primary importance to depositors, creditors and regulators. Our liquidity, represented by cash and due from banks, federal funds sold and available-for-sale securities, is a result of our operating, investing and financing activities and related cash flows. In order to ensure funds are available at all times, on at least a quarterly basis, we project the amount of funds that will be required and maintain relationships with a diversified customer base so funds are accessible. Liquidity requirements can also be met through short-term borrowings or the disposition of short-term assets. We have borrowing lines at correspondent banks totaling $45.0 million. In addition, securities are pledged to the FHLB totaling $532.6 million on total borrowings from the FHLB of $113.7 million as of March 31, 2005. As of March 31, 2005, we had $84.0 million in securities available to be sold or pledged to the FHLB.
      We have a formal liquidity policy, and in the opinion of management, our liquid assets are considered adequate to meet our cash flow needs for loan funding and deposit cash withdrawal for the next 60 — 90 days. At March 31, 2005, we had $794.2 million in liquid assets comprised of $196.5 million in cash and cash equivalents (including federal funds sold of $109.5 million) and $597.7 million in available-for-sale securities.
      On a long-term basis, our liquidity will be met by changing the relative distribution of our asset portfolios, for example, reducing investment or loan volumes, or selling or encumbering assets. Further, we will increase liquidity by soliciting higher levels of deposit accounts through promotional activities and/or borrowing from our correspondent banks as well as the Federal Home Loan Bank of San Francisco. At the current time, our long-term liquidity needs primarily relate to funds required to support loan originations and commitments and deposit withdrawals. All of these needs can currently be met by cash flows from investment payments and maturities, and investment sales if the need arises.
      Our liquidity is comprised of three primary classifications: (i) cash flows from or used in operating activities; (ii) cash flows from or used in investing activities; and (iii) cash flows provided by or used in financing activities. Net cash provided by or used in operating activities consists primarily of net income adjusted for changes in certain other asset and liability accounts and certain non-cash income and expense items such as the loan loss provision, investment and other amortizations and depreciation. For the three months ended March 31, 2005, net cash provided by operating activities was $11.4 million, compared to $7.1 million for the same period in 2004. For the years ended December 31, 2004, 2003 and 2002 net cash provided by operating activities was $27.3, $12.7 million and $10.1 million, respectively.
      Our primary investing activities are the origination of real estate, commercial and consumer loans and purchase and sale of securities. Our net cash provided by and used in investing activities has been primarily influenced by our loan and securities activities. The net increase in loans for the three months ended March 31, 2005 and 2004 was $143.3 million and $99.7 million, respectively. The net increase in loans for the years ended December 31, 2004, 2003 and 2002 was $455.5 million, $268.8 million and $58.0 million, respectively. Proceeds from maturities and sales of securities, net of purchases of securities available-for-sale and held-to-maturity for the three months ended March 31, 2005 were $54.6 million, compared to net purchases of $41.3 million for the same period in 2004. Net purchases of securities for the years ended December 31, 2004, 2003 and 2002 were $133.5 million, $514.0 million and $220.6 million, respectively.
      Net cash provided by financing activities has been impacted significantly by increases in deposit levels. During the three months ended March 31, 2005 and 2004 deposits increased by $262.7 million and $282.4 million, respectively. During the years ended December 31, 2004, 2003 and 2002, deposits increased by $661.4 million, $374.3 million and $171.0 million, respectively.
      Our federal funds sold increased $86.4 million from December 31, 2004 to March 31, 2005. This is due to the growth in our deposits combined with the decrease of our investment portfolio over the same period.
      Federal and state banking regulations place certain restrictions on dividends paid by the Banks to Western Alliance. The total amount of dividends which may be paid at any date is generally limited to the retained earnings of each Bank. Dividends paid by the Banks to the Company would be prohibited if the effect thereof would cause the respective Bank’s capital to be reduced below applicable minimum capital requirements.
Quantitative and Qualitative Disclosures About Market Risk
      Market risk is the risk of loss in a financial instrument arising from adverse changes in market prices and rates, foreign currency exchange rates, commodity prices and equity prices. Our market risk arises primarily from interest rate risk inherent in our lending, investing and deposit taking activities. To that end, management actively monitors and manages our interest rate risk exposure. We do not have any market risk sensitive instruments entered into for trading purposes. We manage our interest rate sensitivity by matching the re-pricing opportunities on our earning assets to those on our funding liabilities.
      Management uses various asset/liability strategies to manage the re-pricing characteristics of our assets and liabilities designed to ensure that exposure to interest rate fluctuations is limited within our guidelines of acceptable levels of risk-taking. Hedging strategies, including the terms and pricing of loans and deposits, and management of the deployment of our securities are used to reduce mismatches in interest rate re-pricing opportunities of portfolio assets and their funding sources.
      Interest rate risk is addressed by our Asset Liability Management Committee, or ALCO, which is comprised of senior finance, operations, human resources and lending officers, and the Western Alliance Board of Directors. ALCO and the Western Alliance Board monitor interest rate risk by analyzing the potential impact on the net economic value of equity and net interest income from potential changes in interest rates, and consider the impact of alternative strategies or changes in balance sheet structure. We manage our balance sheet in part to maintain the potential impact on economic value of equity and net interest income within acceptable ranges despite changes in interest rates.
      Our exposure to interest rate risk is reviewed on at least a quarterly basis by the ALCO and our Board of Directors. Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in economic value of equity in the event of hypothetical changes in interest rates. If potential changes to net economic value of equity and net interest income resulting from hypothetical interest rate changes are not within the limits established by our Board of Directors, the Board of Directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits.
      Economic Value of Equity. We measure the impact of market interest rate changes on the net present value of estimated cash flows from our assets, liabilities and off-balance sheet items, defined as economic value of equity, using a simulation model. This simulation model assesses the changes in the market value of interest rate sensitive financial instruments that would occur in response to an instantaneous and sustained increase or decrease (shock) in market interest rates.
      At March 31, 2005, our economic value of equity exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us. The following table shows our projected change in economic value of equity for this set of rate shock at March 31, 2005.
Economic Value of Equity

		Percentage	Percentage	Percentage of
	Economic	Change	of Total	Equity Book
Interest Rate Scenario	Value	from Base	Assets	Value

	($ in millions)
Up 300 basis points	$306.0	(1.2)%	13.1%	223.2%
Up 200 basis points	308.3	(0.5)	13.2	224.9
BASE	309.8		13.2	226.0
Down 100 basis points	298.1	(3.8)	12.7	217.4
      The computation of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, asset prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions we may undertake in response to changes in interest rates. Actual amounts may differ from the projections set forth above should market conditions vary from the underlying assumptions.
      Net Interest Income Simulation. In order to measure interest rate risk at March 31, 2005, we used a simulation model to project changes in net interest income that result from forecasted changes in interest rates. This analysis calculates the difference between net interest income forecasted using a rising and a falling interest rate scenario and a net interest income using a base market interest rate derived from the current treasury yield curve. The income simulation model includes various assumptions regarding the re-pricing relationships for each of our products. Many of our assets are floating rate loans, which are assumed to re-price immediately, and proportional to the change in market rates, depending on their contracted index. Some loans and investments include the opportunity of prepayment (embedded options), and accordingly the simulation model uses indexes to estimate these prepayments and reinvest their proceeds at current yields. Our non-term deposit products re-price more slowly, usually changing less than the change in market rates and at our discretion.
      This analysis indicates the impact of changes in net interest income for the given set of rate changes and assumptions. It assumes the balance sheet remains static and that its structure does not change over the course of the year. It does not account for all factors that impact this analysis, including changes by management to mitigate the impact of interest rate changes or secondary impacts such as changes to our credit risk profile as interest rates change.
      Furthermore, loan prepayment rate estimates and spread relationships change regularly. Interest rate changes create changes in actual loans loan prepayment rates that will differ from the market estimates incorporated in this analysis. Changes that vary significantly from the assumptions may have significant effects on our net interest income.
      For the rising and falling interest rate scenarios, the base market interest rate forecast was increased and decreased over twelve months by 300 and 100 basis points, respectively. At March 31, 2005, our net interest margin exposure related to these hypothetical changes in market interest rates was within the current guidelines established by us.

Sensitivity of Net Interest Income

		Percentage
	Adjusted Net	Change
Interest Rate Scenario	Interest Income	from Base

	(In millions)
Up 300 basis points	$100.0	5.4%
Up 200 basis points	99.5	4.9
BASE	94.9	—
Down 100 basis points	91.9	(3.1)
Recent Accounting Pronouncements

FAS No. 123(R), Shared-Based Payment, Revised December 2004
      In December 2004, the Financial Accounting Standards Board published FASB Statement No. 123 (revised 2004), Share-Based Payment, or FAS 123(R). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.
      The Statement will be effective at the beginning of the first quarter of 2006. As of the effective date, we will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost will be recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of awards granted subsequent to completion of an IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123.
      The impact of this Statement on the Company in 2006 and beyond will depend on various factors including our future compensation strategy.

EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments
      On September 30, 2004, the Financial Accounting Standards Board issued FASB Staff Position, or FSP, Emerging Issues Task Force, or EITF, Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance for determining the meaning of “other-than-temporarily impaired” and its application to certain debt and equity securities within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless we can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. We continue to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect us.

FASB Interpretation (FIN) 46, Consolidation of Variable Interest Entities
      FIN 46 establishes accounting guidance for consolidation of variable interest entities, or VIE, that function to support the activities of the primary beneficiary. The primary beneficiary of a VIE is the entity that absorbs a majority of the VIE’s expected losses, receives a majority of the VIE’s expected residual returns, or both, as a result of controlling ownership interest, contractual relationship or other business relationship with VIE. Prior to the implementation of FIN 46, VIE’s were generally consolidated by an enterprise when the enterprise had a controlling financial interest through ownership of a majority of voting interest in the entity. The provisions of FIN 46 were effective immediately for all arrangements entered into after January 31, 2003. However, subsequent revisions to the interpretation deferred the implementation date of FIN 46 until the first period ending after March 15, 2004.
      We adopted FIN 46, as revised, in connection with our consolidated financial statements that are included herein. The implementation of FIN 46 required us to de-consolidate our investment in BankWest Nevada Capital Trusts I and II because we are not the primary beneficiary. Previous years were restated accordingly. There was no impact on stockholders’ equity or net income upon adoption of the standard.

BUSINESS
Overview and History
      We are a bank holding company headquartered in Las Vegas, Nevada. We provide a full range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers through our subsidiary banks and financial services companies located in Nevada, Arizona and California. On a consolidated basis, as of March 31, 2005, we had approximately $2.3 billion in assets, $1.3 billion in total loans, $2.0 billion in deposits and $137.1 million in stockholders’ equity. We have focused our lending activities primarily on commercial loans, which comprised 88.0% of our total loan portfolio at March 31, 2005. In addition to traditional lending and deposit gathering capabilities, we also offer a broad array of financial products and services aimed at satisfying the needs of small to mid-sized businesses and their proprietors, including cash management, trust administration and estate planning, custody and investments and equipment leasing.
      BankWest of Nevada was founded in 1994 by a group of individuals with extensive community banking experience in the Las Vegas market. We believe our success has been built on the strength of our management team, our conservative credit culture, the attractive growth characteristics of the markets in which we operate and our ability to expand our franchise by attracting seasoned bankers with long-standing relationships in their communities.
      In 2003, with the support of local banking veterans, we opened Alliance Bank of Arizona in Phoenix, Arizona and Torrey Pines Bank in San Diego, California. Over the past two years we have successfully leveraged the expertise and strengths of Western Alliance and BankWest of Nevada to build and expand these new banks in a rapid and efficient manner. Our success is evidenced by the fact that, of the 230 banks founded in the United States since January 1, 2003, Alliance Bank of Arizona and Torrey Pines Bank both rank among the top ten in terms of total assets, loans and deposits as of December 31, 2004.
      Through our wholly owned, non-bank subsidiaries, Miller/ Russell & Associates, Inc. and Premier Trust, Inc., we provide investment advisory and wealth management services, including trust administration and estate planning. We acquired Miller/ Russell and Premier Trust in May 2004 and December 2003, respectively. As of March 31, 2005, Miller/ Russell had $891.8 million in assets under management, and Premier Trust had $103.6 million in assets under management and $196.7 million in total trust assets.
      We have achieved significant growth. Specifically, from December 31, 2000 to March 31, 2005, we increased:

•	total assets from $443.7 million to $2.3 billion;

•	total net loans from $319.6 million to $1.3 billion;

•	total deposits from $410.2 million to $2.0 billion; and

•	core deposits (all deposits other than certificates of deposit greater than $100,000) from $355.8 million to $1.8 billion.

      Our growth has accelerated over the past two years due, in part, to the addition of key management personnel in 2002 and the opening of Alliance Bank of Arizona and Torrey Pines Bank in 2003. For the five years preceding the enhancement of our executive management team in 2002, our assets grew at a compound annual rate of approximately 30%. Following the addition of key management personnel, including our current chairman and chief executive officer, Robert Sarver, our assets have grown at a compound annual rate of approximately 58% over the past two full fiscal years. The following chart demonstrates the growth in our total assets since 1994.
      Because our deposit growth has outpaced our loan growth, at March 31, 2005 we had a relatively low loan-to-deposit ratio of 66.0%. Our long-term goal is to increase this ratio by continuing to grow our loan portfolio, while maintaining our strong credit quality. To achieve this goal, we intend to continue to expand our lending activities by hiring experienced relationship bankers and adding new product offerings. In this regard, we have recently begun offering SBA 7(a) loans and equipment leasing, and originating residential mortgage loans for our own portfolio, rather than acting as a broker.
Business Strategy
      Since 1994, we believe that we have been successful in building and developing our operations by adhering to a business strategy focused on understanding and serving the needs of our local clients and pursuing growth markets and opportunities while emphasizing a strong credit culture. Our objective is to provide our shareholders with superior returns. The critical components of our strategy include:

•	Leveraging our knowledge and expertise. Over the past decade we have assembled an experienced management team and built a culture committed to credit quality and operational efficiency. We have also successfully centralized at our holding company level a significant portion of our operations, processing, compliance, Community Reinvestment Act administration and specialty functions. We intend to grow our franchise and improve our operating efficiencies by continuing to leverage our managerial expertise and the functions we have centralized at Western Alliance.

•	Maintaining a strong credit culture. We adhere to a specific set of credit standards across our bank subsidiaries that ensure the proper management of credit risk. Western Alliance’s management team plays an active role in monitoring compliance with our Banks’ credit standards. Western Alliance also continually monitors each of our subsidiary banks’ loan portfolios, which enables us to identify and take prompt corrective action on potentially problematic loans. As of March 31, 2005, non-performing assets represented approximately 0.03% of total assets. The average for similarly sized publicly traded banks in the United States was 0.45% as of March 31, 2005.

•	Attracting seasoned relationship bankers and leveraging our local market knowledge. We believe our success has been the result, in part, of our ability to attract and retain experienced relationship bankers that have strong relationships in their communities. These professionals bring with them valuable customer relationships, and have been an integral part of our ability to expand rapidly in our market areas. These professionals allow us to be responsive to the needs of our customers and provide a high level of service to local businesses. We intend to continue to hire experienced relationship bankers as we expand our franchise.

•	Offering a broader array of personal financial products and services. Part of our growth strategy is to offer a broader array of personal financial products and services to high net worth individuals and to senior managers at commercial enterprises with which we have established relationships. To this end, we acquired Miller/ Russell & Associates, Inc. in May 2004, and Premier Trust, Inc. in December 2003.

•	Focusing on markets with attractive growth prospects. We operate in what we believe to be highly attractive markets with superior growth prospects. Our metropolitan areas have a high per capita income and are expected to experience some of the fastest population growth in the country. We continuously evaluate new markets in the Western United States with similar growth characteristics as targets for expansion. Our long term strategy is to have four to six subsidiary banks each with assets between $500.0 million and $3.0 billion. We intend to implement this strategy through the formation of additional de novo banks or acquiring other commercial banks in new market areas with attractive growth prospects. As of March 31, 2005, we maintained 13 bank branch offices located throughout our market areas. To accommodate our growth and enhance efficiency, we intend to expand over the next 18 months to an aggregate of 24 offices, and to open a service center facility that will provide centralized back-office services and call center support for all our banking subsidiaries.

•	Attracting low cost deposits. We believe we have been able to attract a stable base of low-cost deposits from customers who are attracted to our personalized level of service and local knowledge. As of March 31, 2005, our deposit base was comprised of 42.8% non-interest bearing deposits, of which 38.1% consisted of title company deposits, 56.1% consisted of other business deposits and 5.8% consisted of consumer deposits. Given our relatively current loan-to-deposit ratio of 66.0%, we expect to obtain additional value in the future by leveraging our low-cost deposit base to increase quality credit relationships.

Our Market Areas
      We believe that there is a significant market segment of small to mid-sized businesses that are looking for a locally based commercial bank capable of providing a high degree of flexibility and responsiveness, in addition to offering a broad range of financial products and services. We believe that the local community banks that compete in our markets do not offer the same breadth of products and services that our customers require to meet their growing needs, while the large, national banks lack the flexibility and personalized service that our customers desire in their banking relationships. By offering flexibility and responsiveness to our customers and providing a full range of financial products and services, we believe that we can better serve our markets.
      Through our banking and non-banking subsidiaries, we serve customers in Nevada, Arizona and California.
      Nevada. In Nevada, we operate in the cities of Las Vegas and Henderson, both of which are in the Las Vegas metropolitan area. The economy of the Las Vegas metropolitan area is primarily driven by services and industries related to gaming, entertainment and tourism, and is experiencing growth in the residential and commercial construction and light manufacturing sectors. Based on June 30, 2004 FDIC data (which is the most recent date for which public data is available), we ranked 5th out of 34 institutions in deposit market share with $1.3 billion in deposits in the Las Vegas metropolitan area.
      Arizona. In Arizona, we operate in Phoenix and Scottsdale, which are located in the Phoenix metropolitan area, and Tucson, which is located in the Tucson metropolitan area. These metropolitan areas contain companies in the following industries: aerospace, high-tech manufacturing, construction, energy, transportation, minerals and mining and financial services. Based on June 30, 2004 FDIC data, we ranked 12th out of 19 institutions in deposit market share with $111.0 million deposits in the Tucson metropolitan area and 26th out of 55 institutions in deposit market share with $103.0 million in deposits in the Phoenix metropolitan area.
      California. In California, we operate in the cities of San Diego and La Mesa, both of which are in the San Diego metropolitan area. The business community in the San Diego metropolitan area includes numerous small to medium-sized businesses and service and professional firms that operate in a diverse number of industries, including the entertainment, defense and aerospace, construction, health care and pharmaceutical, and computer and telecommunications industries. Based on June 30, 2004 FDIC data, we ranked 23rd out of 60 institutions in deposit market share with $175.0 million in deposits in the San Diego metropolitan area.
      We currently operate in what we believe to be several of the most attractive markets in the Western United States. These markets have high per capita income and are expected to experience some of the fastest population growth in the country. Claritas, Inc., a leading provider of demographic data, projects significant population growth in our metropolitan areas between 2004 and 2009. The following table shows total deposits, projected population growth rate and per capita income for each of the metropolitan areas in which we operate.

		Population Growth		Per Capita Income

	Total	Projected	National	2004	National
	Deposits	Growth Rate	Percentile	Per Capita	Percentile
Metropolitan Area	March 31, 2005	2004 – 2009	Rank	Income	Rank

	(In millions)
Las Vegas	$1,418.3	18.9%	99.5%	$23,533	84.6%
San Diego	263.8	6.5	84.0	26,039	93.8
Phoenix	177.8	13.8	97.9	24,499	88.9
Tucson	158.8	9.6	93.4	22,021	74.4
      Between 2000 and 2004, population in the Las Vegas, San Diego, Phoenix and Tucson metropolitan areas grew by 18.0%, 5.6%, 12.4% and 8.3%, respectively.
      We believe that the rapid population growth and attractive economic factors of our markets will provide us with significant opportunities in the future. The growth in the Las Vegas metropolitan area, our primary market, has been driven by a variety of factors, including a service economy associated with the hospitality and gaming industries, affordable housing, no state income taxation, and a growth base of senior or retirement communities. Increased economic activity by individuals and accelerated infrastructure investments by businesses should generate additional demand for our products and services. For example, economic growth should produce additional commercial and residential development, providing us with greater lending opportunities. In addition, as per capita income continues to rise, there should be greater opportunities to provide financial products and services, such as checking accounts and wealth and asset management services. In our largest market, the Las Vegas metropolitan area, between June 30, 2002 and June 30, 2004 we improved our market share from 3.0% to 4.4% (based on FDIC data).
Operations
      Our operations are conducted through the following wholly owned subsidiaries:

•	BankWest of Nevada. BankWest of Nevada is a Nevada-chartered commercial bank headquartered in Las Vegas, Nevada. BankWest of Nevada opened for business in 1994. As of March 31, 2005, the bank had $1.7 billion in assets, $875.1 million in loans and $1.4 billion in deposits. BankWest of Nevada has three full-service offices in Las Vegas and two in Henderson. In addition, BankWest of Nevada expects to open five full-service offices and a 36,000 square foot service center facility in the Las Vegas metropolitan area in the next 18 months.

•	Alliance Bank of Arizona. Alliance Bank of Arizona is an Arizona-chartered commercial bank headquartered in Phoenix, Arizona. As of March 31, 2005, the bank had $381.7 million in assets, $264.4 million in loans and $341.6 million in deposits. Alliance Bank has two full-service offices in Phoenix, two in Tucson and one in Scottsdale. In addition, Alliance Bank expects to open two additional full-service offices in the Phoenix metropolitan area and one in Tucson in the next 18 months.

•	Torrey Pines Bank. Torrey Pines Bank is a California-chartered commercial bank headquartered in San Diego, California. As of March 31, 2005, the bank had $294.3 million in assets, $192.3 million in loans and $263.8 million in deposits. Torrey Pines has two full-service offices in San Diego and one in

La Mesa. In addition, Torrey Pines expects to open three additional full-service offices in the San Diego metropolitan area in the next 18 months.

•	Miller/Russell & Associates, Inc. Miller/Russell offers investment advisory services to businesses, individuals and non-profit entities. As of March 31, 2005, Miller/Russell had $891.8 million in assets under management. Miller/Russell has offices in Phoenix, Tucson, San Diego and Las Vegas.

•	Premier Trust, Inc. Premier Trust offers clients wealth management services, including trust administration of personal and retirement accounts, estate and financial planning, custody services and investments. As of March 31, 2005, Premier Trust had $196.7 million in trust assets and $103.6 million in assets under management. Premier Trust has offices in Las Vegas and Phoenix.

Lending Activities
      We provide a variety of loans to our customers, including commercial and residential real estate loans, construction and land development loans, commercial loans, and to a lesser extent, consumer loans. Our lending efforts have focused on meeting the needs of our business customers, who have typically required funding for commercial and commercial real estate enterprises. Commercial loans comprised 88.0% of our total loan portfolio at March 31, 2005. We intend to continue expanding our lending activities and have recently begun offering SBA 7(a) loans and equipment leasing.
      Commercial Real Estate Loans. The majority of our lending activity consists of loans to finance the purchase of commercial real estate and loans to finance inventory and working capital that are secured by commercial real estate. We have a commercial real estate portfolio comprised of loans on apartment buildings, professional offices, industrial facilities, retail centers and other commercial properties. As of March 31, 2005, 56.0% of our commercial real estate and construction loans were owner occupied.
      Construction and Land Development Loans. The principal types of our construction loans include industrial/warehouse properties, office buildings, retail centers, medical facilities, restaurants and, on occasion, luxury single-family homes. Construction and land development loans are primarily made only to experienced local developers with whom we have a sufficient lending history. An analysis of each construction project is performed as part of the underwriting process to determine whether the type of property, location, construction costs and contingency funds are appropriate and adequate. We extend raw commercial land loans primarily to borrowers who plan to initiate active development of the property within two years. As of March 31, 2005, our portfolio of land loans had an average loan-to-value ratio of 44.8%.
      Commercial and Industrial Loans. In addition to real estate related loan products, we also originate commercial and industrial loans, including working capital lines of credit, inventory and accounts receivable lines, equipment loans and other commercial loans. We focus on making commercial loans to small and medium-sized businesses in a wide variety of industries. We also are a “Preferred Lender” in Arizona with the SBA. We intend to increase our commitment to this product line in the future.
      Residential Loans. We originate residential mortgage loans secured by one- to four-family properties, most of which serve as the primary residence of the owner. Our primary focus is to maintain and expand relationships with realtors and other key contacts in the residential real estate industry in order to originate new mortgages. Most of our loan originations result from relationships with existing or past customers, members of our local community, and referrals from realtors, attorneys and builders.
      Consumer Loans. We offer a variety of consumer loans to meet customer demand and to increase the yield on our loan portfolio. Consumer loans are generally offered at a higher rate and shorter term than residential mortgages. Examples of our consumer loans include:

•	home equity loans and lines of credit;

•	home improvement loans;

•	new and used automobile loans; and

•	personal lines of credit.

      Currently, we offer credit cards to our customers through an unrelated third party. We recognize nominal fee income under this arrangement. Later this year, we intend to begin offering credit cards to be held for our own portfolio.
      As of March 31, 2005 our loan portfolio totaled $1.3 billion, or approximately 56.2% of our total assets. The following tables set forth the composition and geographic concentration of our loan portfolio as of March 31, 2005.

	March 31, 2005

Loan Type	Amount	Percent

	($ in millions)
Commercial Real Estate	$544.2	40.8%
Construction and Land Development	362.9	27.2
Commercial and Industrial	266.7	20.0
Residential Real Estate	140.2	10.5
Consumer	19.9	1.5

Total Gross Loans	$1,333.9	100.0%

Net Deferred Loan Fees	(2.1)

Gross Loans, net of deferred loan fees	$1,331.8

	March 31, 2005

State of Loan Origination	Amount	Percent

	($ in millions)
Nevada	$809.6	60.8%
Arizona	312.2	23.4
California	210.0	15.8

Gross Loans, net of deferred loan fees	$1,331.8	100.0%

Credit Policies and Administration

General
      We adhere to a specific set of credit standards across our bank subsidiaries that ensure the proper management of credit risk. Furthermore, our holding company’s management team plays an active role in monitoring compliance with such standards by our banks.
      Loan originations are subject to a process that includes the credit evaluation of borrowers, established lending limits, analysis of collateral, and procedures for continual monitoring and identification of credit deterioration. Loan officers actively monitor their individual credit relationships in order to report suspected risks and potential downgrades as early as possible. The respective boards of directors of each of our banking subsidiaries establish their own loan policies, as well as loan limit authorizations. Except for variances to reflect unique aspects of state law and local market conditions, our lending policies generally incorporate consistent underwriting standards. We monitor all changes to each respective bank’s loan policy to promote this philosophy.

      Our credit culture has helped us to identify troubled credits early, allowing us to take corrective action when necessary. The following tables show our historical asset quality relative to similarly-sized publicly traded financial institutions in the United States.

Loan Approval Procedures and Authority
      Our loan approval procedures are executed through a tiered loan limit authorization process which is structured as follows:

•	Individual Authorities. The board of directors of each subsidiary bank sets the authorization levels for individual loan officers on a case-by-case basis. Generally, the more experienced a loan officer, the higher the authorization level. The average approval authority for individual loan officers is approximately $475,000 for secured loans and approximately $199,000 for unsecured loans. The maximum approval authority for a loan officer is $1.5 million for secured loans and $750,000 for unsecured loans.

•	Management Loan Committees. Credits in excess of individual loan limits are submitted to the appropriate bank’s Management Loan Committee. The Management Loan Committees consist of members of the senior management team of that bank and are chaired by that bank’s chief credit officer. The Management Loan Committees have approval authority up to $3.0 million at BankWest of Nevada, $5.0 million at Alliance Bank of Arizona and $2.5 million at Torrey Pines Bank.

•	Credit Administration. Credits in excess of the Management Loan Committee authority are submitted by the bank subsidiary to Western Alliance’s Credit Administration. Credit Administration consists of the chief credit officers of Western Alliance and BankWest of Nevada. Credit Administration has approval authority up to $18.0 million.

•	Board of Director Oversight. The Chairman of the Board of Directors of Western Alliance acting with the Chairman of the Credit Committee has approval authority up to each respective bank’s legal lending limit (approximately $27.9 million for BankWest of Nevada, $5.4 million for Alliance Bank of Arizona, and $7.3 million for Torrey Pines Bank, each as of March 31, 2005).
      Our credit administration department works independent of loan production.
      Loans to One Borrower. In addition to the limits set forth above, state banking law generally limits the amount of funds that a bank may lend to a single borrower. Under Nevada law, the total amount of outstanding loans that a bank may make to a single borrower generally may not exceed 25% of stockholders’ equity. Under Arizona law, the obligations of one borrower to a bank may not exceed 15% of the bank’s capital. Under California law, the obligations of any one borrower to a bank generally may not exceed 25% of the sum of the bank’s shareholders’ equity, allowance for loan losses, capital notes and debentures.
      As of March 31, 2005, the largest aggregate amount loaned by our subsidiary banks to one borrower was as follows:

•	BankWest of Nevada: $14.6 million, consisting of construction loans to a local developer of apartments and condominiums;

•	Alliance Bank of Arizona: $11.4 million, consisting of a $9.2 million real estate loan to a 60-physician medical clinic, secured by the underlying property, and the remainder for multiple equipment loans, secured by the underlying equipment; and

•	Torrey Pines Bank: $9.8 million, consisting of lines of credit to a construction contractor for the development of single family and other residential properties.
      Notwithstanding the above limits, because of our business model, our affiliate banks are able to leverage their relationships with one another to participate in loans collectively which they otherwise would not be able to accommodate on an individual basis. As of March 31, 2005, the aggregate lending limit of our subsidiary banks was approximately $40.6 million.
      Concentrations of Credit Risk. Our lending policies also establish customer and product concentration limits to control single customer and product exposures. As these policies are directional and not absolute, at any particular point in time the ratios may be higher or lower because of funding on outstanding commitments. Set forth below are our lending policies and the segmentation of our loan portfolio by loan type as of March 31, 2005:

	Percent of Total Capital		Percent of Total Loans

	Policy Limit	Actual	Policy Limit	Actual

Commercial Real Estate — Term	400%	327%	65%	42%
Construction	250	213	30	27
Commercial and Industrial	200	157	30	20
Residential Real Estate	150	78	65	9
Consumer	50	12	15	2
Asset Quality

General
      One of our key strategies is to maintain high asset quality. We have instituted a loan grading system consisting of nine different categories. The first five are considered “satisfactory.” The other four grades range from a “watch” category to a “loss” category and are consistent with the grading systems used by the FDIC. All loans are assigned a credit risk grade at the time they are made, and each originating loan officer reviews the credit with his or her immediate supervisor on a quarterly basis to determine whether a change in the credit risk grade is warranted. In addition, the grading of our loan portfolio is reviewed annually by an external, independent loan review firm.

Collection Procedure
      If a borrower fails to make a scheduled payment on a loan, we attempt to remedy the deficiency by contacting the borrower and seeking payment. Contacts generally are made within 15 business days after the payment becomes past due. Our Special Assets Department reviews all delinquencies on a monthly basis. Each bank’s chief credit officer can approve charge-offs up to $5,000. Amounts in excess of $5,000 require the approval of each bank’s respective board of directors. Loans deemed uncollectible are proposed for charge-off on a monthly basis at each respective bank’s monthly board meeting.

Non-performing Loans
      Our policies require that the chief credit officer of each bank continuously monitor the status of that bank’s loan portfolio and prepare and present to the board of directors a monthly report listing all credits 30 days or more past due. All relationships graded “substandard” or worse typically are transferred to the Special Assets Department for corrective action. In addition, we prepare detailed status reports for all relationships rated “watch” or lower on a quarterly basis. These reports are provided to management and the board of directors of the applicable bank and Western Alliance.
      Our policy is to classify all loans 90 days or more past due and all loans on a non-accrual status as “substandard” or worse, unless extraordinary circumstances suggest otherwise.
      We generally stop accruing income on loans when interest or principal payments are in arrears for 90 days, or earlier if the bank’s management deems appropriate. We designate loans on which we stop accruing income as non-accrual loans and we reverse outstanding interest that we previously credited. We recognize income in the period in which we collect it, when the ultimate collectibility of principal is no longer in doubt. We return non-accrual loans to accrual status when factors indicating doubtful collection no longer exist and the loan has been brought current.

Criticized Assets
      Federal regulations require that each insured bank classify its assets on a regular basis. In addition, in connection with examinations of insured institutions, examiners have authority to identify problem assets, and, if appropriate, classify them. We use grades six through nine of our loan grading system to identify potential problem assets.
      The following describes grades six through nine of our loan grading system:

•	“Watch List/ Special Mention.” Generally these are assets that require more than normal management attention. These loans may involve borrowers with adverse financial trends, higher debt/equity ratios, or weaker liquidity positions, but not to the degree of being considered a “problem loan” where risk of loss may be apparent. Loans in this category are usually performing as agreed, although there may be some minor non-compliance with financial covenants.

•	“Substandard.” These assets contain well-defined credit weaknesses and are characterized by the distinct possibility that the bank will sustain some loss if such weakness or deficiency is not corrected. These loans generally are adequately secured and in the event of a foreclosure action or liquidation, the bank should be protected from loss. All loans 90 days or more past due and all loans on non-accrual are considered at least “substandard,” unless extraordinary circumstances would suggest otherwise.

•	“Doubtful.” These assets have an extremely high probability of loss, but because of certain known factors which may work to the advantage and strengthening of the asset (for example, capital injection, perfecting liens on additional collateral and refinancing plans), classification as an estimated loss is deferred until a more precise status may be determined.

•	“Loss.” These assets are considered uncollectible, and of such little value that their continuance as bankable assets is not warranted. This classification does not mean that the loan has absolutely no recovery or salvage value, but rather that it is not practicable or desirable to defer writing off the asset, even though partial recovery may be achieved in the future.

Allowance for Loan Losses
      The allowance for loan losses reflects our evaluation of the probable losses in our loan portfolio. Although management at each of our banking subsidiaries establishes its own allowance for loan losses, each bank utilizes consistent evaluation procedures. The allowance for loan losses is maintained at a level that represents each bank’s management’s best estimate of losses in the loan portfolio at the balance sheet date that are both probable and reasonably estimable. We maintain the allowance through provisions for loan losses that we charge to income. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely. Recoveries on loans charged-off are restored to the allowance for loan losses.
      Our evaluation of the adequacy of the allowance for loan losses includes the review of all loans for which the collectibility of principal may not be reasonably assured. For commercial real estate and commercial loans, review of financial performance, payment history and collateral values is conducted on a quarterly basis by the lending staff, and the results of that review are then reviewed by Credit Administration. For residential mortgage and consumer loans, this review primarily considers delinquencies and collateral values.
      The criteria that we consider in connection with determining the overall allowance for loan losses include:

•	results of the quarterly credit quality review;

•	historical loss experience in each segment of the loan portfolio;

•	general economic and business conditions affecting our key lending areas;

•	credit quality trends (including trends in non-performing loans expected to result from existing conditions);

•	collateral values;

•	loan volumes and concentrations;

•	age of the loan portfolio;

•	specific industry conditions within portfolio segments;

•	duration of the current business cycle;

•	bank regulatory examination results; and

•	external loan review results.
      Additions to the allowance for loan losses may be made when management has identified significant adverse conditions or circumstances related to a specific loan. Management continuously reviews the entire loan portfolio to determine the extent to which additional loan loss provisions might be deemed necessary. However, there can be no assurance that the allowance for loan losses will be adequate to cover all losses that may in fact be realized in the future or that additional provisions for loan losses will not be required.
      Various regulatory agencies, as well as our outsourced loan review function, as an integral part of their review process, periodically review our loan portfolios and the related allowance for loan losses. Regulatory agencies may require us to increase the allowance for loan losses based on their review of information available to them at the time of their examination.
      As of March 31, 2005, our allowance for loan losses was $17.1 million. The allowance coverage to total loans was 1.29% as of March 31, 2005.

Investment Activities
      Each of our banking subsidiaries has its own investment policy, which is established by our board of directors and is approved by each respective bank’s board of directors. These policies dictate that investment decisions will be made based on the safety of the investment, liquidity requirements, potential returns, cash flow targets, and consistency with our interest rate risk management. Each bank’s chief financial officer is responsible for making securities portfolio decisions in accordance with established policies. The chief financial officer has the authority to purchase and sell securities within specified guidelines established by the investment policy. All transactions for a specific bank are reviewed by that bank’s board of directors on a monthly basis.
      Our investment policies generally limit securities investments to U.S. Government, agency and sponsored entity securities and municipal bonds, as well as investments in preferred and common stock of government sponsored entities, such as Fannie Mae, Freddie Mac, and the Federal Home Loan Bank. The policies also permit investments in mortgage-backed securities, including pass-through securities issued and guaranteed by Fannie Mae, Freddie Mac and Ginnie Mae, as well as collateralized mortgage obligations (“CMOs”) issued or backed by securities issued by these government agencies and privately issued investment grade CMOs. Privately issued CMOs typically offer higher rates than those paid on government agency CMOs, but lack the guaranty of such agencies and typically there is less market liquidity than agency bonds. The policies also permit investments in securities issued or backed by the SBA. Our current investment strategy uses a risk management approach of diversified investing in fixed-rate securities with short- to intermediate-term maturities. The emphasis of this approach is to increase overall securities yields while managing interest rate risk. To accomplish these objectives, we focus on investments in mortgage-backed securities and CMOs.
      All of our investment securities are classified as “available for sale” or “held to maturity” pursuant to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities.” Available for sale securities are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders’ equity. Held to maturity securities are those securities that we have both the intent and the ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount.
      As of March 31, 2005, we had an investment securities portfolio of $729.1 million, representing approximately 31.2% of our total assets, with 100% of the portfolio invested in AAA-rated securities. The average duration of our investment securities is 2.8 years as of March 31, 2005. The following table summarizes our investment securities portfolio as of March 31, 2005.

	March 31, 2005

	Amount	Percent

	($ in millions)
Mortgage-backed Securities	$600.2	82.3%
U.S. Government Sponsored Agencies	105.9	14.5
Municipal Bonds, U.S. Treasuries & Other	23.0	3.2

Total Investment Securities	$729.1	100.0%

      As of March 31, 2005 and December 31, 2004, we had an investment in BOLI of $26.5 million and $26.2 million, respectively. We purchased the BOLI to help offset employee benefit costs.
Deposit Products and Other Funding Sources
      We offer a variety of deposit products to our customers, including checking accounts, savings accounts, money market accounts and other deposit accounts, including fixed-rate, fixed maturity retail certificates of deposit ranging in terms from 30 days to five years, individual retirement accounts, and non-retail certificates of deposit consisting of jumbo certificates greater than or equal to $100,000. We have historically focused on attracting low cost core deposits. As of March 31, 2005, our deposit portfolio was comprised of 42.8% non-interest bearing deposits versus 17.5% non-interest bearing deposits for similarly sized publicly traded commercial banks at December 31, 2004. As of March 31, 2005, our deposit portfolio was also comprised of 13.3% time deposits while similarly sized publicly traded commercial banks had an average of 38.9% time deposits.
      Our non-interest bearing deposits consist of non-interest bearing checking accounts, which, as of March 31, 2005, were comprised of 38.1% title company deposits, which consist primarily of deposits held in escrow pending the closing of commercial and residential real estate transactions, and, to a lesser extent, operating accounts for title companies; 56.1% other business deposits, which consist primarily of operating accounts for businesses; and 5.8% consumer deposits. We consider these deposits to be core deposits. We believe these deposits are generally not interest rate sensitive since these accounts are not created for investment purposes. The competition for these deposits in our markets is strong. We believe our success in attracting and retaining these deposits is based on several factors, including (1) the high level of service we provide to our customers; (2) our ability to attract and retain experienced relationship bankers who have strong relationships in their communities; (3) our broad array of cash management services; and (4) our competitive pricing on earnings credits paid on these deposits. We intend to continue our efforts to attract deposits from our business lending relationships in order to maintain our low cost of funds and improve our net interest margin. However, if we lost a significant part of our low-cost deposit base, it would negatively impact our profitability.
      Deposit flows are significantly influenced by general and local economic conditions, changes in prevailing interest rates, internal pricing decisions and competition. Our deposits are primarily obtained from areas surrounding our branch offices. In order to attract and retain deposits, we rely on providing quality service and introducing new products and services that meet our customers’ needs.
      Each subsidiary bank’s asset and liability committee sets its own deposit rates. Our banks consider a number of factors when determining their individual deposit rates, including:

•	Information on current and projected national and local economic conditions and the outlook for interest rates;

•	The competitive environment in the markets it operates in;

•	Loan and deposit positions and forecasts, including any concentrations in either; and

•	FHLB advance rates and rates charged on other sources of funds.
      As of March 31, 2005, we had approximately $2.0 billion in total deposits. The following table shows our deposit composition as of March 31, 2005:

	March 31, 2005

	Amount	Percent

	($ in millions)
Non-interest Bearing Demand	$864.1	42.8%
Savings & Money Market	783.5	38.8
Time, $100k and over	249.0	12.3
Interest Bearing Demand	103.0	5.1
Other Time	19.1	1.0

Total Deposits	$2,018.7	100.0%

      In addition to our deposit base, we have access to other sources of funding, including FHLB advances, repurchase agreements and unsecured lines of credit with other financial institutions. Additionally, in the past, we have accessed the capital markets through trust preferred offerings.

Financial Products & Services
      In addition to traditional commercial banking activities, we provide other financial services to our customers, including:

•	Internet banking;

•	Wire transfers;

•	Electronic bill payment;

•	Lock box services;

•	Courier services;

•	Cash vault; and

•	Cash management services (including account reconciliation, collections and sweep accounts).
      We have a service center facility currently under development in the Las Vegas metropolitan area, which we anticipate will become operational in the third quarter of 2006. We expect that this facility, once completed, will increase our capacity to provide courier, cash management and other business services.
      Through Miller/ Russell, we provide customers with asset allocation and investment advisory services. In addition, we provide wealth management services including trust administration of personal and retirement accounts, estate and financial planning, custody services and investments through Premier Trust. As of March 31, 2005, Miller/ Russell had $891.8 million in assets under management, while Premier Trust had $103.6 million in assets under management and $196.7 million in total trust assets.
Customer, Product and Geographic Concentrations
      Approximately 78% of our loan portfolio as of March 31, 2005 consisted of real estate secured loans, including commercial real estate loans, construction and land development loans and residential real estate loans. Moreover, our business activities are currently focused in the Las Vegas, San Diego, Tucson and Phoenix metropolitan areas. Consequently, our business is dependent on the trends of these regional economies. As of March 31, 2005 we had 345 loans in excess of $1.0 million each, totaling $805.6 million or 60.5% of our loan portfolio. In addition, approximately 17.0% of our deposits as of March 31, 2005 consisted of title company deposits. No individual or single group of related accounts is considered material in relation to our assets or deposits or in relation to our overall business.
Competition
      The banking and financial services business in our market areas is highly competitive. This increasingly competitive environment is a result primarily of growth in community banks, changes in regulation, changes in technology and product delivery systems, and the accelerating pace of consolidation among financial services providers. We compete for loans, deposits and customers with other commercial banks, local community banks, savings and loan associations, securities and brokerage companies, mortgage companies, insurance companies, finance companies, money market funds, credit unions, and other non-bank financial services providers. Many of these competitors are much larger in total assets and capitalization, have greater access to capital markets and offer a broader range of financial services than we can offer.
      Competition for deposit and loan products remains strong from both banking and non-banking firms, and this competition directly affects the rates of those products and the terms on which they are offered to consumers. Technological innovation continues to contribute to greater competition in domestic and international financial services markets. Many customers now expect a choice of several delivery systems and channels, including telephone, mail, home computer and ATMs.
      Mergers between financial institutions have placed additional pressure on banks to consolidate their operations, reduce expenses and increase revenues to remain competitive. In addition, competition has intensified due to federal and state interstate banking laws, which permit banking organizations to expand geographically with fewer restrictions than in the past. These laws allow banks to merge with other banks across state lines, thereby enabling banks to establish or expand banking operations in our market. The competitive environment is also significantly impacted by federal and state legislation that makes it easier for non-bank financial institutions to compete with us.
Employees
      As of March 31, 2005, we had 476 full-time equivalent employees.
Properties
      As of March 31, 2005, we conducted business at 13 full-service banking locations in Nevada, Arizona and California. The aggregate net book value of our premises and equipment was $29.2 million at March 31, 2005 (including land and buildings held for sale). The following table sets forth certain information with respect to our offices as of March 31, 2005.

	Owned or	Original Year
	Leased	Acquired/Term of Lease

BankWest of Nevada
Southwest Regional Office	Owned	2001
3985 S. Durango Drive
Las Vegas, NV 89147-4131
Henderson Regional Office	Owned	1997
2890 North Green Valley Parkway
Henderson, NV 89014-0400
Eastern/ Siena Heights Office	Owned	2001
10199 South Eastern Avenue
Henderson, NV 89052
Central Regional Office	Leased	1/1/98 - 12/31/07
2700 West Sahara Avenue
Las Vegas, NV 89102-1700
Northwest Regional Office	Leased	6/1/98 - 5/31/2013
7251 West Lake Mead, Suite 100
Las Vegas, NV 89128-8351

Alliance Bank of Arizona
Phoenix Regional Office	Leased	2/1/03 - 8/1/2013
4646 E. Van Buren, #100
Phoenix, AZ 85008
Scottsdale Office	Leased	10/1/03 - 9/30/08
7373 N. Scottsdale Road, A-195
Scottsdale, AZ 85253
Phoenix Plaza	Leased	7/26/04 - 7/31/09
2901 N. Central Avenue, Suite 100
Phoenix, AZ 85012

	Owned or	Original Year
	Leased	Acquired/Term of Lease

Tucson Regional Office	Leased	11/1/03 - 10/31/2013
4703 E. Camp Lowell Drive
Tucson, AZ 85712
Tucson Downtown Office	Leased	7/19/04 - 9/30/09
1 South Church Avenue, #950
Tucson, AZ 85701

Torrey Pines Bank
La Mesa Office	Owned	2004
8379 Center Drive
La Mesa, CA 91942
Carmel Valley Office	Leased	10/13/03 - 10/12/2013
12220 El Camino Real, Suite 100
San Diego, CA 92130
Downtown San Diego	Leased	5/1/03 - 4/30/08
550 West C Street, Suite 100
San Diego, CA 92101

Miller/ Russell & Associates, Inc.
Phoenix Office	Leased	10/1/98 - 9/30/06
3131 E. Camelback Road, Suite 230
Phoenix, AZ 85016
      In addition, during the next 18 months, we expect to open 11 additional banking offices and a service center facility in the following areas:

•	Las Vegas, NV (3 branches and a service center facility)

•	Henderson, NV (1 branch)

•	North Las Vegas, NV (1 branch)

•	Mesa, AZ (1 branch)

•	Phoenix, AZ (1 branch)

•	Tucson, AZ (1 branch)

•	San Diego, CA (3 branches)
Legal Proceedings
      There are no material pending legal proceedings to which Western Alliance is a party or to which any of our properties are subject. There are no material proceedings known to us to be contemplated by any governmental authority. From time to time, we are involved in a variety of litigation matters in the ordinary course of our business and anticipate that we will become involved in new litigation matters in the future.
Financial Information Regarding Segment Reporting
      We currently operate our business in four operating segments: BankWest of Nevada, Alliance Bank of Arizona, Torrey Pines Bank and Other (Western Alliance, Miller/ Russell and Premier Trust). Please refer to Note 18 “Segment Information” to our Consolidated Financial Statements for financial information regarding segment reporting.

SUPERVISION AND REGULATION
      The following discussion is only intended to summarize significant statutes and regulations that affect the banking industry and therefore is not a comprehensive survey of the field. These summaries are qualified in their entirety by reference to the particular statute or regulation that is referenced or described. Changes in applicable laws or regulations or in the policies of banking supervisory agencies, or the adoption of new laws or regulations, may have a material effect on Western Alliance’s business and prospects. Changes in fiscal or monetary policies also may affect Western Alliance. The probability, timing, nature or extent of such changes or their effect on Western Alliance cannot be predicted.
Bank Holding Company Regulation
      General. Western Alliance Bancorporation is a bank holding company and is registered with the Board of Governors of the Federal Reserve System (“Federal Reserve”) under the Bank Holding Company Act of 1956 (the “BHC Act”). As such, the Federal Reserve is Western Alliance’s primary federal regulator, and Western is subject to extensive regulation, supervision and examination by the Federal Reserve. Western Alliance must file reports with the Federal Reserve and provide it with such additional information as it may require.
      Under Federal Reserve regulations, a bank holding company is required to serve as a source of financial and managerial strength for its subsidiary banks and may not conduct its operations in an unsafe or unsound manner. In addition, it is the Federal Reserve’s policy that, in serving as a source of strength to its subsidiary banks, a bank holding company should stand ready to use its available resources to provide adequate capital to its subsidiary banks during period of financial stress or adversity and should maintain the financial flexibility and capital-raising capacity to obtain additional resources for assisting its subsidiary banks. A bank holding company’s failure to meet these obligations will generally be considered by the Federal Reserve to be an unsafe and unsound banking practice or a violation of Federal Reserve regulations, or both.
      Among its powers, the Federal Reserve may require a bank holding company to terminate an activity or terminate control of, divest or liquidate subsidiaries or affiliates that the Federal Reserve determines constitute a significant risk to the financial safety or soundness of the bank holding company or any of its bank subsidiaries. Subject to certain exceptions, bank holding companies also are required to give written notice to and receive approval from the Federal Reserve before purchasing or redeeming their common stock or other equity securities. The Federal Reserve also may regulate provisions of a bank holding company’s debt, including by imposing interest rate ceilings and reserve requirements. In addition, the Federal Reserve requires all bank holding companies to maintain capital at or above certain prescribed levels.
      Holding Company Bank Ownership. The BHC Act requires every bank holding company to obtain the approval of the Federal Reserve before it may acquire, directly or indirectly, ownership or control of any voting shares of another bank or bank holding company if, after such acquisition, it would own or control more than 5% of any class of the outstanding voting shares of such other bank or bank holding company, acquire all or substantially all the assets of another bank or bank holding company or merge or consolidate with another bank holding company.
      Holding Company Nonbank Ownership. With certain exceptions, the BHC Act prohibits a bank holding company from acquiring or retaining, directly or indirectly, ownership or control of more than 5% of the outstanding voting shares of any company that is not a bank or bank holding company, or from engaging, directly or indirectly, in activities other than those of banking, managing or controlling banks, or providing services for its subsidiaries. The principal exceptions to these prohibitions involve certain nonbank activities that have been identified, by statute or by Federal Reserve regulation or order as activities so closely related to the business of banking or of managing or controlling banks as to be a proper incident thereto. Business activities that have been determined to be so related to banking include securities brokerage services, investment advisory services, fiduciary services and certain management advisory and data processing services, among others.

      Change in Control. In the event that the BHC Act is not applicable to a person or entity, the Change in Bank Control Act of 1978 (“CIBC Act”) requires, that such person or entity give notice to the Federal Reserve and the Federal Reserve not disapprove such notice before such person or entity may acquire “control” of a bank or bank holding company. A limited number of exemptions apply to such transactions. Control is conclusively presumed to exist if a person or entity acquires 25% or more of the outstanding shares of any class of voting stock of the bank holding company or insured depository institution. Control is rebuttably presumed to exist if a person or entity acquires 10% or more but less than 25% of such voting stock and either the issuer has a class of registered securities under Section 12 of the Securities Exchange Act of 1934, as amended (the “1934 Act”), or no other person or entity will own, control or hold the power to vote a greater percentage of such voting stock immediately after the transaction.
      State Law Restrictions. As a Nevada corporation, Western Alliance is subject to certain limitations and restrictions under applicable Nevada corporate law. For example, Nevada law imposes restrictions relating to indemnification of directors, maintenance of books, records and minutes and observance of certain corporate formalities. Western Alliance also is a bank holding company within the meaning of state law in the states where its subsidiary banks are located. As such, it is subject to examination by and may be required to file reports with the Nevada Financial Institutions Department (“Nevada FID”) under sections 666.095 and 666.105 of the Nevada Revised Statutes. Western Alliance must obtain the approval of the Nevada Commissioner of Financial Institutions (“Nevada Commissioner”) before it may acquire a bank. Any transfer of control of a Nevada bank holding company must be approved in advance by the Nevada Commissioner.
      Under section 6-142 of the Arizona Revised Statutes, no person may acquire control of a company that controls an Arizona bank without the prior approval of the Arizona Superintendent of Financial Institutions (“Arizona Superintendent”). A person who has the power to vote 15% or more of the voting stock of a controlling company is presumed to control the company.
      Western Alliance also is subject to examination and reporting requirements of the California Department of Financial Institutions (“California DFI”) under sections 3703 and 3704 of the California Financial Code. Any transfer of control of a corporation that controls a California bank requires the prior approval of the California Commissioner of Financial Institutions (“California Commissioner”).
Bank Regulation
      General. Western Alliance controls three subsidiary banks. BankWest of Nevada, located in Las Vegas, Nevada, is chartered by the State of Nevada and is subject to primary regulation, supervision and examination by the Nevada FID. Alliance Bank, located in Phoenix, Arizona, is chartered by the State of Arizona and is subject to primary regulation, supervision and examination by the Arizona State Banking Department (“Arizona SBD”). Torrey Pines Bank, located in San Diego, California, is chartered by the State of California and is subject to primary regulation, supervision and examination by the California DFI. Each bank also is subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”), which is its primary federal banking supervisory authority, and, as to certain matters, the Federal Reserve.
      Federal and state banking laws and the implementing regulations promulgated by the federal and state banking regulatory agencies cover most aspects of the banks’ operations, including capital requirements, reserve requirements against deposits and for possible loan losses and other contingencies, dividends and other distributions to shareholders, customers’ interests in deposit accounts, payment of interest on certain deposits, permissible activities and investments, securities that a bank may issue and borrowings that a bank may incur, rate of growth, number and location of branch offices and acquisition and merger activity with other financial institutions.
      Deposits in the banks are insured by the FDIC to applicable limits through the Bank Insurance Fund. All of Western Alliance’s subsidiary banks are required to pay deposit insurance premiums, which are assessed semiannually and paid quarterly. The premium amount is based upon a risk classification system established by the FDIC. Banks with higher levels of capital and a low degree of supervisory concern are assessed lower premiums than banks with lower levels of capital or a higher degree of supervisory concern. For the assessment period ending June 30, 2005, Western Alliance’s subsidiary banks are not required to pay any premium for deposit insurance. The FDIC also is empowered to make special assessments on insured depository institutions in amounts determined by the FDIC to be necessary to give it adequate income to repay amounts borrowed from the U.S. Treasury and other sources or for any other purpose the FDIC deems necessary. This assessment is not related to the condition of the banks that are assessed. The assessment is adjusted quarterly. The assessment for the first quarter of 2005 is $1.44 per $100 of FDIC-insured deposits.
      If, as a result of an examination, the FDIC were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of any of the banks’ operations had become unsatisfactory, or that any of the banks or their management was in violation of any law of regulation, the FDIC may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in the bank’s capital, to restrict the bank’s growth, to assess civil monetary penalties against the bank’s officers or directors, to remove officers and directors and, if the FDIC concludes that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate the bank’s deposit insurance.
      Under Nevada, Arizona and California law, the respective state banking supervisory authority has many of the same remedial powers with respect to its state-chartered banks.
      Change in Control. The application of the CIBC Act is described in the discussion above regarding bank holding companies. Under Nevada banking law, a Nevada bank must report a change in ownership of 10% or more of the bank’s outstanding voting stock to the Nevada FID within three business days after obtaining knowledge of the change. Any person who acquires control of a Nevada bank must obtain the prior approval of the Nevada Commissioner. Arizona banking law provides that no person may acquire control of an Arizona bank without the prior approval of the Arizona Superintendent. A person who has the power to vote 15% or more of the voting stock of an Arizona bank is presumed to control the bank. California banking law requires that any person must obtain the prior approval of the California Commissioner before that person may acquire control of a California bank. A person who has the power to vote 10% or more of the voting stock of a California bank is presumed to control the bank.
      Bank Merger. Section 18(c) of the Federal Deposit Insurance Act (“FDI Act”) requires a bank or any other insured depository institution to obtain the approval of its primary federal banking supervisory authority before it may merge or consolidate with or acquire the assets or assume the liabilities of any other insured depository institution. State law requirements are similar. Nevada banking law requires that a bank must obtain the prior approval of the Nevada Commissioner before it may merge or consolidate with or transfer its assets and liabilities to another bank. Arizona banking law requires the approval of the Arizona Superintendent before a bank may merge or consolidate with another bank. Under California law, a California bank that is the survivor of a merger must file an application for approval with the California Commissioner.
Regulation of Nonbanking Subsidiaries
      Premier Trust Inc. Premier Trust, Inc. is a trust company chartered by the State of Nevada. Under Nevada law, a company may not transact any trust business, with certain exceptions, unless authorized by the Commissioner. The Commissioner examines the books and records of registered trust companies and may take possession of all the property and assets of a trust company whose capital is impaired or is otherwise determined to be unsafe and a danger to the public.
      Miller/ Russell & Associates, Inc. Miller/ Russell & Associates, Inc. is an Arizona corporation and an investment adviser that is registered with the SEC under the Investment Advisers Act of 1940 (“Advisers Act”). Under the Advisers Act, an investment adviser is subject to supervision and inspection by the SEC. A significant element of supervision under the Advisers Act is the requirement to make significant disclosures to the public under Part II of Form ADV of the adviser’s services and fees, the qualifications of its associated persons, financial difficulties and potential conflicts of interests. An investment adviser must keep extensive books and records, including all customer agreements, communications with clients, orders placed and proprietary trading by the adviser or any advisory representative.

Capital Standards
      Regulatory Capital Guidelines. The Federal Reserve and the FDIC have risk-based capital adequacy guidelines intended to measure capital adequacy with regard to the degree of risk associated with a banking organization’s operations for transactions reported on the balance sheet as assets and transactions, such as letters of credit and recourse arrangements, that are reported as off-balance-sheet items. Under these guidelines, the nominal dollar amounts of assets on the balance sheet and credit-equivalent amounts of off-balance-sheet items are multiplied by one of several risk adjustment percentages. These range from 0.0% for assets with low credit risk, such as cash and certain U.S. government securities, to 100.0% for assets with relatively higher credit risk, such as business loans. A banking organization’s risk-based capital ratios are obtained by dividing its Tier 1 capital and total qualifying capital (Tier 1 capital and a limited amount of Tier 2 capital) by its total risk-adjusted assets and off-balance-sheet items. Tier 1 capital consists of common stock, retained earnings, noncumulative perpetual preferred stock and minority interests in certain subsidiaries, less most other intangible assets. Tier 2 capital may consist of a limited amount of the allowance for loan and lease losses and certain other instruments that have some characteristics of equity. The inclusion of elements of Tier 2 capital as qualifying capital is subject to certain other requirements and limitations of the federal banking supervisory agencies. Since December 31, 1992, the Federal Reserve and the FDIC have required a minimum ratio of Tier 1 capital to risk-adjusted assets and off-balance-sheet items of 4.0% and a minimum ratio of qualifying total capital to risk-adjusted assets and off-balance-sheet items of 8.0%.
      The Federal Reserve and the FDIC require banking organizations to maintain a minimum amount of Tier 1 capital relative to average total assets, referred to as the leverage ratio. The principal objective of the leverage ratio is to constrain the maximum degree to which a bank holding company may leverage its equity capital base. For a banking organization rated in the highest of the five categories used by regulators to rate banking organizations, the minimum leverage ratio of Tier 1 capital to total assets is 3.0%. However, an institution with a 3.0% leverage ratio would be unlikely to receive the highest rating since a strong capital position is a significant part of the regulators’ rating criteria. All banking organizations not rated in the highest category must maintain an additional capital cushion of 100 to 200 basis points. The Federal Reserve and the FDIC have the discretion to set higher minimum capital requirements for specific institutions whose specific circumstances warrant it, such as a bank or bank holding company anticipating significant growth. A bank that does not achieve and maintain the required capital levels may be issued a capital directive by the Federal Reserve or the FDIC, as appropriate, to ensure the maintenance of required capital levels. Neither the Federal Reserve nor the FDIC has advised Western Alliance or any of its subsidiary banks that it is subject to any special capital requirements.

      As of December 31, 2004, the regulatory capital guidelines and actual capitalization of Western Alliance on a consolidated basis and for each of its subsidiary banks is as follows:

			Adequate Capital(1)			Well Capitalized

	Actual		Required		Excess	Required		Excess

	($ in thousands)
Tier 1/Risk-weighted:
Western Alliance	$163,205	10.9%	$59,816	4.0%	$103,389	$89,274	6.0%	$73,931
BankWest of Nevada	95,449	9.4	40,484	4.0	54,965	60,276	6.0	35,173
Alliance Bank of Arizona	31,810	11.3	11,214	4.0	20,596	16,821	6.0	14,989
Torrey Pines Bank	26,774	13.4	8,006	4.0	18,768	12,010	6.0	14,764
Total/Risk-weighted:
Western Alliance	178,784	12.0	119,632	8.0	59,152	149,540	10.0	29,244
BankWest of Nevada	105,544	10.4	80,968	8.0	24,576	101,210	10.0	4,334
Alliance Bank of Arizona	35,258	12.6	22,428	8.0	12,830	28,035	10.0	7,223
Torrey Pines Bank	28,809	14.4	16,013	8.0	12,796	20,016	10.0	8,793
Tier 1/Average assets:
Western Alliance	163,205	7.7	85,231	4.0	77,974	106,651	5.0	56,554
BankWest of Nevada	95,449	6.1	62,970	4.0	32,479	78,713	5.0	16,736
Alliance Bank of Arizona	31,810	10.3	12,394	4.0	19,416	15,492	5.0	16,318
Torrey Pines Bank	26,774	10.9	9,830	4.0	16,944	12,288	5.0	14,486

(1)	Alliance Bank of Arizona and Torrey Pines Bank have agreed to maintain a Tier 1/ Average assets ratio of at least 8% for the first three years of their existence.
      Prompt Corrective Action. Federal banking agencies possess broad powers to take corrective and other supervisory action to resolve the problems of insured depository institutions, including institutions that fall below one or more of the prescribed minimum capital ratios described above. An institution that is classified based upon its capital levels as well-capitalized, adequately capitalized, or undercapitalized may be treated as though it was in the next lower capital category if its primary federal banking supervisory authority, after notice and opportunity for hearing, determines that an unsafe or unsound condition or practice warrants such treatment. At each successively lower capital category, an insured depository institution is subject to additional restrictions. A bank holding company must guarantee that a subsidiary bank that adopts a capital restoration plan will meet its plan obligations, in an amount not to exceed 5% of the subsidiary bank’s assets or the amount required to meet regulatory capital requirements, whichever is less. Any capital loans made by a bank holding company to a subsidiary bank are subordinated to the claims of depositors in the bank and to certain other indebtedness of the subsidiary bank. In the event of the bankruptcy of a bank holding company, any commitment by the bank holding company to a federal banking regulatory agency to maintain the capital of a subsidiary bank would be assumed by the bankruptcy trustee and would be entitled to priority of payment.
      In addition to measures that may be taken under the prompt corrective action provisions, federal banking regulatory authorities may bring enforcement actions against banks and bank holding companies for unsafe or unsound practices in the conduct of their businesses or for violations of any law, rule or regulation, any condition imposed in writing by the appropriate federal banking regulatory authority or any written agreement with the authority. Possible enforcement actions include the appointment of a conservator or receiver, the issuance of a cease-and-desist order that could be judicially enforced, the termination of insurance of deposits (in the case of a depository institution), the imposition of civil money penalties, the issuance of directives to increase capital, the issuance of formal and informal agreements, the issuance of removal and prohibition orders against institution-affiliated parties and the enforcement of such actions through injunctions or restraining orders. In addition, a bank holding company’s inability to serve as a source of strength for its subsidiary banks could serve as an additional basis for a regulatory action against the bank holding company.
      Under Nevada law, if the stockholders’ equity of a Nevada state-chartered bank becomes impaired, the Nevada Commissioner must require the bank to make the impairment good within three months after receiving notice from the Nevada Commissioner. If the impairment is not made good, the Nevada Commissioner may take possession of the bank and liquidate it.
      Dividends. Western Alliance has never declared or paid cash dividends on its capital stock. Western Alliance currently intends to retain any future earnings for future growth and does not anticipate paying any cash dividends in the foreseeable future. Any determination in the future to pay dividends will be at the discretion of Western Alliance’s board of directors and will depend on the company’s earnings, financial condition, results of operations, business prospects, capital requirements, regulatory restrictions, contractual restrictions and other factors that the board of directors may deem relevant.
      Western Alliance’s ability to pay dividends is subject to the regulatory authority of the Federal Reserve. Although there are no specific federal law or regulations restricting dividend payments by bank holding companies, the supervisory concern of the Federal Reserve focuses on a holding company’s capital position, its ability to meet its financial obligations as they come due, and its capacity to act as a source of financial strength to its subsidiaries. In addition, Federal Reserve policy discourages the payment of dividends by a bank holding company that are not supported by current operating earnings.
      As a bank holding company registered with the State of Nevada, Western Alliance also is subject to limitations under Nevada law on the payment of dividends. Nevada banking law imposes no restrictions on bank holding companies regarding the payment of dividends. Under Nevada corporate law, section 78-288 of the Nevada Revised Statutes provides that no cash dividend or other distribution to shareholders, other than a stock dividend, may be made if, after giving effect to the dividend, the corporation would not be able to pay its debts as they become due or, unless specifically allowed by the articles of incorporation, the corporation’s total assets would be less than the sum of its total liabilities and the claims of preferred stockholders upon dissolution of the corporation.
      From time to time, Western Alliance may become a party to financing agreements and other contractual obligations that have the effect of limiting or prohibiting the declaration or payment of dividends. Holding company expenses and obligations with respect to its outstanding trust preferred securities and corresponding subordinated debt also may limit or impair Western Alliance’s ability to declare and pay dividends.
      Since Western Alliance has no significant assets other than the voting stock of its subsidiaries, it currently depends on dividends from its bank subsidiaries and, to a much lesser extent, its nonbank subsidiaries, for a substantial portion of its revenue. The ability of a state nonmember bank to pay cash dividends is not restricted by federal law or regulations. State law imposes restrictions on the ability of each of Western Alliance’s subsidiary banks to pay dividends:

•	Under sections 661.235 and 661.240 of the Nevada Revised Statutes, BankWest of Nevada may not pay dividends unless the bank’s surplus fund, not including any initial surplus fund, equals the bank’s initial stockholders’ equity, including 10% of the previous year’s net profits, and the dividend would not reduce the bank’s stockholders’ equity below the initial stockholders’ equity of the bank or 6% of the total deposit liability of the bank.

•	Under section 6-187 of the Arizona Revised Statutes, Alliance may pay dividends on the same basis as any other Arizona corporation. Under section 10-640 of the Arizona Revised Statutes, a corporation may not make a distribution to shareholders if to do so would render the corporation insolvent or unable to pay its debts as they become due. However, an Arizona bank may not declare a non-stock dividend out of capital surplus without the approval of the Superintendent.

•	Under section 642 of the California Financial Code, Torrey Pines Bank may not, without the prior approval of the California Commissioner, make a distribution to its shareholders in an amount exceeding the bank’s retained earnings or its net income during its last three fiscal years, less any previous distributions made during that period by the bank or its subsidiaries, whichever is less. Under section 643 of the California Financial Code, the California Commissioner may approve a larger distribution, but in no event to exceed the bank’s net income during the year, net income during the prior fiscal year or retained earnings, whichever is greatest.

      As of December 31, 2004, Torrey Pines Bank and Alliance Bank had negative retained earnings and did not have the ability to pay dividends. BankWest of Nevada had the unrestricted ability to pay dividends in an aggregate amount of approximately $17.1 million.
      Redemption. A bank holding company may not purchase or redeem its equity securities without the prior written approval of the Federal Reserve if the purchase or redemption combined with all other purchases and redemptions by the bank holding company during the preceding 12 months equals or exceeds 10% of the bank holding company’s consolidated net worth. However, prior approval is not required if the bank holding company is well-managed, not the subject of any unresolved supervisory issues and both before and immediately after the purchase or redemption is well-capitalized.
Increasing Competition in Financial Services
      Interstate Banking And Branching. The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 (“Riegle-Neal Act”) generally authorizes interstate branching. Currently, bank holding companies may purchase banks in any state, and banks may merge with banks in other states, unless the home state of the bank holding company or either merging bank has opted out under the legislation. After properly entering a state, an out-of-state bank may establish de novo branches or acquire branches or acquire other banks on the same terms as a bank that is chartered by the state.
      Nevada has enacted legislation authorizing interstate mergers pursuant to the Riegle-Neal Act. The Nevada statute permits out-of-state banks and bank holding companies meeting certain requirements to maintain and operate the Nevada branches of a Nevada bank that are acquired in an interstate combination. An out-of-state bank may not enter the state by establishing a de novo branch or acquiring a branch of a depository institution in Nevada without acquiring the institution itself or its charter, and an out-of-state bank holding company without a subsidiary bank in Nevada may not establish a de novo bank. However, with the written approval of the Nevada Commissioner, such an out-of-state bank or bank holding company may engage in such a transaction in a county with a population less than 100,000.
      An out-of-state bank may enter Arizona by establishing a de novo branch or by acquiring a single branch of a financial institution that is headquartered in the state, provided that the branch is more than five years old and the state in which the out-of-state bank is headquartered extends reciprocal rights. An out-of-state bank holding company without a subsidiary bank in Arizona may establish a de novo bank in the state, and thereafter may acquire additional banks.
      An out-of-state bank may not enter California by establishing a de novo branch or acquiring a branch of a depository institution in California unless it merges with a California bank or acquires the whole business unit of a California bank. An out-of-state bank holding company without a subsidiary bank in California may establish a de novo bank in the state, and thereafter may acquire additional banks.
      Financial Holding Company Status. The Financial Services Modernization Act of 1999, also known as the Gramm-Leach-Bliley Act (“GLB Act”), was enacted in order to establish a comprehensive framework to permit affiliations among commercial banks, insurance companies, securities and investment banking firms and other financial service providers. The GLB Act revised the BHC Act to permit a qualifying bank holding company to engage in a broader range of financial activities, primarily through wholly owned subsidiaries, and thereby to foster greater competition among financial service companies. The GLB Act also contains provision that expressly preempt any state law restricting the establishment of financial affiliations, primarily with regard to insurance activities. The GLB Act:

•	Broadens the activities that may be conducted by bank holding companies and their subsidiaries and by national banks and their financial subsidiaries. Under parity provisions of the FDI Act and FDIC regulations, as well as state banking laws and regulations, insured state banks may engage in activities that are permissible for national banks, thereby extending the effect of the GLB Act to state banks as well;

•	Provides a framework for protecting the privacy of consumer information;

•	Modifies the laws governing the implementation of the Community Reinvestment Act (“CRA”); and

•	Addresses a variety of other legal and regulatory issues affecting both day-to-day operations and long-term activities of financial institutions.
      In order to become or remain a financial holding company, a bank holding company must be well-capitalized, well-managed, and, except in limited circumstances, in compliance with the CRA. Failure by a financial holding company to maintain compliance with these requirements or correct non-compliance within a fixed time period could lead to the divesture of all subsidiary banks or a requirement to conform all nonbanking activities to those permissible for a bank holding company. A bank holding company that is not also a financial holding company can only engage in banking and such other activities that were determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto at the time that the GLB Act was adopted by Congress.
      A bank holding company that qualifies and elects to become a financial holding company may affiliate with securities firms and insurance companies and engage in investment banking and other activities that are financial in nature or are incidental or complementary to activities that are financial in nature. Under the regulations of the Federal Reserve implementing the GLB Act, activities that are financial in nature and may be engaged in by financial holding companies include securities underwriting, dealing and market making, sponsoring mutual funds and investment companies, engaging in insurance underwriting and brokerage activities, investing (without providing routine management) in companies engaged in nonfinancial activities and conducting activities that the Federal Reserve, in consultation with the Secretary of the Treasury, determines from time to time to be financial in nature or incidental to a financial activity.
      Western Alliance does not believe that the GLB Act will have a material effect on its operations, at least in the near-term. Western Alliance is not a financial holding company and has no current plans to engage in any activities not permitted to traditional bank holding companies. However, to the extent that the GLB Act enables banks, securities firms and insurance companies to affiliate, the financial service industry may experience further consolidation. The GLB Act also may contribute to an increase in the level of competition that Western Alliance faces from larger institutions and other types of companies offering diversified financial products, many of which may have substantially greater financial resources than Western Alliance has.
Selected Regulation of Banking Activities
      Transactions with Affiliates. Banks are subject to restrictions imposed by the FRA and regulations adopted by the Federal Reserve to implement it with regard to extensions of credit to affiliates, investments in securities issued by affiliates and the use of affiliates’ securities as collateral for loans to any borrower. These laws and regulations may limit the ability of Western Alliance to obtain funds from its subsidiary banks for its cash needs, including funds for payment of dividends, interest and operational expenses.
      Insider Credit Transactions. Banks also are subject to certain restrictions under the FRA and Federal Reserve regulations that implement it regarding extensions of credit to executive officers, directors or principal shareholders of a bank and its affiliates or to any related interests of such persons (i.e., insiders). All extensions of credit to insiders must be made on substantially the same terms and pursuant to the same credit underwriting procedures as are applicable to comparable transactions with persons who are neither insiders nor employees, and must not involve more than the normal risk of repayment or present other unfavorable features. Insider loans also are subject to certain lending limits, restrictions on overdrafts to insiders and requirements for prior approval by the bank’s board of directors.
      Lending Limits. State banking law generally limits the amount of funds that a bank may lend to a single borrower. Under Nevada law, the total amount of outstanding loans that a bank may make to a single borrower generally may not exceed 25% of stockholders’ equity. Under Arizona law, the obligations of one borrower to a bank may not exceed 15% of the bank’s capital. Under California law, the obligations of any one borrower to a bank generally may not exceed 25% of the sum of the bank’s shareholders’ equity, allowance for loan losses, capital notes and debentures.

      Tying Arrangements. Western Alliance and its subsidiary banks are prohibited from engaging in certain tying arrangements in connection with any extension of credit, sale or lease of property or furnishing of services. With certain exceptions for traditional banking services, Western Alliance’s subsidiary banks may not condition an extension of credit to a customer on a requirement that the customer obtain additional credit, property or services from the bank, Western Alliance or any of Western Alliance’s other subsidiaries, that the customer provide some additional credit, property or services to the bank, Western Alliance or any of Western Alliance’s other subsidiaries or that the customer refrain from obtaining credit, property or other services from a competitor.
      Regulation of Management. Federal law sets forth circumstances under which officers or directors of a bank or bank holding company may be removed by the institution’s primary federal banking supervisory authority. Federal law also prohibits a management official of a bank or bank holding company from serving as a management official with an unaffiliated bank or bank holding company that has offices within a specified geographic area that is related to the location of the bank’s offices and the asset size of the institutions.
      Safety and Soundness Standards. Federal law imposes upon banks certain non-capital safety and soundness standards. These standards cover internal controls, information systems, internal audit systems, loan documentation, credit underwriting, interest rate exposure, asset growth, compensation and benefits. Additional standards apply to asset quality, earnings and stock valuation. An institution that fails to meet these standards must develop a plan, acceptable to its regulators, specifying the steps that the institution will take to meet the standards. Failure to submit or implement such a plan may subject the institution to regulatory sanctions.
Consumer Protection Laws and Regulations
      The banking regulatory authorities are have increased their attention in recent years to compliance with consumer protection laws and their implementing regulations. Examination and enforcement have become more intense in nature, and insured institutions have been advised to monitor carefully compliance with such laws and regulations. The bank is subject to many federal consumer protection statutes and regulations, some of which are discussed below.
      Community Reinvestment Act. The CRA is intended to encourage insured depository institutions, while operating safely and soundly, to help meet the credit needs of their communities. The CRA specifically directs the federal regulatory agencies, when examining insured depository institutions, to assess a bank’s record of helping meet the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound banking practices. The CRA further requires the agencies to take a financial institution’s record of meeting its community credit needs into account when evaluating applications for, among other things, domestic branches, mergers or acquisitions, or holding company formations. The agencies use the CRA assessment factors in order to provide a rating to the financial institution. The ratings range from a high of “outstanding” to a low of “substantial noncompliance.” BankWest of Nevada was rated “outstanding” in its last examination for CRA compliance, as of March 2004. Alliance was rated “satisfactory” in its last examination for CRA compliance, as of November 2004. Torrey Pines Bank has not yet been examined for CRA compliance and does not have a rating.
      Equal Credit Opportunity Act. The Equal Credit Opportunity Act generally prohibits discrimination in any credit transaction, whether for consumer or business purposes, on the basis of race, color, religion, national origin, sex, marital status, age (except in limited circumstances), receipt of income from public assistance programs, or good faith exercise of any rights under the Consumer Credit Protection Act.
      Truth in Lending Act. The Truth in Lending Act (“TILA”) is designed to ensure that credit terms are disclosed in a meaningful way so that consumers may compare credit terms more readily and knowledgeably. As a result of TILA, all creditors must use the same credit terminology to express rates and payments, including the annual percentage rate, the finance charge, the amount financed, the total of payments and the payment schedule, among other things.

      Fair Housing Act. The Fair Housing Act (“FHA”) regulates many practices, and makes it unlawful for any lender to discriminate in its housing-related lending activities against any person because of race, color, religion, national origin, sex, handicap or familial status. A number of lending practices have been found by the courts to be illegal under the FHA, including some practices that are not specifically mentioned in the FHA.
      Home Mortgage Disclosure Act. The Home Mortgage Disclosure Act (“HMDA”) grew out of public concern over credit shortages in certain urban neighborhoods and provides public information that is intended to help to show whether financial institutions are serving the housing credit needs of the neighborhoods and communities in which they are located. The HMDA also includes a “fair lending” aspect that requires the collection and disclosure of data about applicant and borrower characteristics as a way of identifying possible discriminatory lending patterns and enforcing anti-discrimination statutes. Beginning with data reported for 2004, the amount of information that financial institutions collect and disclose concerning applicants and borrowers has expanded, which is expected to increase the attention that HMDA data receives from state and federal banking supervisory authorities, community-oriented organizations and the general public.
      Real Estate Settlement Practices Act. The Real Estate Settlement Procedures Act (“RESPA”) requires lenders to provide borrowers with disclosures regarding the nature and cost of real estate settlements. RESPA also prohibits certain abusive practices, such as kickbacks and fee-splitting without providing settlement services.
      Penalties under the above laws may include fines, reimbursements and other penalties. Due to heightened regulatory concern related to compliance with these laws generally, the Western Alliance and its subsidiary banks may incur additional compliance costs or be required to expend additional funds for investments in its local community.
Predatory Lending
      “Predatory lending” is a far-reaching concept and potentially covers a broad range of behavior. As such, it does not lend itself to a concise or comprehensive definition. However, predatory lending typically involves one or more of the following elements:

•	making unaffordable loans based on the borrower’s assets rather than the borrower’s ability to repay an obligation;

•	inducing a borrower to refinance a loan repeatedly in order to charge high points and fees each time the loan is refinanced, or loan flipping; and

•	engaging in fraud or deception to conceal the true nature of the loan obligation from an unsuspecting or unsophisticated borrower.
      The Home Ownership Equity and Protection Act of 1994 (“HOEPA”) and regulations adopted by the Federal Reserve to implement it require extra disclosures and extend additional protection to borrowers in consumer credit transactions, such as home repairs or renovation, that is secured by a mortgage on the borrower’s primary residence. The HOEPA disclosures and protections are applicable to consumer loans with any of the following features:

•	interest rates for first lien mortgage loans more than 8 percentage points above the yield on U.S. Treasury securities having a comparable maturity;

•	interest rates for subordinate lien mortgage loans more than 10 percentage points above the yield on U.S. Treasury securities having a comparable maturity; or

•	fees, such as optional insurance and similar debt protection costs paid in connection with the credit transaction that, when combined with points and fees, are deemed to be excessive.
HOEPA also prohibits loan flipping by the same lender or loan servicer within a year of the loan being refinanced. Lenders are presumed to have violated the law unless they document that the borrower has the ability to repay. Lenders that violate the rules face cancellation of loans and penalties equal to the finance charges paid.

Privacy
      Under the GLB Act, all financial institutions, including Western Alliance, its bank subsidiaries and certain of their nonbanking affiliates and subsidiaries are required to establish policies and procedures to restrict the sharing of nonpublic customer data with nonaffiliated parties at the customer’s request and to protect customer data from unauthorized access. In addition, the Fair and Accurate Credit Transactions Act of 2003 (“FACT Act”) includes many provisions concerning national credit reporting standards and permits consumers, including customers of Western Alliance’s subsidiary banks, to opt out of information-sharing for marketing purposes among affiliated companies. The FACT Act also requires banks and other financial institutions to notify their customers if they report negative information about them to a credit bureau or if they are granted credit on terms less favorable than those generally available. The Federal Reserve and the Federal Trade Commission have extensive rulemaking authority under the FACT Act, and Western Alliance and its subsidiary banks are subject to these provisions. Western Alliance has developed policies and procedures for itself and its subsidiaries to maintain compliance and believes it is in compliance with all privacy, information sharing and notification provisions of the GLB Act and the FACT Act.
      Under California law, every business that owns or licenses personal information about a California resident must maintain reasonable security procedures and policies to protect that information. All customer records that contain personal information and that are longer to be retained must be destroyed. Any person that conducts business in California, maintains customers’ personal information in unencrypted computer records and experiences a breach of security with regard to those records must promptly disclose the breach to all California residents whose personal information was or is reasonably believed to have been acquired by unauthorized persons as a result of such breach. Any person who maintains computerized personal data for others and experiences a breach of security must promptly inform the owner or licensee of the breach. A business may not provide personal information of its customers to third parties for direct mailing purposes unless the customer “opts in” to such information sharing. A business that fails to provide this privilege to its customers must report the uses made of its customers’ data upon a customer’s request.
Compliance
      In order to assure that Western Alliance and its subsidiary banks are in compliance with the laws and regulations that apply to their operations, including those summarized below, Western Alliance and each of its subsidiary banks employs a compliance officer and Western Alliance engages an independent compliance auditing firm. Western Alliance is regularly reviewed by the Federal Reserve and the subsidiary banks are regularly reviewed by the FDIC and their respective state banking agencies, as part of which their compliance with applicable laws and regulations is assessed. Based on the assessments of its outside compliance auditors and state and federal banking supervisory authorities of Western Alliance and its subsidiary banks, Western Alliance believe that it materially complies with all the laws and regulations that apply to its operations.
Corporate Governance and Accounting Legislation
      Sarbanes-Oxley Act of 2002. The Sarbanes-Oxley Act (“SOX”) was adopted for the stated purpose to increase corporate responsibility, enhance penalties for accounting and auditing improprieties at publicly traded companies, and protect investors by improving the accuracy and reliability of corporate disclosures pursuant to the securities laws. SOX is the most far-reaching U.S. securities legislation enacted in several years. It applies generally to all companies that file or are required to file periodic reports with the SEC under the Securities Exchange Act of 1934 (“Exchange Act”), which will include Western Alliance. SOX includes very specific additional disclosure requirements and new corporate governance rules, requires the SEC and securities exchanges to adopt extensive additional disclosure, corporate governance and other related rules and mandates further studies of certain issues by the SEC and the Comptroller General. Among its provisions, SOX subjects bonuses issued to top executives to disgorgement if a subsequent restatement of a company’s financial statements was due to corporate misconduct, prohibits an officer or director from misleading or coercing an auditor, prohibits insider trades during pension fund “blackout periods,” imposes new criminal penalties for fraud and other wrongful acts and extends the period during which certain securities fraud lawsuits can be brought against a company or its officers.

      SOX represents significant federal involvement in matters traditionally left to state regulatory systems, such as the regulation of the accounting profession, and to state corporate law, such as the relationship between a board of directors and management and between a board of directors and its committees. The SEC has been delegated the task of enacting rules to implement various provisions with respect to, among other matters, disclosure in periodic filings pursuant to the Exchange Act. In addition, the federal banking regulatory authorities have adopted requirements concerning the certification of financial statements by bank officials that are generally similar to requirements under SOX.
Anti-Money Laundering and Anti-Terrorism Legislation
      Congress enacted the Bank Secrecy Act of 1970 (the “BSA”) to require financial institutions, including Western Alliance and its subsidiary banks, to maintain certain records and to report certain transactions to prevent such institutions from being used to hide money derived from criminal activity and tax evasion. The BSA establishes, among other things, (a) record keeping requirements to assist government enforcement agencies in tracing financial transactions and flow of funds; (b) reporting requirements for Suspicious Activity Reports and Currency Transaction Reports) to assist government enforcement agencies in detecting patterns of criminal activity; (c) enforcement provisions authorizing criminal and civil penalties for illegal activities and violations of the BSA and its implementing regulations; and (d) safe harbor provisions that protect financial institutions from civil liability for their cooperative efforts.
      Title III of the USA PATRIOT Act (the “USA PATRIOT Act”) amended the BSA and incorporates anti-terrorist financing provisions into the requirements of the BSA and its implementing regulations. Among other things, the USA PATRIOT Act requires all financial institutions, including Western Alliance, its subsidiary banks and several of their nonbanking affiliates and subsidiaries, to institute and maintain a risk-based anti-money laundering compliance program that includes a customer identification program, provides for information sharing with law enforcement and between certain financial institutions by means of an exemption from the privacy provisions of the GLB Act, prohibits U.S. banks and broker-dealers from maintaining accounts with foreign “shell” banks, establishes due diligence and enhanced due diligence requirements for certain foreign correspondent banking and foreign private banking accounts and imposes additional record keeping requirements for certain correspondent banking arrangements. The USA PATRIOT Act also grants broad authority to the Secretary of the Treasury to take actions to combat money laundering, and federal bank regulators are required to evaluate the effectiveness of an applicant in combating money laundering in determining whether to approve any application submitted by a financial institution. Western Alliance and its affiliates have adopted policies, procedures and controls to comply with the BSA and the USA PATRIOT Act, and they engage in very few transactions of any kind with foreign financial institutions or foreign persons.
      The Department of the Treasury’s Office of Foreign Asset Control (“OFAC”) administers and enforces economic and trade sanctions against targeted foreign countries, entities and individuals based on U.S. foreign policy and national security goals. As a result, financial institutions, including Western Alliance, its subsidiary banks and several of their nonbanking affiliates and subsidiaries, must scrutinize transactions to ensure that they do not represent obligations of, or ownership interests in, entities owned or controlled by sanctioned targets. In addition, Western Alliance, its subsidiary banks and several of their nonbanking affiliates and subsidiaries restrict transactions with certain targeted countries except as permitted by OFAC.

MANAGEMENT
Executive Officers and Directors
      The following table sets forth, as of March 31, 2005, information concerning the individuals who will be our executive officers and directors upon completion of this offering.

Name	Age	Position with Western Alliance Bancorporation

Robert Sarver	43	Chairman of the Board, President and Chief Executive Officer
Gary Cady	51	Executive Vice President, California Administration
Duane Froeschle	52	Executive Vice President and Chief Credit Officer
Dale Gibbons	45	Executive Vice President and Chief Financial Officer
James Lundy	55	Executive Vice President, Arizona Administration
Linda Mahan	47	Executive Vice President, Operations
Merrill Wall	57	Executive Vice President and Chief Administrative Officer
Larry L. Woodrum	67	Executive Vice President, Nevada Administration and Director
Paul Baker	63	Director
Bruce Beach	55	Director
William S. Boyd	73	Director
Steven J. Hilton	43	Director
Marianne Boyd Johnson	46	Director
Cary Mack	45	Director
Arthur Marshall	75	Director
Todd Marshall	48	Director
M. Nafees Nagy, M.D.	62	Director
James E. Nave, D.V.M.	60	Director
Edward Nigro	62	Director
Donald D. Snyder	57	Director
      Paul Baker has been a director of Western Alliance and Alliance Bank of Arizona since December 2002 and February 2003, respectively. Mr. Baker has been a prominent Tucson businessman for the last 30 years. Mr. Baker has been the President and Chief Executive Officer of the Enterprise Group, Inc. since 1998. Mr. Baker was also the founder of Arizona Mail Order Company, a direct-marketer of women’s clothing. Arizona Mail Order Company was later sold to Fingerhut. Mr. Baker served as a director of Grossmont Bank from 1995 to 1998.
      Bruce Beach has been a director of Western Alliance since April 2005. Mr. Beach has been a director of Alliance Bank of Arizona since its formation. Mr. Beach has been Chairman and Chief Executive Officer of Beach, Fleischman & Co., P.C., an accounting and business advisory firm in Southern Arizona, since May 1991. Mr. Beach is a certified public accountant, received a BS in business administration and an MBA from the University of Arizona, and has 31 years of experience in public accounting. Mr. Beach also has been the Vice-Chairman of Carondelet Health Network, one of the largest hospital systems in Southern Arizona, since July 2004 and has served as the chairman of its audit committee since July 2003.

      William S. Boyd has been a director and principal shareholder of Western Alliance since inception and was a founder of its first bank, BankWest of Nevada. Mr. Boyd has served as a director of Boyd Gaming Corporation since its inception in June 1988 and as Chairman of the Board and Chief Executive Officer since August 1998. He served as a director of Nevada State Bank from 1965 to 1985. Mr. Boyd played a leading role in founding the William S. Boyd School of Law at the University of Nevada, Las Vegas. Mr. Boyd is the father of director Marianne Boyd Johnson.
      Gary Cady has been the Executive Vice President of California Administration and President of Torrey Pines Bank since May 2003. Mr. Cady was also a director of Western Alliance from June 2003 to April 2005. Mr. Cady has 28 years of commercial banking experience, most recently as Senior Vice President and Regional Manager for California Bank and Trust in San Diego from August 1987 to February 2003. Mr. Cady is a director of Grossmont Hospital Corporation and a board member of the San Diego East County Regional Chamber of Commerce.
      Duane Froeschle has been the Chief Credit Officer and an Executive Vice President of Western Alliance and Vice Chairman and Chief Credit Officer of Alliance Bank of Arizona since February 2003. Mr. Froeschle has 30 years of experience in commercial banking. Prior to joining Western Alliance, Mr. Froeschle held various positions with National Bank of Arizona from June 1987 to June 2002, including Chief Credit Officer from June 1997 to December 2001.
      Dale Gibbons has been the Chief Financial Officer and an Executive Vice President of Western Alliance and BankWest of Nevada since May 2003 and July 2004, respectively. He also has been a director of Premier Trust, Inc. since December 2003 and Miller/ Russell & Associates since May 2004. Mr. Gibbons has 24 years of experience in commercial banking, including serving as Chief Financial Officer and Secretary of the Board of Zions Bancorporation from August 1996 to June 2001. In June 2001, Mr. Gibbons resigned from Zions following his arrest related to certain criminal charges. From June 2001 until his acquittal in June 2002, Mr. Gibbons was actively involved in his defense, and from June 2002 to May 2003, Mr. Gibbons was actively seeking suitable employment and engaged in various consulting projects, including with Western Alliance. From 1979 to 1996, Mr. Gibbons worked for First Interstate Bancorp in a variety of retail banking and financial management positions.
      Steven J. Hilton has been a director of Western Alliance and Alliance Bank of Arizona since December 2002 and February 2003, respectively. Mr. Hilton was the co-founder, and is the Co-Chairman and Chief Executive Officer of Meritage Homes Corporation. Mr. Hilton founded Arizona-based Monterey Homes in 1985. Under Mr. Hilton’s leadership, Monterey became a publicly traded company and combined with Legacy Homes in 1997, resulting in the creation of Meritage Homes Corporation. Mr. Hilton received his Bachelor of Science degree in accounting from the University of Arizona.
      Marianne Boyd Johnson has served as a founding director of Western Alliance and BankWest of Nevada since their establishment in 1995 and 1994, respectively. Since 1992, Ms. Johnson has been a member of the Board of Directors of Boyd Gaming Corporation and has served as its Vice Chairman of the Board and Senior Vice President since February 2001 and December 2001, respectively. Ms. Johnson has served Boyd Gaming since 1977 in a variety of capacities, including sales and marketing. Ms. Johnson served as a Director of Nevada Community Bank until its sale to First Security Bank (Wells Fargo) in 1993. Ms. Johnson is the daughter of director William S. Boyd.
      James Lundy has been the Executive Vice President of Arizona Administration and President and Chief Executive Officer of Alliance Bank of Arizona since February 2003. Mr. Lundy was also a director of Western Alliance from February 2003 to March 2005. From June 1991 to June 2002, Mr. Lundy served as Senior Vice President and Executive Vice President of National Bank of Arizona, and from December 2000 to June 2002, as Vice Chairman of National Bank of Arizona. Most recently, Mr. Lundy oversaw National Bank of Arizona’s commercial banking function on a statewide basis, with direct responsibility for over $1 billion in commercial loan commitments, executive oversight of marketing and overall supervision of approximately 100 employees involved in commercial banking and marketing throughout Arizona.
      Cary Mack has been a director of Western Alliance since April 2005. Mr. Mack has been a director of Torrey Pines Bank since its formation in May 2003. Mr. Mack is licensed in the State of California as a certified public accountant, attorney and real estate broker. He was formerly employed with PricewaterhouseCoopers’ audit and dispute resolution practices until 1990, when he became a founding shareholder, and the chief executive officer of Mack.Barclay Inc., a forensic certified public accounting, economic and information technology consulting firm specializing in the evaluation and resolution of complex economic and accounting issues in the business and litigation environments.
      Linda Mahan has been the Executive Vice President — Operations for Western Alliance since July 2004. In this capacity, Ms. Mahan oversees centralized operations and technology. From 1994 to July 2004, Ms. Mahan was Chief Financial Officer of BankWest of Nevada. Ms. Mahan was controller of Sun State Bank, Las Vegas, Nevada from 1982 until 1994. Her responsibilities at Sun State included accounting, human resources, and bank operations for six branches. Ms. Mahan recently graduated from the Pacific Coast Banking School. She has been in banking since 1974.
      Arthur Marshall has been a director of Western Alliance since 1995 and the Chairman of the Board of BankWest of Nevada since its establishment in 1994. He served as Chairman of the Board of Directors of Western Alliance until December 2002. He was a co-founder of Marshall Rousso, now Marshall Retail Group, or MRG, a privately owned retail apparel chain in the Western United States and served as its President from 1959 to 1988. He is a member of the Nevada Gaming Commission and the national commission of the Anti-Defamation League and a former board member of the Public Employees Retirement System of Nevada. He is a recipient of the Prime Minister’s award from the State of Israel. Mr. Marshall is the father of director Todd Marshall.
      Todd Marshall was a founding director of BankWest of Nevada and Western Alliance and has served as a director continuously since their establishment in 1994 and 1995, respectively. Mr. Marshall has been the Chief Executive Officer of MRG since May 1976. Mr. Marshall is the son of director Arthur Marshall.
      M. Nafees Nagy, M.D. has served as a director of BankWest of Nevada since its establishment in 1994 and as a director of Western Alliance since April 2004. Dr. Nagy has practiced medicine in Las Vegas for more than 30 years and specializes in oncology, clinical hematology, and cancer chemotherapy. He founded and is President and a director of the Nevada Cancer Center. Dr. Nagy served for eight years as a member of the Nevada State Board of Medical Examiners. Dr. Nagy is certified by the American Board of Internal Medicine and the American Board of Utilization Review and Quality Assurance and has consulted for several healthcare concerns. He currently is a member of the advisory board for Option Care. Dr. Nagy formerly served as a director of Sun Bank for five years and Nevada Community Bank until its sale in 1993. He retired from the U.S. Army as a Lt. Colonel and served in Operation Desert Storm in 1991.
      James E. Nave, D.V.M. has served as a director of Western Alliance and BankWest of Nevada since their establishment in 1995 and 1994, respectively. Dr. Nave, a former officer in the armed forces, has owned the Tropicana Animal Hospital since 1974. He is a former President of the American Veterinary Association. Dr. Nave is also the Globalization Liaison Agent for Education and Licensing for the American Veterinary Medical Association and Chairperson of the National Commission for Veterinary Economics Issues. He is also a member of the Nevada Veterinary Medical Association, the Clark County Veterinary Medical Association, the National Academy of Practitioners, the Western Veterinary Conference, the American Animal Hospital Association, the Executive Board of the World Veterinary Association and was the chairman of the University of Missouri, College of Veterinary Medicine Development Committee. He was also a member of the Nevada State Athletic Commission from 1988 to 1999 and served as its chairman from 1989 to 1992 and from 1994 to 1996. Dr. Nave is also a director of Station Casinos, Inc., and is chairman of its audit committee and a member of its governance and compensation committee.
      Edward M. Nigro has served as a director of Western Alliance and BankWest of Nevada since their establishment in 1995 and 1994, respectively. Mr. Nigro is actively engaged in the development, ownership and operation of commercial and residential real estate projects in the Las Vegas area. From 1971 to 1979, Mr. Nigro held numerous senior management positions with Del E. Webb Corporation, including chief operations officer and director, Nevada operations. From 1993 until its sale in 1996, he was principal shareholder, chief executive officer and director of Prime Holdings, Inc., a health delivery concern located in Nevada. Mr. Nigro has also been active in numerous philanthropic organizations and is a graduate of Holy

Cross College. Mr. Nigro served as a Commissioned Officer with the U.S. Air Force, where he was awarded the Air Medal for Combat Missions in Vietnam, two commendation medals for Meritorious Service, the Vietnam Campaign Medal, and other medals and awards.
      Robert G. Sarver has been the President, Chairman and Chief Executive Officer of Western Alliance since December 2002. Mr. Sarver has also served as the Chairman and Chief Executive Officer of Torrey Pines Bank since May 2003. Mr. Sarver organized and founded National Bank of Arizona in 1984 and served as President at the time of the sale of that bank in 1994 to Zions Bancorporation. Mr. Sarver was the lead investor and Chief Executive Officer of GB Bancorporation, the former parent company of Grossmont Bank, from 1995 to 1997. Mr. Sarver served as Chairman and Chief Executive Officer of California Bank and Trust and as an Executive Vice President with Zions Bancorporation from June 1998 to March 2001 and had oversight for Vectra Bank, Colorado during such time. He served as a director and credit committee member of Zions Bancorporation from 1995 to 2001. Mr. Sarver is a director and audit committee member of Skywest Airlines and a director of Meritage Homes Corporation. He is also the Managing Partner of the Phoenix Suns NBA basketball team and a member of the board of directors of the Japanese American National Museum and the Sarver Heart Center at the University of Arizona.
      Donald D. Snyder has served as a director of Western Alliance and of BankWest of Nevada since 1997. He had earlier served as a founding director of the entity created to charter BankWest Corporation and was one of its initial investors. Mr. Snyder is the Chairman of the Las Vegas Performing Arts Center Foundation. Mr. Snyder was the President of Boyd Gaming Corporation from January 1997 to March 2005, having joined the company’s board of directors in April 1996, and its management team in July 1996. Prior to that he was president and chief executive officer of the Fremont Street Experience LLC, a private/public partnership formed to develop and operate a major redevelopment project in Downtown Las Vegas, and he currently serves as chairman of the board of Fremont. Mr. Snyder was previously chairman of the board of directors and chief executive officer of First Interstate Bank of Nevada, then Nevada’s largest full-service bank, from 1987 through 1991. During his 22 years with First Interstate Bank from 1969 to 1991, Mr. Snyder served in various management positions in retail and corporate banking, as well as international and real estate banking.
      Merrill S. Wall has been the Chief Administrative Officer and Executive Vice President of Western Alliance since February 2005. Mr. Wall has 35 years of banking experience, most recently as Executive Vice President and Director of Human Resources for Zions Bancorporation and its subsidiary, California Bank & Trust, from October 1998 to February 2005. From 1987 to 1998, Mr. Wall worked for H.F. Ahmanson/ Home Savings of America as a senior executive managing both human resources and training corporate-wide. Mr. Wall also spent 17 years with First Interstate Bancorp in a variety of commercial, retail and administrative positions.
      Larry L. Woodrum has been a director of Western Alliance, and President and Chief Executive Officer of BankWest of Nevada, since their establishment in 1995 and 1994, respectively. Mr. Woodrum has over 40 years of banking experience. From 1979 until he joined BankWest of Nevada, Mr. Woodrum served Nevada State Bank in a variety of capacities, including Chief Credit Officer and Corporate Secretary. Prior to joining Nevada State Bank, Mr. Woodrum was employed for 25 years by First National Bank of Nevada, where he was engaged in a broad range of operational and consumer and commercial lending activities. Mr. Woodrum is an active member of the Nevada Bankers Association, and formerly served as a member of their board of directors.
Director Independence
      The New York Stock Exchange’s rules include a requirement that a majority of directors of NYSE-listed companies be “independent.” For a director to be “independent” under the NYSE’s rules, the board of directors must affirmatively determine that the director has no material relationship with us, including our subsidiaries, either directly or as a partner, shareholder, or officer of an organization that has a relationship with us. Subject to certain exceptions, the NYSE rules also expressly provide that a person cannot be an independent director if:

•	at any time in the last three years, the director is, or has been employed by us, or has an immediate family member that serves or has served as one of our executive officers;

•	the director or an immediate family member has received more than $100,000 in direct compensation from us over a twelve-month period during the last three years, other than for director or committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

•	the director is a partner or employee of a firm that is our current internal or external auditor, or the director has an immediate family member who is currently a partner of such firm or who is currently employed by the firm in its audit, assurance, or tax compliance practice, or within the last three years, the director or an immediate family member was a partner or employee in such firm and personally worked on our audit in that time;

•	in the last three years, the director or an immediate family member is or was employed as an executive officer by another company where, at the same time, any of our present executive officers serve or served on that company’s compensation committee; or

•	the director is currently employed by, or, in the case of an immediate family member, is employed as an executive officer by, another company that has made payments to us, or received payments from us for property or services that, in any of the last three fiscal years, account for more than 2% of such company’s consolidated gross revenue or $1,000,000, whichever is greater.
      Of the 14 persons who will serve on our Board of Directors immediately after the completion of this offering, nine have been determined by us to be independent for purposes of Section 303A of the Listed Company Manual of the New York Stock Exchange. The Board of Directors based these determinations primarily on a review of the responses of the directors to questions regarding employment and compensation history, affiliations and family and other relationships and on discussions with such directors.
      Mr. Sarver and Mr. Woodrum are not considered independent because they are executive officers of Western Alliance and/or one of our banking subsidiaries. Mr. Hilton is not considered independent because Mr. Sarver was a member of the compensation committee of Meritage Homes Corporation until February 2004 and Mr. Hilton is the Co-Chairman, Chief Executive Officer of Meritage. Mr. A. Marshall is not considered independent because of his position as Chairman of BankWest of Nevada, and Mr. T. Marshall is not considered independent since he is Mr. A. Marshall’s son.
Board Composition
      Our bylaws provide that the board will consist of not less than eight nor more than 15 directors and the board of directors may, from time to time, fix the number of directors. Our board is comprised of 14 directors.
      In accordance with the terms of our articles of incorporation, the terms of office of the directors are divided into three classes:

•	Class I, whose term will expire at the annual meeting of shareholders to be held in 2006;

•	Class II, whose term will expire at the annual meeting of shareholders to be held in 2007; and

•	Class III whose term will expire at the annual meeting of shareholders to be held in 2008.
      The Class I directors are Messrs. Baker, Beach, Boyd and Hilton and Ms. Johnson, the Class II directors are Messrs. Mack, A. Marshall and T. Marshall and Drs. Nagy and Nave, and the Class III directors are Messrs. Nigro, Sarver, Snyder and Woodrum. At each annual meeting of shareholders, after the initial classification of the board of directors, the successors to directors whose terms will then expire will be elected to serve from the time of election and qualification until the third annual shareholders meeting following election. The number of directors may be changed only by resolution of the board of directors. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in control of management.
      Committees of the Board of Directors
      Our board of directors has established four (4) committees:

•	the Audit Committee;

•	the Compensation Committee;

•	the Nominating and Corporate Governance Committee; and

•	the Credit Committee.
      Information with respect to these committees is listed below. We may appoint additional committees of our board of directors in the future, including for purposes of complying with all applicable corporate governance rules of the New York Stock Exchange.

Audit Committee
      Our audit committee consists of four independent directors (Messrs. Beach, Mack, Nigro and Dr. Nave). Mr. Nigro serves as the chairman and our board of directors has determined that he qualifies as an “audit committee financial expert,” as such term is defined in applicable SEC regulations, and that he meets the New York Stock Exchange standard of possessing accounting or related financial management expertise. The audit committee’s primary duties include:

•	serving as an independent and objective body to monitor and assess our compliance with legal and regulatory requirements, our financial reporting processes and related internal control systems and the general creation and performance of our internal audit function;

•	overseeing the compliance of our internal audit function with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002;

•	overseeing the audit and other services of our outside auditors and being directly responsible for the appointment, independence, qualifications, compensation and oversight of the outside auditors, who will report directly to the audit committee;

•	providing an open means of communication among our outside auditors, accountants, financial and senior management, our internal auditors, our corporate compliance department and our board;

•	resolving any disagreements between our management and the outside auditors regarding our financial reporting; and

•	preparing the audit committee report for inclusion in our proxy statement for our annual meeting.
      Our audit committee charter also mandates that our audit committee pre-approve all audit, audit-related, tax and other services conducted by our independent accountants.

Compensation Committee
      Our compensation committee consists of three independent directors (Messrs. Baker, Snyder and Dr. Nave). Mr. Snyder serves as chairman of the compensation committee. The compensation committee’s primary duties include:

•	determining the compensation of our executive officers;

•	reviewing our executive compensation policies and plans;

•	administering and implementing our equity compensation plans;

•	determining the number of shares underlying stock options and restricted common stock awards to be granted to our directors, executive officers and other employees pursuant to these plans; and

•	preparing a report on executive compensation for inclusion in our proxy statement for our annual meeting.

Nominating and Corporate Governance Committee
      Our nominating and corporate governance committee consists of three independent directors (Mr. Boyd, Dr. Nagy and Ms. Johnson). Mr. Boyd will serve as chairman of the nominating and corporate governance committee. The nominating and corporate governance committee’s duties include:

•	identifying individuals qualified to become members of our board of directors and recommending director candidates for election or re-election to our board;

•	considering and making recommendations to our board regarding board size and composition, committee composition and structure and procedures affecting directors; and

•	monitoring our corporate governance principles and practices.

Credit Committee
      Our credit committee consists of six directors (Messrs. Hilton, A. Marshall, T. Marshall, Snyder and Woodrum and Ms. Johnson). Mr. A. Marshall serves as chairman of the credit committee. The credit committee reviews the quality of our credit portfolio, oversees the effectiveness and administration of our credit-related policies and monitors our internal credit examinations.
Compensation Committee Interlocks and Insider Participation
      During fiscal year 2004, Messrs. Baker, A. Marshall and T. Marshall served as members of our compensation committee. Mr. T. Marshall, a director, owns Marshall Management Co. Marshall Management has been sub-leasing office space from BankWest of Nevada since September 2004. The annual lease payments total approximately $123,000 per year. Mr. Sarver, our President and Chief Executive Officer and a director, is a member of the board of directors of Meritage Homes Corporation. Mr. Sarver served on the compensation committee of Meritage until February 2004. Mr. Hilton, a director of our company, is the Co-Chairman and Chief Executive Officer of Meritage.
      During 2004, the Banks had, and expect to have in the future, banking transactions in the ordinary course of business with our directors, officers, and principal shareholders (and their associates) on the same terms, including interest rates and collateral on loans, as those prevailing at the same time with other persons of similar creditworthiness. In our opinion, these loans present no more than the normal risk of collectibility or other unfavorable features. These loans amounted to approximately 2.3% of total loans outstanding as of December 31, 2004.
      None of the directors who will serve on the compensation committee following this offering has ever been employed by Western Alliance.
Compensation of Directors
      During 2004, all non-employee directors of the Banks received compensation as set forth below. During 2004, the subsidiary Banks held the following board of directors’ meetings: BankWest of Nevada —11 in-person meetings and one telephonic meeting; Alliance Bank of Arizona —11 in-person meetings and four telephonic meetings; and Torrey Pines Bank —13 in-person meetings and one telephonic meeting. No separate fees are paid to directors in their role as directors of Western Alliance.

	Annual Retainer	Per In-person Meeting	Per Telephonic Meeting

BankWest of Nevada	$5,000	$1,500	$1,500
Alliance Bank	—	1,000	1,000
Torrey Pines Bank	—	1,000	1,000

      For fiscal year 2005, the per in-person meeting and per telephonic meeting fees for BankWest of Nevada, Alliance Bank and Torrey Pines Bank were increased to $2,000, $1,500 and $1,500, respectively. In addition, for fiscal year 2005, the annual retainer for BankWest of Nevada directors increased to $10,000.
      In fiscal year 2004, the chairman of the audit committee of Western Alliance received an annual retainer of $10,000, and the annual retainer for 2005 is $10,000. In addition, Mr. A. Marshall received $50,000 in his role as chairman of BankWest of Nevada.
Executive Compensation
      The following table is a summary of certain information concerning the compensation during the last three fiscal years earned by our Chairman, President and Chief Executive Officer and the four other most highly compensated executive officers who earned more than $100,000 in salary and bonus during our last fiscal year (referred to as named executive officers).

		Annual Compensation

						Awards

						Securities
						Underlying	All Other
Name and Principal Position	Year	Salary		Bonus		Options/SARs	Compensation

Robert Sarver	2004	$—		$—		65,000	$60,000	(1)
Chairman, President and Chief	2003	—		—		—	60,000	(1)
Executive Officer(1)	2002	—		—		—	—
Larry Woodrum	2004	294,840		94,666		—	8,000	(2)
President and Chief Executive Officer,	2003	284,048		67,775		—	7,000	(2)
BankWest of Nevada	2002	261,250		69,806		75,000	6,000	(2)
Dale Gibbons	2004	206,000		72,100		—	6,500	(2)
Executive Vice President and	2003	145,654	(4)	58,333		50,000	—
Chief Financial Officer(3)	2002	—		—		—	—
James Lundy	2004	206,000		—		—	4,915	(2)
President and Chief Executive Officer,	2003	198,454		—		—	3,000	(2)
Alliance Bank of Arizona	2002	—		—		75,000	—
Linda Mahan	2004	160,365		41,943		—	4,939	(2)
Executive Vice President and	2003	148,846		28,757	(5)	—	4,567	(2)
Chief Operations Officer	2002	133,500		27,755		37,500	2,754	(2)

(1)	Mr. Sarver did not receive a salary for years 2002 through 2004. Beginning in 2003, and pursuant to a Consulting Agreement dated as of January 1, 2003, by and between Western Alliance and SWVP Management Co., Inc., an entity owned and operated by Mr. Sarver, Western Alliance made payments of $60,000 per year to SWVP. The Consulting Agreement was terminated in 2005 and beginning in fiscal year 2005, Mr. Sarver is receiving an annual salary of $500,000. In addition, Mr. Sarver is eligible to receive a discretionary bonus in such amount as our Compensation Committee may determine, which amount is currently targeted to be 100% of his 2005 base salary.

(2)	Represents amounts contributed to the BankWest 401(k) Plan on behalf of the executive officer.

(3)	Mr. Gibbons joined Western Alliance in May 2003.

(4)	Includes $29,500 of consulting payments paid to Mr. Gibbons prior to joining Western Alliance.

(5)	Includes $1,109 incentive payment for successful completion of outside banking education program.

Stock Option Grants in Fiscal Year 2004
      The following table contains information about option awards made to each named executive officer during the fiscal year ended December 31, 2004.

% of Total
Options/SARs
	Number of Securities		Granted to
	Underlying		Employees in	Exercise or Base	Expiration	Grant Date
Name	Option/SARs Granted		Fiscal Year	Price ($/Share)	Date	Present Value(2)

Robert Sarver	37,500	(1)	8.53%	$13.20	10/27/14	$67,450
	27,500	(1)	6.26	12.00	10/27/14	74,967
Larry Woodrum	—		—	—	—	—
Dale Gibbons	—		—	—	—	—
James Lundy	—		—	—	—	—
Linda Mahan	—		—	—	—	—

(1)	Options were granted on October 27, 2004 and vest annually beginning on October 27, 2005 in five equal installments.

(2)	We used the minimum value method to estimate the grant date present value of the options. We are not endorsing the accuracy of this model. All stock option valuation models, including the minimum value method, require a prediction about future stock prices. The assumptions used in calculating the values shown above were a risk-free rate of return of 3.75%, weighted average life of seven years and no cash dividends. The real value of the options will depend upon the actual performance of our common stock during the applicable period.
Aggregated Option/SAR Exercises in Fiscal Year 2004 and Fiscal Year 2004 End Option Values
      The following table sets forth certain information concerning the number and value of unexercised options to purchase our common stock held at the end of fiscal year 2004 by the named executive officers. We had no SARs outstanding as of December 31, 2004.

					Number of Securities		Value of Unexercised
					Underlying Unexercised		In-the-Money Options/
	Shares				Options/SARs at Year End		SAR’s at Year End(2)
	Acquired on		Value
Name	Exercise		Realized(1)		Exercisable	Unexercisable	Exercisable	Unexercisable

Robert Sarver	—		$—		—	65,000	$—	$150,000
Larry Woodrum	66,000	(3)	455,739	(4)	36,000	45,000	329,100	358,650
Dale Gibbons	—		—		10,000	40,000	79,700	318,800
James Lundy	—		—		30,000	45,000	239,100	358,650
Linda Mahan	33,750	(3)	175,037	(4)	32,250	22,500	269,108	179,325

(1)	Represents the difference between the fair market value of our common stock on the date of exercise as determined by our board of directors less the exercise.

(2)	The dollar values were calculated by determining the difference between the fair market value of our common stock on December 31, 2004 of $15.00, as determined by our board of directors, and the exercise price of the option.

(3)	Includes shares with respect to which SARs were exercised as follows: Mr. Woodrum, 36,000; and Ms. Mahan, 27,000. No shares were acquired upon the exercise of SARs.

(4)	Includes cash received in connection with the exercise of SARs as follows: Mr. Woodrum, $137,439; and Ms. Mahan, $103,419.

Equity and Benefit Plans

2005 Stock Incentive Plan
      A description of the provisions of the Western Alliance Bancorporation 2005 Stock Incentive Plan (referred to as the 2005 Stock Incentive Plan) is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2005 Stock Incentive Plan. You may refer to the exhibits that are a part of the registration statement of which this prospectus is part for a copy of the stock incentive plan.
      Our board of directors and our stockholders previously approved the BankWest of Nevada 1997 Incentive Stock Option Plan, the BankWest of Nevada 1997 Nonqualified Stock Option Plan, the Western Alliance Bancorporation 2000 Stock Appreciation Rights Plan and the Western Alliance Bancorporation 2002 Stock Option Plan (together, referred to as the prior plans). The 2005 Stock Incentive Plan was approved by our stockholders at our 2005 annual meeting of stockholders. The 2005 Stock Incentive Plan is an amendment and restatement of the prior plans and, therefore supersedes the prior plans, while preserving the material terms of the outstanding prior plan awards. Awards made under any of the prior plans will be subject to the terms and conditions of the 2005 Stock Incentive Plan, which has been structured so as not to impair the rights of award holders under the prior plans. The material changes made to the 2005 Stock Incentive Plan in connection with this offering include adjustments to the terms of the prior plans to account for:

•	an increase in the number of reserved shares by 1,000,000;

•	the inclusion of individual limits on the awards that an individual may receive in a given year under the 2005 Stock Incentive Plan; and

•	the inclusion of new types of awards consisting of unrestricted stock, stock units, dividend equivalent rights, and performance and annual incentive awards that are in addition to the stock options (incentive and non-qualified), stock appreciation rights and restricted stock which may have been awarded under one or more of the prior plans.
      The purpose of the 2005 Stock Incentive Plan is to attract and retain highly qualified officers, directors, key employees, and other persons, and to motivate such officers, directors, key employees, and other persons to serve us and to expend maximum effort to improve our business results and earnings.
      As of December 31, 2004, there were 2,340,608 shares of common stock reserved for issuance under the prior plans, of which options with respect to 1,986,008 shares of common stock were outstanding under the prior plans. There were no shares of restricted stock outstanding as of December 31, 2004 and 27,000 shares of restricted stock outstanding as of March 31, 2005. As of May 31, 2005 the number of shares available for issuance under the 2005 Stock Incentive Plan was 3,223,694. Of the 3,223,694 shares available for issuance under the 2005 Stock Incentive Plan, 2,216,744 shares represent awards outstanding as of May 31, 2005.
      The 2005 Stock Incentive Plan contains certain individual limits on the maximum amount that can be paid in cash under the plan and on the maximum number of shares of common stock that may be issued under the 2005 Stock Incentive Plan in a calendar year. The limits on the number of shares issuable under the plan, which are described in the following paragraph, become effective at the expiration of a grace period which expires on the earlier to occur of:

•	the first shareholders meeting at which directors are to be elected held after the close of the third calendar year following the calendar year in which this offering occurs; or

•	the time at which the equity incentive plan is materially amended.
      The maximum number of shares subject to options or stock appreciation rights that can be issued under the 2005 Stock Incentive Plan to any person is 150,000 shares in any calendar year. The maximum number of shares that can be issued under the 2005 Stock Incentive Plan to any person, other than pursuant to an option or stock appreciation right, is 150,000 shares in any calendar year. The maximum amount that may be earned as an annual incentive award or other cash award in any fiscal year by any one person is $5.0 million and the maximum amount that may be earned as a performance award or other cash award in respect of a performance period by any one person is $15.0 million.

      Administration. The 2005 Stock Incentive Plan is administered by the compensation committee. Subject to the terms of the 2005 Stock Incentive Plan, the compensation committee may select participants to receive awards; determine the types of awards, terms and conditions of awards; and interpret provisions of the 2005 Stock Incentive Plan.
      Source of Shares. The common stock issued or to be issued under the 2005 Stock Incentive Plan consists of authorized but unissued shares and treasury shares. If any shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any common stock, then the number of shares of common stock counted against the aggregate number of shares available under the 2005 Stock Incentive Plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2005 Stock Incentive Plan.
      If the option price, a withholding obligation or any other payment is satisfied by tendering shares or by withholding shares, only the number of shares issued net of the shares tendered or withheld will be deemed delivered for the purpose of determining the maximum number of shares available for delivery under the 2005 Stock Incentive Plan.
      Eligibility. Awards may be made under the 2005 Stock Incentive Plan to employees, officers, directors, consultants and any other individual providing services to us or an affiliate whose participation in the 2005 Stock Incentive Plan is determined to be in our best interests by our board of directors.
      Amendment or Termination of the Plan. While our board of directors may suspend, terminate or amend the 2005 Stock Incentive Plan at any time, no amendment may adversely impair the rights of grantees with respect to outstanding awards. In addition, an amendment will be contingent on approval of our shareholders to the extent required by law. Unless terminated earlier, the 2005 Stock Incentive Plan will automatically terminate 10 years after its adoption by our board of directors.
      Options. The 2005 Stock Incentive Plan permits the granting of options to purchase shares of common stock intended to qualify as incentive stock options under the Internal Revenue Code, referred to as incentive stock options, and stock options that do not qualify as incentive stock options, referred to as non-qualified stock options. The exercise price of each stock option may not be less than 100% of the fair market value of our common stock on the date of grant. If we were to grant incentive stock options to any 10% shareholder, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant. We may grant options in substitution for options held by employees of companies that we may acquire.
      The term of each stock option will be fixed by the compensation committee and may not exceed 10 years from the date of grant. The committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised. The exercisability of options may be accelerated by the compensation committee. In general, an optionee may pay the exercise price of an option by cash or cash equivalent, by tendering shares of our common stock (which if acquired from us have been held by the optionee for at least six months) or, provided that we are a publicly traded company at the time, by means of a broker-assisted cashless exercise.
      Stock options granted under the 2005 Stock Incentive Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution or pursuant to a domestic relations order. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns.
      Other Awards. The compensation committee may also award under the 2005 Stock Incentive Plan:

•	restricted shares of common stock, which are shares of common stock subject to restrictions;

•	stock units, which are common stock units subject to restrictions;

•	unrestricted shares of common stock, which are shares of common stock issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the equity incentive plan;

•	dividend equivalent rights, which are rights entitling the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of shares of common stock;

•	stock appreciation rights, which are a right to receive a number of shares or, in the discretion of the committee, an amount in cash or a combination of shares and cash, based on the increase in the fair market value of the shares underlying the right during a stated period specified by the compensation committee;

•	performance and annual incentive awards, ultimately payable in common stock or cash, as determined by the compensation committee. The compensation committee may grant multi-year and annual incentive awards subject to achievement of specified goals tied to business criteria (described below). The committee may specify the amount of the incentive award as a percentage of these business criteria, a percentage in excess of a threshold amount or as another amount which need not bear a strictly mathematical relationship to these business criteria. The compensation committee may modify, amend or adjust the terms of each award and performance goal.
Section 162(m) of the Internal Revenue Code limits publicly held companies to an annual deduction for federal income tax purposes of $1.0 million for compensation paid to their chief executive officer and the four highest compensated executive officers (other than the chief executive officer) determined at the end of each year (referred to as covered employees). However, performance-based compensation is excluded from this limitation. Although the 2005 Stock Incentive Plan will not be subject to Section 162(m) because Section 162(m) provides for a grace period for awards following an initial public offering, the 2005 Stock Incentive Plan is designed to permit the committee to grant awards that qualify as performance-based compensation for purposes of satisfying the conditions of Section 162(m) at such time as the 2005 Stock Incentive Plan becomes subject to Section 162(m).
      Business Criteria. The compensation committee will use one or more of the following business criteria, on a consolidated basis, and/or with respect to specified subsidiaries or lending groups (except with respect to the total shareholder return and earnings per share criteria), in establishing performance goals for awards intended to comply with Section 162(m) of the Internal Revenue Code granted to covered employees:

•	total shareholder return;

•	total shareholder return as compared to total return of a known index;

•	net income;

•	pretax earnings;

•	earnings before interest expense, taxes, depreciation and amortization;

•	pretax operating earnings after interest expense and before bonuses, service fees and extraordinary or special items;

•	operating margin;

•	earnings per share;

•	return on equity;

•	return on capital;

•	return on investment;

•	operating earnings;

•	working capital;

•	ratio of debt to shareholders’ equity; and

•	revenue.

      Effect of Extraordinary Corporate Transactions. The occurrence of a corporate transaction may cause awards granted under the 2005 Stock Incentive Plan to vest, unless the awards are continued or substituted for in connection with the corporate transaction. A corporate transaction means the dissolution or liquidation of us; a merger, consolidation, or reorganization in which we are not the surviving entity; a sale of substantially all of our assets or any transaction which results in any person or entity owning 50% or more of the combined voting power of our stock.
      Adjustments for Stock Dividends and Similar Events. The committee will make appropriate adjustments in outstanding awards and the number of shares available for issuance under the 2005 Stock Incentive Plan, including the individual limitations on awards, to reflect common stock dividends, stock splits, spin-offs and other similar events.
      Change in Control Accelerated Vesting. With respect to the awards outstanding under the prior plans as of the effective date of the Plan, all such awards become fully vested, and, in the case of options, exercisable in connection with the consummation of a change in control as defined in the applicable prior plan, provided the award remains outstanding upon the change in control and relates to a continuing employee or other service provider and except to the extent retaining the unvested status of certain outstanding options eliminates any excise tax under section 4999 of the Internal Revenue Code that, if applied, would produce an unfavorable net after-tax result for the option holder. With respect to awards made on or after the effective date of the Plan, the committee may provide in the award agreement that, in connection with the consummation of a change in control as defined under the applicable award agreement, the award shall become fully vested, and, in the case of Options or SARs, exercisable.

401(k) Plan
      We sponsor the Western Alliance 401(k) Plan, referred to as the 401(k) Plan, which is a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code. All employees who are at least 18 years old are eligible to participate. Participants may make pre-tax contributions to the 401(k) Plan of up to 60% of their compensation per payroll period, subject to a statutorily prescribed annual limit. Each participant is fully vested in his or her contributions. Contributions by the participants or by us to the 401(k) Plan, and the income earned on such contributions, are generally not taxable to the participants until withdrawn. Contributions by us, if any, are generally deductible by us when made. All contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives. We match 50% of the first 6% of compensation contributed to the plan. We contributed approximately $385,000, $230,000 and $180,000 in 2004, 2003 and 2002, respectively.
Noncompetition and Indemnification Agreements

Noncompetition Agreement
      On July 31, 2002, we entered into Noncompetition Agreements with Messrs. Lundy, Sarver, Snyder and Woodrum. The agreements are enforceable while each such person is employed by us as a senior executive or is a member of our board of directors and for two years following the conclusion of such service. Each agreement provides that, other than with us, the individual will refrain from (a) engaging in the business of banking, either directly or indirectly, or from having an interest in the business of banking, in any state in which we engage in the business of banking; (b) soliciting any person then employed by us for employment with another entity engaged in the business of banking; or (c) diverting or attempting to divert from us any business of any kind in which we are engaged. The agreement does not prohibit passive ownership in a company engaged in banking that is listed or traded on the New York Stock Exchange, American Stock Exchange or NASDAQ, so long as such ownership does not exceed 5%. In the event of a breach or threatened breach, we are entitled to obtain injunctive relief against the breaching party in addition to any other relief (including money damages) available to us under applicable law.

Indemnification Agreement
      We entered into Indemnification Agreements with each of our directors and executive officers (the “indemnitees”). These agreements provide contractual assurance of the indemnification authorized and provided for by our articles of incorporation and bylaws and the manner of such indemnification, regardless of whether our articles or bylaws are amended or revoked, or whether the composition of our board of directors is changed or we are acquired.
      The agreement provides for the payment, in whole or part, of expenses, judgments, fines, penalties, or amounts paid in settlement related to a proceeding implicating an indemnitee if that person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to our best interests. With respect to criminal proceedings, the person must have had no reason to believe the relevant conduct was unlawful in order to obtain indemnification. Each agreement also provides for instances in which we will advance funds to the indemnitee and a related mechanism by which we may be reimbursed for such advances if we are ultimately found not obligated to indemnify the indemnitee in whole or in part. Further, we have agreed to pay for all expenses incurred by an indemnitee in his or her attempt to enforce the indemnification terms of his or her agreement, any other agreement or law, our bylaws or our articles of incorporation. We have also agreed to pay for all expenses incurred by an indemnitee in his or her attempt to seek recovery under any officers’ or directors’ liability insurance policies, without regard to the indemnitee’s ultimate entitlement to any such benefits.
      Each agreement to indemnify is subject to a number of qualifications. For example, it does not apply to any proceeding instituted by a bank regulatory agency that results in an order assessing civil monetary penalties or requiring payments to us or instituted by an indemnitee against us or our directors or officers without our consent. Further, our obligations are relieved should it be determined by a judge or other reviewing party that applicable law would not permit indemnification. We are entitled to assert that the indemnitee has not met the standards of conduct that make it permissible under the Nevada General Corporation Law for us to indemnify our directors and officers.
      In the event of a change of control of us, each agreement provides for the appointing of an independent party to determine the rights and obligations of an indemnitee and us with regard to a particular proceeding, and we have agreed to pay the reasonable fees for such party. If there is a potential change in control, the agreement provides that, upon the request of an indemnitee, we will establish and fund a trust for payment of reasonably anticipated expenses, and that the trust cannot be revoked upon a change of control without the indemnitee’s consent.
Certain Relationships and Related Party Transactions
      During 2004, the Banks had, and expect to have in the future, banking transactions in the ordinary course of business with our directors, officers, and principal shareholders (and their associates) on the same terms, including interest rates and collateral on loans as those prevailing at the same time with other persons of similar creditworthiness. In our opinion, these loans present no more than the normal risk of collectibility or other unfavorable features. At December 31, 2004, our officers, directors and principal shareholders (and their associates) were indebted to the Banks in the aggregate amount of approximately $27.1 million in connection with these loans. This amount was approximately 2.3% of total loans outstanding as of such date. All such loans are currently in good standing and are being paid in accordance with their terms.
      SWVP Management Co. Inc. and Western Alliance were parties to a Consulting Agreement dated as of January 1, 2003, pursuant to which consulting fees were paid to SWVP. Robert Sarver, our Chairman of the Board, President and Chief Executive Officer owns SWVP. Western Alliance paid SWVP $60,000 in fiscal years 2003 and 2004. The agreement was terminated in 2005.
      Todd Marshall, a director of Western Alliance and BankWest of Nevada, owns Marshall Management Co. Marshall Management has been sub-leasing office space from BankWest of Nevada since September 2004. The annual lease payments total approximately $123,000 per year. Todd Marshall is the son of director Arthur Marshall.

Other Relationships
      Robert Sarver, our President, Chairman and Chief Executive Officer, controls several limited partnerships which invest in commercial real estate. Directors Baker, Hilton, Mack, A. Marshall, T. Marshall and Richard Doan (director — Torrey Pines Bank), R. Luther Olson (director — Alliance Bank of Arizona), Thomas Rogers (director — Alliance Bank of Arizona) and Mark Schlossberg (director — Torrey Pines Bank) have invested in one or more of these partnerships as limited partners. None of these investments are related in any way to our operating or financial performance or the value of our shares. Mr. Sarver also is the managing partner of the entity which owns the Phoenix Suns NBA basketball team. Director Hilton and Francis Najafi (director — Alliance Bank of Arizona) are limited partners in the Phoenix Suns ownership group.
      Mr. Sarver also serves as a director of Meritage Homes Corporation. Mr. Hilton is the co-chairman of the board and chief executive officer of Meritage. Other than Mr. Sarver, none of these directors is a managing or general partner in any of these entities, nor do they have any other role that would have a policy making function for such entities. William S. Boyd, a director of Western Alliance, is the chief executive officer of Boyd Gaming Corporation. Marianne Boyd Johnson, Mr. Boyd’s daughter, is a director of Western Alliance, BankWest of Nevada and Boyd Gaming Corporation. Robert L. Bougher, a director of BankWest of Nevada and Boyd Gaming Corporation, is the chief executive officer and president of the Borgata Hotel Casino & Spa, which is co-owned by Boyd Gaming Corporation. Donald Snyder, a director of Western Alliance and BankWest of Nevada, was the president of Boyd Gaming Corporation from January 1997 until March 2005.

PRINCIPAL STOCKHOLDERS
      The following table sets forth certain information as of March 31, 2005 concerning the number and percentage of shares of our common stock beneficially owned by our named executive officers and directors, and by our directors and executive officers as a group. In addition, the table includes information with respect to proposed purchases of shares in the offering by our directors and executive officers. Our directors and executive officers have indicated that they intend to purchase an aggregate of 110,000 shares in the offering, for a total of $2,420,000 at the initial public offering price of $22.00 per share. Except as otherwise indicated, all shares are owned directly, and the named person possesses sole voting and sole investment power with respect to all such shares.
      Percentage ownership “prior to the offering” is based on 18,372,211 shares of our common stock outstanding as of March 31, 2005.
      Percentage ownership “following the offering” is based on the number of shares of our common stock outstanding as of March 31, 2005 plus the number of shares to be issued in this offering, assuming that the underwriters’ over-allotment option is not exercised. The address for each executive officer and director is c/o Western Alliance Bancorporation, 2700 West Sahara Avenue, Las Vegas, Nevada 89102.

					Percentage of
	Number of	Percentage of Common		Number of Shares	Common Stock
	Shares Beneficially	Stock Beneficially	Number of Shares	Beneficially Owned	Beneficially
	Owned Prior to the	Owned Prior to the	to be Purchased	Following the	Owned Following
Beneficial Owner	Offering(1)	Offering(1)	in the Offering	Offering(1)	the Offering(1)

Paul Baker	239,455	1.30%	5,000	244,455	1.10%
Bruce Beach	75,568	*	5,000	80,568	*
William S. Boyd	4,968,730	27.04	5,000	4,973,730	22.48
Dale Gibbons	79,900	*	5,000	84,900	*
Steve Hilton	239,455	1.30	5,000	244,455	1.10
Marianne Boyd Johnson	512,246	2.79	5,000	517,246	2.34
James Lundy	148,795	*	5,000	153,795	*
Cary Mack	89,697	*	5,000	94,697	*
Linda Mahan	52,484	*	—	52,484	*
Arthur Marshall	221,396	1.20	5,000	226,396	1.02
Todd Marshall	578,239	3.15	5,000	583,239	2.64
M. Nafees Nagy	836,852	4.55	5,000	841,852	3.81
James Nave	506,644	2.76	5,000	511,644	2.31
Edward Nigro	258,060	1.40	5,000	263,060	1.19
Robert Sarver	3,507,021	18.09	5,000	3,512,021	15.18
Donald Snyder	203,771	1.11	5,000	208,771	*
Larry Woodrum	136,000	*	—	136,000	*
All directors and executive officers as a group (20 persons)	12,469,341	63.05%	110,000	12,579,341	53.47%

*	Less than 1%.

(1)	In accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended, a person is deemed to be the beneficial owner, for purposes of this table, of any shares of common stock if such person has or shares voting power and/or investment power with respect to the shares, or has a right to acquire beneficial ownership at any time within 60 days from March 31, 2005. As used herein, “voting power” includes to power to vote or direct the voting of shares and “investment power” includes the power to dispose or direct the disposition of shares.

The table includes shares owned by spouses, other immediate family members and others over which the persons named in the table possess shared voting and/or shared investment power as follows: Mr. Boyd, 978,883 shares (includes 510,046 shares owned of record by Ms. Johnson over which Mr. Boyd has voting power pursuant to an irrevocable proxy); Ms. Johnson, 510,046 shares (represents shares owned of record by Ms. Johnson over which Mr. Boyd has voting power pursuant an irrevocable proxy); Mr. Sarver, 30,000 shares (represents shares held by Mr. Sarver’s spouse over which he disclaims all beneficial ownership). The table also includes the following: 174,650 shares subject to outstanding options exercisable within 60 days after March 31, 2005 and 1,228,946 shares subject to outstanding warrants exercisable within 60 days after March 31, 2005. Shares subject to outstanding stock options and warrants, which an individual has the right to acquire within 60 days after March 31, 2005, are deemed to be outstanding for the purpose of computing the percentage of outstanding securities of the class of stock owned by such individual or any group including such individual only. Beneficial ownership may be disclaimed as to certain of the securities.

Outstanding options reflected in the table are held as follows: Mr. Baker, 2,200 shares; Mr. Beach, 1,600 shares; Mr. Boyd, 1,000 shares; Mr. Gibbons, 20,000 shares; Mr. Hilton, 2,200 shares; Ms. Johnson, 2,200 shares; Mr. Lundy, 30,000 shares; Mr. Mack, 1,200 shares; Ms. Mahan, 32,250 shares; Mr. A. Marshall, 2,200 shares; Mr. T. Marshall, 2,200 shares; Dr. Nagy, 1,200 shares; Dr. Nave, 2,200 shares; Mr. Nigro, 2,200 shares; Mr. Snyder 2,200 shares; and Mr. Woodrum, 36,000 shares. Outstanding warrants reflected in the table are as follows: Mr. Baker, 68,274 shares; Mr. Hilton, 68,274 shares; Mr. Lundy, 34,137 shares; and Mr. Sarver, 1,013,880 shares.

DESCRIPTION OF OUR CAPITAL STOCK
      The following description sets forth the general terms and provisions of our capital stock. The statements below describing our securities do not purport to be complete and are qualified in their entirety by reference to the applicable provisions in the amended and restated bylaws and the amended and restated articles of incorporation. Copies of our amended and restated bylaws and amended and restated articles of incorporation are included as exhibits to the registration statement which this prospectus is a part.
General
      Our articles of incorporation provide that we may issue up to 100,000,000 shares of common stock, par value $.0001 per share, and 20,000,000 shares of serial preferred stock, par value $.0001 per share. As of March 31, 2005, there were 18,372,211 shares of common stock outstanding and 307 stockholders of record. In addition, as of March 31, 2005, there were options and warrants to purchase 3,692,569 shares of common stock outstanding.
Common Stock
      Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the stockholders, including the election of directors. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose.
      Dividends. Subject to preferences that may be applicable to any then outstanding preferred stock, holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of legally available funds.
      Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.
      Preemptive Rights. Holders of common stock have no preemptive rights or conversion rights or other subscription rights and there are no redemption or sinking funds provisions applicable to the common stock.
      Assessment. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.
Preferred Stock
      No shares of preferred stock are issued and outstanding, and we have no current intent to issue preferred stock in the immediate future. The board of directors will have the authority, without further action by the stockholders, to issue from time to time the undesignated preferred stock in one or more series and to fix the number of shares, designations, preferences, powers, and relative, participating, optional or other special rights and the qualifications or restrictions thereof. The preferences, powers, rights and restrictions of different series of preferred stock may differ with respect to dividend rates, amounts payable on liquidation, voting rights, conversion rights, redemption provisions, sinking fund provisions, and purchase funds and other matters. The issuance of preferred stock could decrease the amount of earnings and assets available for distribution to holders of common stock or adversely affect the rights and powers, including voting rights, of the holders of common stock, and may have the effect of delaying, deferring or preventing a change in control of our company.

Warrants
      As of March 31, 2005, there were warrants outstanding to purchase 1,444,019 shares of common stock, at a per share exercise price of $7.62, all of which are exercisable. The warrants expire on June 12, 2010.
Anti-Takeover Effects of Provisions of our Articles of Incorporation and Bylaws and Nevada Law
      Some provisions of Nevada law and our articles of incorporation and bylaws contain provisions that could make the following transactions more difficult: (i) acquisition of us by means of a tender offer; (ii) acquisition of us by means of a proxy contest or otherwise; or (iii) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our board of directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.
      Undesignated Preferred Stock. Our board of directors has the ability to authorize undesignated preferred stock, which allows the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any unsolicited attempt to change control of our company. This ability may have the effect of deferring hostile takeovers or delaying changes in control or management of our company.
      Stockholder Meetings. Our bylaws provide that a special meeting of stockholders may be called only by our chairman of the board or by our board of directors.
      No Stockholder Action by Written Consent. Our articles of incorporation do not permit stockholders to act by written consent in lieu of a meeting.
      Election and Removal of Directors. Our board of directors is divided into three classes. The directors in each class will serve for a three-year term, with one class being elected each year by our stockholders. Once elected, directors may be removed only by the affirmative vote of at least 80% of our outstanding common stock. For more information on the classified board, see the section entitled “Management — Board of Composition.” This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.
      Amendment of Certain Provisions in Our Organizational Documents. The amendment of any of the above provisions contained in our articles of incorporation would require the approval by holders of at least 66 2/3% of the outstanding shares of each class entitled to vote as a separate class on such matters. The amendment of any of the above provisions contained in our bylaws would require the approval by holders of at least 80% of the voting power of the issued and outstanding shares of capital stock.
      Nevada Anti-Takeover Statute. We are subject to Sections 78.411 through 78.444 of the Nevada Revised Statues which prohibits persons deemed “interested stockholders” from engaging in a “business combination” with a Nevada corporation for three years following the date these persons become interested stockholders. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status did own, 10% or more of a corporation’s voting stock. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors.
      We are also subject to Sections 78.378 through 78.3793 of the Nevada Revised Statutes, commonly referred to as the “control share law”, so long as we have 200 or more shareholders of record, at least 100 of whom are in Nevada. The control share law provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the control share law, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested shareholders. In addition, in certain cases where the acquiring party has obtained such shareholder approval for voting rights, shareholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.
      The Nevada Revised Statutes further allow our board of directors to consider factors other than offering price in deciding upon whether to reject or approve a tender offer or proposed merger or similar transaction. These factors include:

•	the effect on employees, suppliers and customers;

•	the economy of Nevada and the nation;

•	the effect on the communities in which offices of the corporation are located; and

•	the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be better served by continued independence.
      Our articles of incorporation allow our board of directors to consider several economic factors, as well as the factors stated above, in considering whether to reject or approve a tender offer or proposed merger or similar transaction.
      The provisions of Nevada law and our articles of incorporation and bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.
Limitation of Liability and Indemnification
      We have adopted provisions in our articles of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duties, except for liability that cannot be eliminated under Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages to the corporation, stockholders or creditors for breach of their fiduciary duties as directors, except liability for any of the following: (i) any breach of their fiduciary duties that involve intentional misconduct, fraud or a knowing violation of law or (ii) unlawful payments of dividends in violation of Nevada Revised Statute § 78.300.
      Our bylaws also provide that we will indemnify each of our directors and executive officers and we may indemnify each of our other officers and employees and other agents to the fullest extent permitted by law, provided such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the Company, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or conduct was unlawful. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our bylaws would permit indemnification.
Transfer Agent and Registrar
      American Stock Transfer & Trust Company, 59 Maiden Lane, Plaza Level, New York, NY 10038, telephone: (800) 937-5449 is our transfer agent and registrar.

Listing
      Our common stock has been approved for listing on the New York Stock Exchange under the symbol “WAL.”
SHARES ELIGIBLE FOR FUTURE SALE
      Prior to this offering there has been no public market for our common stock, and we cannot predict the effect that any future sales may have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that such sales may occur, could adversely affect our stock price.
Sale of Restricted Shares and Lock-Up Agreements
      As of March 31, 2005, we had 18,372,211 shares of common stock outstanding. As of March 31, 2005, we had (a) outstanding stock options held by employees and directors for the purchase of an aggregate of 2,248,550 shares of common stock, and (b) outstanding warrants to purchase 1,444,019 shares of common stock. The 3,750,000 shares of common stock being sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by affiliates of our company, as that term is defined in Rule 144 of the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale only if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701, each of which is discussed below.
Eligibility of Restricted Shares for Sale in the Public Market
      Except with respect to 174,365 shares which have been pledged by certain of our executive officers for margin accounts, all of our executive officers and directors are subject to lock-up agreements under which they will agree not to transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock, for a period of 180 days after the date of this prospectus. Following the expiration of the lock-up period, approximately 12,971,922 shares of common stock will be available for sale in the public market, some of which will remain subject to Rule 144 or Rule 701.
      Rule 144. Rule 144 allows persons whose shares are subject to transfer restrictions, either because the person is an affiliate or because the shares have never been registered, to transfer the shares if they comply with the Rule’s requirements. In general, under Rule 144, a person or group of persons whose shares are aggregated) who has beneficially owned restricted securities for at least one year (including, in some instances, the holding period of a previous owner if the previous owner was not an affiliate), and who files a Form 144 with respect to such sale, is entitled to sell within any three-month period commencing 90 days after the date of this prospectus a number of shares of common stock that does not exceed the greater of: (a) 1% of the then outstanding shares of our common stock, which would equal approximately 221,222 shares immediately after this offering, or (b) the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to restrictions relating to the manner of sale and the availability of current public information about us. We cannot estimate the number of shares that will be sold under Rule 144, as this will depend on the individual circumstances surrounding the desired sale, including the market price, as well as the personal circumstances of the sellers. Any future sale of substantial amounts of our common stock in the open market, including those effected pursuant to Rule 144, may adversely affect the market price of our common stock.
      Rule 144(k). A person who is not deemed to have been our affiliate at any time during the 90 days immediately preceding a sale and who has beneficially owned his or her shares for at least two years, including, in certain circumstances, the holding period of any prior owner who is not an affiliate, is entitled to sell these shares of common stock pursuant to Rule 144(k) without regard to the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. Affiliates are not eligible to sell under Rule 144(k) and must always meet all of the requirements discussed under Rule 144 above, even after the applicable holding periods have been satisfied.
      Rule 701. Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering and pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the SEC has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of such options. Securities issued in reliance on Rule 701 are deemed to be restricted shares and, beginning 90 days after the date of this prospectus, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the holding period requirements.
Stock Options
      We intend to file registration statements under the Securities Act covering approximately 3,223,694 shares of common stock reserved for issuance under our equity compensation plans. These registration statements are expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market by non-affiliates without restriction under the Securities Act, unless such shares are subject to vesting restrictions with us or are otherwise subject the contractual restrictions described above.

UNDERWRITING
      We and Sandler O’Neill & Partners, L.P., as representative of the underwriters for the offering, have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Number
Underwriters	of Shares

Sandler O’Neill & Partners, L.P.	1,956,500
Keefe, Bruyette & Woods, Inc.	1,053,500
D.A. Davidson & Co. Inc.	185,000
Oppenheimer & Co. Inc.	185,000
RBC Capital Markets	185,000
Ryan, Beck & Co. Inc.	185,000
Total	3,750,000
      The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the shares of common stock in this offering if any are purchased, other than those covered by the over-allotment option described below.
      We have granted the underwriters an option to purchase up to 450,000 additional shares of our common stock at the initial public offering price, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable for a period of 30 days. We will be obligated to sell additional shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common stock offering by this prospectus, if any.
      The following table shows the per share and total underwriting discounts and commissions that we will pay to the underwriters. These amounts are shown assuming no exercise and full exercise of the underwriters’ over-allotment option to purchase additional shares.

	Without	With
	Over-allotment	Over-allotment

Per Share	$1.43	$1.43
Total	$5,362,500	$6,006,000
      We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $1,240,000.
      The underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares of common stock to securities dealers at the public offering price less a concession not in excess of $0.75 per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.10 per share on sales to other brokers or dealers. If all of the shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms.
      The shares of common stock are being offering by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.
      Except for 174,365 shares which have been pledged by certain of our executive officers for margin accounts, we, and our executive officers, directors and principal stockholders (greater than 5% shareholders)

have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our shares of common stock or securities convertible into, exchangeable or exercisable for any shares of our common stock or warrants or other rights to purchase shares of our common stock or similar securities, without, in each case, the prior written consent of the representative. These restrictions are expressly agreed to preclude us, and our executive officers, directors and principal stockholders from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common stock, whether such transaction would be settled by delivery of common stock or other securities, in cash or otherwise. The 174,365 pledged shares may only be sold to satisfy margin calls on the respective accounts.
      Prior to this offering, there has been no established public trading market for the shares of our common stock. The initial public offering price was determined by negotiation between us and the underwriters. The principal factors that were considered in determining the initial public offering price were:

•	prevailing market and general economic conditions;

•	our results of operations, including, but not limited to, our recent financial performance;

•	our current financial position, including, but not limited to, our stockholders’ equity and the composition of assets and liabilities reflected on our balance sheet;

•	our business potential and prospects in our principal market area;

•	an assessment of our management; and

•	the present state of our business.
      The factors described above were not assigned any particular weight. Rather, these factors, along with market valuations and the financial performance of other publicly traded bank holding companies, were considered as a totality in our negotiation with the underwriters over our initial public offering price.
      Our common stock has been approved for listing on the New York Stock Exchange under the symbol “WAL.” In order to meet one of the requirements for listing the common stock on The New York Stock Exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial holders as required by the New York Stock Exchange. Immediately following the offering, we will have outstanding in the United States more than 1,100,000 publicly held shares with an aggregate market value of at least $60 million.
      In connection with this underwriting, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase shares of common stock so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of shares of common stock in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by that syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on the New York Stock Exchange, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
      We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribute to payments that the underwriters may be required to make in respect thereof.
      At our request, the underwriters have reserved for sale, at the initial offering price, up to 300,000 shares of our common stock offered in this prospectus for certain officers, directors, shareholders, employees, business associates and related persons of Western Alliance. The number of shares of our common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.
      From time to time, the underwriters have provided and may continue to provide financial advisory and investment banking services to us.

LEGAL MATTERS
      The validity of the shares of common stock offered by this prospectus will be passed upon for Western Alliance by Hogan & Hartson L.L.P., Washington, D.C. Certain legal matters with respect to this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.
EXPERTS
      The consolidated financial statements of Western Alliance included in this prospectus and in the registration statement have been audited by McGladrey & Pullen, LLP, independent registered public accounting firm, to the extent and for the periods set forth in their report appearing elsewhere herein and in the registration statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.
WHERE YOU CAN OBTAIN MORE INFORMATION
      We have filed with the SEC through its Electronic Data Gathering and Retrieval System, or EDGAR, a registration statement on Form S-1 under the Securities Act with respect to the offer and sale of common stock pursuant to this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules thereto in accordance with the rules and regulations of the SEC and reference is hereby made to such omitted information. Statements made in this prospectus concerning the contents of any contract, agreement, or other document filed as an exhibit to the registration statement are summaries of the terms of such contracts, agreements, or documents. Reference is made to each such exhibit for a more complete description of the matters involved. The registration statement and the exhibits and schedules thereto filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at the Woolworth Building, 233 Broadway, New York, New York 10279 and 175 W. Jackson Boulevard, Suite 900, Chicago, Illinois 60604. The public may obtain additional information regarding the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The registration statement and other information filed by us with the SEC via EDGAR are also available at the web site maintained by the SEC on the World Wide Web at http://www.sec.gov.
      As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended, and will file periodic reports, proxy statements and will make available to our shareholders annual reports containing audited financial information for each year and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

WESTERN ALLIANCE BANCORPORATION

McGladrey & Pullen
Certified Public Accountants
Report of Independent Registered Public Accounting Firm
To the Board of Directors
Western Alliance Bancorporation
Las Vegas, Nevada
      We have audited the accompanying consolidated balance sheets of Western Alliance Bancorporation and subsidiaries as of December 31, 2004 and 2003 and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Western Alliance Bancorporation and subsidiaries as of December 31, 2004 and 2003 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey & Pullen, llp

McGLADREY & PULLEN, LLP
Las Vegas, Nevada
February 11, 2005

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
December 31, 2004 and 2003

	2004	2003

	($ in thousands, except per
	share amounts)
ASSETS
Cash and due from banks	$92,282	$61,893
Federal funds sold	23,115	4,015

Cash and cash equivalents	115,397	65,908

Securities held to maturity (approximate fair value $128,984 and $131,572, respectively)	129,549	132,294
Securities available for sale	659,073	583,684
Gross loans, including net deferred loan fees	1,188,535	733,078
Less: Allowance for loan losses	(15,271)	(11,378)

Loans, net	1,173,264	721,700

Premises and equipment, net	29,364	18,038
Bank owned life insurance	26,170	24,967
Investment in Federal Home Loan Bank stock	15,097	12,628
Accrued interest receivable	8,359	6,389
Deferred tax assets, net	5,949	4,778
Goodwill	3,946	—
Other intangible assets, net of accumulated amortization of $183 and $0, respectively	1,440	673
Other assets	9,241	5,714

Total assets	$2,176,849	$1,576,773

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Non-interest bearing demand deposits	$749,550	$441,160
Interest bearing deposits:
Demand	103,723	61,797
Savings and money market	665,425	415,308
Time, $100 and over	219,451	160,397
Other time	17,887	15,984

	1,756,036	1,094,646
Federal Home Loan Bank advances and other borrowings
One year or less	185,494	241,261
Over one year	63,700	97,400
Junior subordinated debt	30,928	30,928
Due to broker for pending investment purchases	—	9,750
Accrued interest payable and other liabilities	7,120	5,337

Total liabilities	2,043,278	1,479,322

Commitments and Contingencies
Stockholders’ Equity
Common stock, par value $.0001; shares authorized 50,000,000; shares issued and outstanding 2004: 18,249,554; 2003:16,681,273	2	2
Additional paid-in capital	80,459	62,533
Retained earnings	58,216	38,159
Accumulated other comprehensive loss — net unrealized loss on available for sale securities	(5,106)	(3,243)

Total stockholders’ equity	133,571	97,451

Total liabilities and stockholders’ equity	$2,176,849	$1,576,773

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	($ in thousands, except per
	share amounts)
Interest income on:
Loans, including fees	$59,311	$36,792	$31,290
Securities — taxable	30,373	15,938	6,616
Securities — nontaxable	341	346	354
Dividends — taxable	537	169	63
Federal funds sold and other	293	578	794

Total interest income	90,855	53,823	39,117

Interest expense on:
Deposits	12,123	8,158	7,394
Federal Home Loan Bank advances and other borrowings, short-term	4,472	1,671	354
Federal Home Loan Bank advances and other borrowings, long-term	1,586	1,475	1,085
Junior subordinated debt	1,539	1,494	938

Total interest expense	19,720	12,798	9,771

Net interest income	71,135	41,025	29,346
Provision for loan losses	3,914	5,145	1,587

Net interest income after provision for loan losses	67,221	35,880	27,759

Other income:
Trust and investment advisory services	2,896	—	—
Service charges	2,333	1,998	1,644
Income from bank owned life insurance	1,203	967	—
Mortgage loan pre-underwriting fees	435	792	719
Investment securities gains (losses), net	19	(265)	609
Other	1,840	778	963

	8,726	4,270	3,935

Other expense:
Salaries and employee benefits	25,590	15,615	9,921
Occupancy	7,309	4,820	3,794
Customer service	1,998	752	831
Advertising, public relations and business development	1,672	989	687
Legal, professional and director fees	1,405	1,111	775
Correspondent banking service charges and wire transfer costs	1,260	512	291
Audits and exams	935	435	330
Supplies	838	619	350
Data processing	641	466	324
Telephone	578	424	191
Insurance	540	305	209
Travel and automobile	467	261	131
Organizational costs	—	604	461
Other	1,696	377	755

	44,929	27,290	19,050

Income before income taxes	31,018	12,860	12,644
Income tax expense	10,961	4,171	4,235

Net income	$20,057	$8,689	$8,409

Earnings per share:
Basic	$1.17	$0.61	$0.79

Diluted	$1.09	$0.59	$0.78

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
Years Ended December 31, 2004, 2003 and 2002

							Accumulated
							Other
		Common Stock		Additional			Comprehensive
	Comprehensive			Paid-In	Treasury	Retained	Income
Description	Income	Shares Issued	Amount	Capital	Stock	Earnings	(Loss)	Total

	($ in thousands, except per share amounts)
Balance, December 31, 2001		3,616,929	$3,617	$10,621	$(2,372)	$24,111	$(114)	$35,863
Stock options exercised		17,798	18	75	—	—	—	93
Effect of three-for-one stock split		7,269,454	—	—	—	—	—	—
Effect of change in par value		—	(3,634)	3,634	—	—	—	—
Issuance of 3,004,098 shares of common stock at $7.03 per share and 1,502,049 stock warrants at $.59 per warrant, net of offering costs of $636		3,004,098	—	21,363	—	—	—	21,363
Comprehensive income
Net income	$8,409	—	—	—	—	8,409	—	8,409
Other comprehensive income
Unrealized holding gains on securities available for sale arising during the period, net of taxes of $1,090	2,116
Less: reclassification adjustment for gains included in net income, net of taxes of $207	(402)

Net unrealized holding gains	1,714	—	—	—	—	—	1,714	1,714

	$10,123

Balance, December 31, 2002		13,908,279	1	35,693	(2,372)	32,520	1,600	67,442
Stock options exercised, including tax benefit of $256		108,042	—	434	—	—	—	434
Issuance of 711,310 shares of common stock $7.03 per share, net of offering costs of $116		711,310	—	4,884	—	—	—	4,884
Issuance of 2,297,560 shares of common stock at $9 per share, net of offering costs of $55		2,297,560	1	20,622	—	—	—	20,623
Issuance of 100,000 shares of common stock at $9 per share in connection with merger		100,000	—	900	—	—	—	900
Treasury stock purchased at $9 per share (75,338 shares)		—	—	—	(678)	—	—	(678)
Retirement of treasury stock		(443,918)	—	—	3,050	(3,050)	—	—
Comprehensive income:
Net income	$8,689	—	—	—	—	8,689	—	8,689
Other comprehensive income
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $2,602	(5,018)
Less reclassification adjustment for losses included in net income, net of taxes of $90	175

Net unrealized holding losses	(4,843)	—	—	—	—	—	(4,843)	(4,843)

	$3,846

Balance, December 31, 2003		16,681,273	2	62,533	—	38,159	(3,243)	97,451
Stock options exercised		97,800	—	415	—	—	—	415
Stock warrants exercised		20,481	—	156	—	—	—	156
Issuance of 1,250,000 shares of common stock at $12 per share, net of offering costs of $45		1,250,000	—	14,955	—	—	—	14,955
Issuance of 200,000 shares of common stock at $12 per share, in connection with merger		200,000	—	2,400	—	—	—	2,400
Comprehensive income:
Net income	$20,057	—	—	—	—	20,057	—	20,057
Other comprehensive income
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $1,096	(1,850)
Less reclassification adjustment for gains included in net income, net of taxes of $6	(13)

Net unrealized holding losses	(1,863)	—	—	—	—	—	(1,863)	(1,863)

	$18,194

Balance, December 31, 2004		18,249,554	$2	$80,459	$—	$58,216	$(5,106)	$133,571

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

	($ in thousands)
Cash Flows from Operating Activities:
Net income	$20,057	$8,689	$8,409
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,629	1,804	1,651
Net amortization of securities premiums	3,698	2,937	1,310
Tax benefit from exercise of stock options	—	256	—
Stock dividends received, FHLB stock	(536)	(167)	(63)
Provision for loan losses	3,914	5,145	1,587
Deferred taxes	(69)	(1,470)	(223)
(Increase) in accrued interest receivable	(1,970)	(2,811)	(1,316)
(Increase) in bank-owned life insurance	(1,203)	(967)	—
(Increase) in other assets	(844)	(2,732)	(1,234)
Increase in accrued interest payable and other liabilities	1,627	1,686	528
Other, net	(29)	326	(637)

Net cash provided by operating activities	27,274	12,696	10,012

Cash Flows from Investing Activities:
Purchases of securities held to maturity	(32,706)	(121,192)	(4,044)
Proceeds from maturities of securities held to maturity	35,241	11,416	4,492
Purchases of securities available for sale	(441,986)	(506,246)	(249,777)
Proceeds from maturities of securities available for sale	305,908	102,051	28,714
Proceeds from the sale of securities available for sale	41,775	30,051	69,117
Net cash (paid) received in settlement of acquisition	(2,177)	246	—
Purchase of Federal Home Loan Bank stock	(1,933)	(10,908)	(737)
Net increase in loans made to customers	(455,457)	(268,828)	(57,997)
Purchase of premises and equipment	(13,899)	(7,071)	(1,605)
Purchase of bank-owned life insurance	—	(24,000)	—

Net cash used in investing activities	(565,234)	(794,481)	(211,837)

Cash Flows from Financing Activities:
Net increase in deposits	661,390	374,342	170,950
Proceeds from issuance of junior subordinated debt	—	—	15,000
Net (repayments) proceeds from borrowings	(89,467)	288,661	50,000
Proceeds from exercise of stock options and stock warrants	571	178	93
Proceeds from stock issuance	14,955	25,507	21,364
Repurchase of treasury stock	—	(678)	—

Net cash provided by financing activities	587,449	688,010	257,407

Increase (decrease) in cash and cash equivalents	49,489	(93,775)	55,582
Cash and Cash Equivalents, beginning of year	65,908	159,683	104,101

Cash and Cash Equivalents, end of year	$115,397	$65,908	$159,683

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$19,601	$11,675	$9,391
Cash payments for income taxes	$10,129	$4,855	$4,416
Supplemental Disclosure of Noncash Investing and Financing Activities
Stock issued in connection with acquisitions (Note 2)	$2,400	$900	$—
Securities transferred from available for sale to held to maturity	$—	$16,862	$—
Purchase of available for sale securities pending settlement	$—	$9,750	$—
Retirement of treasury stock	$—	$3,050	$—
See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business
      Western Alliance Bancorporation is a bank holding company providing a full range of banking services to commercial and consumer customers through its wholly owned subsidiaries BankWest of Nevada, operating primarily in Nevada, Alliance Bank of Arizona, operating primarily in Arizona, Torrey Pines Bank, operating primarily in Southern California, Miller/ Russell & Associates, Inc., operating in Nevada, Arizona and Southern California, and Premier Trust, Inc., operating in Nevada and Arizona. These entities are collectively referred to herein as the Company. Alliance Bank of Arizona and Torrey Pines Bank began operations during the year ended December 31, 2003. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practices.
      A summary of the significant accounting policies of the Company follows:

Use of estimates in the preparation of financial statements
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Principles of consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, BankWest of Nevada, Alliance Bank of Arizona, Torrey Pines Bank (collectively referred to herein as the Banks), Miller/ Russell & Associates, Inc., and Premier Trust, Inc. All significant intercompany balances and transactions have been eliminated in consolidation. As of January 1, 2004, the Company has deconsolidated its 100% ownership interest in the following trusts: BankWest Nevada Capital Trust I and BankWest Nevada Capital Trust II. These trusts have been de-consolidated as of December 31, 2003 as reflected in these statements for comparative purposes. There was no impact on previously reported stockholders’ equity or net income as a result of this de-consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities.

Cash and cash equivalents
      For purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks (including cash items in process of clearing) and federal funds sold. Cash flows from loans originated by the Company and deposits are reported net.
      The Company maintains amounts due from banks, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities
      Securities classified as held to maturity are those debt securities the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or general economic conditions. These securities are carried at amortized cost. The sale of a security within three months of its maturity date or after at least 85% of the principal outstanding has been collected is considered a maturity for purposes of classification and disclosure.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      Securities classified as available for sale are equity securities and those debt securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are reported at fair value with unrealized gains or losses reported as other comprehensive income (loss), net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings.
      Purchase premiums and discounts are generally recognized in interest income using the interest method over the term of the securities. For mortgage-backed securities, estimates of prepayments are considered in the constant yield calculations.
      Declines in the fair value of individual securities classified as available for sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the result in write-downs included in current earnings as realized losses. In determining other-than-temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans
      Loans are stated at the amount of unpaid principal, reduced by unearned net loan fees and allowance for loan losses.
      The allowance for loan losses is established through a provision for loan losses charged to expense. Loans are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.
      The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits, peer bank information, and current economic conditions that may affect the borrower’s ability to pay. Due to the credit concentration of the Company’s loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in Southern Nevada, Arizona and Southern California. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic or other conditions. In addition, the Federal Deposit Insurance Corporation (FDIC) and state banking regulatory agencies, as an integral part of their examination processes, periodically review the Banks’ allowance for loan losses, and may require the Banks to make additions to the allowance based on their judgment about information available to them at the time of their examinations.
      The allowance consists of specific and general components. The specific component relates to loans that are classified as either doubtful, substandard or special mention. For such loans that are also classified as impaired, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan, pursuant to FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative and environmental factors, pursuant to FASB Statement No. 5 (FASB 5), Accounting for Contingencies.
      A loan is impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Interest and fees on loans
      Interest on loans is recognized over the terms of the loans and is calculated under the effective interest method. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to meet payments as they become due.
      The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days delinquent.
      All interest accrued but not collected for loans that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.
      Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan’s yield. The Company is generally amortizing these amounts over the contractual life of the loan. Commitment fees, based upon a percentage of a customer’s unused line of credit, and fees related to standby letters of credit are recognized over the commitment period.
      As a service for customers, the Company has entered into agreements with unaffiliated mortgage companies to complete applications, loan documents and perform pre-underwriting activities for certain residential mortgages. The mortgage loan pre-underwriting fees from these agreements are recognized as income when earned.

Transfers of financial assets
      Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Bank owned life insurance
      Bank owned life insurance is stated at its cash surrender value. The face amount of the underlying policies is $69,777 as of December 31, 2004. There are no loans offset against cash surrender values, and there are no restrictions as to the use of proceeds.

Federal Home Loan Bank stock
      The Company’s banks, as members of the Federal Home Loan Bank (FHLB) system, are required to maintain an investment in capital stock of the FHLB in an amount equal to 5% of its advances from the

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
FHLB. These investments are recorded at cost since no ready market exists for them, and they have no quoted market value.

Premises and equipment
      Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed principally by the straight-line method over the estimated useful lives of the assets. Improvements to leased property are amortized over the lesser of the term of the lease or life of the improvements. Depreciation and amortization is computed using the following estimated lives:

Years

Bank premises	31
Equipment and furniture	5-10
Leasehold improvements	6-10

Organization and start-up costs
      Organization and start-up costs were charged to operations as they were incurred pursuant to Statement of Position 98-5, Reporting on the Costs of Start-Up Activities. Organization and start-up costs charged to operations during the years ended December 31, 2003 and 2002 were approximately $604 and $461, respectively. There were no organization and start-up costs charged to operations during the year ended December 31, 2004.

Other intangible assets
      Intangible assets consist of investment advisory and trust customer relationships, respectively, and are amortized over 6 and 10 years, respectively.

Goodwill
      Goodwill is reviewed periodically by management for impairment. No impairment charge was deemed necessary based on management’s impairment analysis in 2004.

Income taxes
      Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Stock compensation plans
      At December 31, 2004, the Company has three stock-based compensation plans, which are described more fully in Note 12. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

	2004	2003	2002

Net income:
As reported	$20,057	$8,689	$8,409
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(696)	(440)	(87)
Related tax benefit for nonqualified stock options	33	9	—

Pro forma	$19,394	$8,258	$8,322

Earnings per share:
Basic — as reported	$1.17	$0.61	$0.79
Basic — pro forma	1.13	0.58	0.78
Diluted — as reported	1.09	0.59	0.78
Diluted — pro forma	1.05	0.56	0.77
      The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the minimum value method for stock options granted in 2004, 2003 and 2002 with the following assumptions:

	2004	2003	2002

Expected life in years	7	7	7
Risk-free interest rate	3.93%	3.58%	3.78%
Dividends rate	None	None	None
Fair value per optional share	$2.84	$1.96	$1.61

Off-balance sheet instruments
      In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Trust assets and investment advisory assets under management
      Customer property, other than funds on deposit, held in a fiduciary or agency capacity by the Company is not included in the consolidated balance sheet because they are not assets of the Company. Trust and investment advisory service income is recorded on an accrual basis. At December 31, 2004, Premier Trust had $80,338 in assets under management and $187,486 in total trust assets. At December 31, 2004, Miller/ Russell & Associates had $829,740 in assets under management.

Fair values of financial instruments
      FASB Statement No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value.
      Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
Company could have realized in a sales transaction at December 31, 2004 or 2003. The estimated fair value amounts for 2004 and 2003 have been measured as of their year end, and have not been reevaluated or updated for purposes of these consolidated financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be different than the amounts reported at year end.
      The information in Note 16 should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company’s assets.
      Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company’s disclosures and those of other companies or banks may not be meaningful.
      The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash and due from banks and federal funds sold approximate their fair value.

Securities

Fair values for securities are based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Federal Home Loan Bank stock

The Company’s subsidiary banks are members of the Federal Home Loan Bank (FHLB) system and maintain an investment in capital stock of the FHLB. No ready market exists for the FHLB stock and it has no quoted market value.

Loans

For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. Variable rate loans comprised approximately 58% and 54% of the loan portfolio at December 31, 2004 and 2003, respectively. Fair value for all other loans is estimated based on discounted cash flows using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Prepayments prior to the repricing date are not expected to be significant. Loans are expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the consolidated balance sheets for accrued interest receivable and payable approximate their fair value.

Deposit liabilities

The fair value disclosed for demand and savings deposits is by definition equal to the amount payable on demand at their reporting date (that is, their carrying amount). The carrying amount for variable-rate deposit accounts approximates their fair value. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

certificates to a schedule of aggregated expected monthly maturities on these deposits. Substantially all of the Company’s certificates of deposit at December 31, 2004 and 2003 mature in less than one year. Early withdrawals of fixed-rate certificates of deposit are not expected to be significant.

Federal Home Loan Bank and other borrowings

The fair values of the Company’s borrowings are estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated debt

The carrying amounts reported in the consolidated balance sheets for junior subordinated debt instruments approximate their fair value due to the variable nature of these instruments.

Off-balance sheet instruments

Fair values for the Company’s off-balance sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Earnings per share
      Diluted earnings per share is based on the weighted average outstanding common shares during each year, including common stock equivalents. Basic earnings per share is based on the weighted average outstanding common shares during the year.
      Basic and diluted earnings per share, based on the weighted average outstanding shares, are summarized as follows:

	2004	2003	2002

Basic:
Net income applicable to common stock	$20,057	$8,689	$8,409
Average common shares outstanding	17,189,687	14,313,611	10,677,736

Earnings per share	$1.17	$0.61	$0.79

Diluted:
Net income applicable to common stock	$20,057	$8,689	$8,409

Average common shares outstanding	17,189,687	14,313,611	10,677,736
Stock option adjustment	694,801	254,021	37,712
Stock warrant adjustment	520,632	45,541	—

Average common shares outstanding	18,405,120	14,613,173	10,715,448

Earnings per share	$1.09	$0.59	$0.78

      1,502,049 stock warrants are not included in the above calculations in the fourth quarter of 2002 and the first, second and third quarters of 2003 as the effect would have been anti-dilutive.

Reclassifications
      Certain amounts in the consolidated financial statements as of and for the years ended December 31, 2003 and 2002 have been reclassified to conform with the current presentation. The reclassifications have no effect on net income or stockholders’ equity as previously reported.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Recent accounting pronouncements
      In December 2004, the Financial Accounting Standards Board published FASB Statement No. 123 (revised 2004), Share-Based Payment (FAS 123(R)). FAS 123(R) requires that the compensation cost relating to share-based payment transactions, including grants of employee stock options, be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. FAS 123(R) permits entities to use any option-pricing model that meets the fair value objective in the Statement. Modifications of share-based payments will be treated as replacement awards with the cost of the incremental value recorded in the financial statements.
      The Statement will be effective for the Company at the beginning of the first quarter of 2006. As of the effective date, the Company will apply the Statement using a modified version of prospective application. Under that transition method, compensation cost will be recognized for (1) all awards granted after the required effective date and to awards modified, cancelled, or repurchased after that date and (2) the portion of awards granted subsequent to completion of an IPO and prior to the effective date for which the requisite service has not yet been rendered, based on the grant-date fair value of those awards calculated for pro forma disclosures under SFAS 123.
      The impact of this Statement on the Company in 2006 and beyond will depend on various factors; among them being our future compensation strategy. The pro forma compensation costs (in the stock compensation plans table above) have been calculated using a minimum value method and may not be indicative of amounts which shall be expensed in future periods.
      On September 30, 2004, the Financial Accounting Standards Board issued FASB Staff Position (FSP) Emerging Issues Task Force (EITF) Issue No. 03-1-1 delaying the effective date of paragraphs 10-20 of EITF 03-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which provides guidance for determining the meaning of “other-than-temporarily impaired” and its application to certain debt and equity securities within the scope of SFAS No. 115, Accounting for Certain Investments in Debt and Equity Securities, and investments accounted for under the cost method. The guidance requires that investments which have declined in value due to credit concerns or solely due to changes in interest rates must be recorded as other-than-temporarily impaired unless the Company can assert and demonstrate its intention to hold the security for a period of time sufficient to allow for a recovery of fair value up to or beyond the cost of the investment which might mean maturity. The delay of the effective date of EITF 03-1 will be superceded concurrent with the final issuance of proposed FSP Issue 03-1-a. Proposed FSP Issue 03-1-a is intended to provide implementation guidance with respect to all securities analyzed for impairment under paragraphs 10-20 of EITF 03-1. Management continues to closely monitor and evaluate how the provisions of EITF 03-1 and proposed FSP Issue 03-1-a will affect the Company.

Note 2.	Mergers and Acquisition Activity
      On May 17, 2004, the Company acquired all of the outstanding stock of Miller/ Russell & Associates, Inc., in exchange for 200,000 shares of the Company’s stock, valued at $2,400, and $2,300 in cash plus direct expenses. The value of the common stock was consistent with a subsequent common stock offering. Goodwill recorded as a result of the acquisition totaled $3,946. Miller/ Russell provides investment advisory services to clients primarily in Arizona, Southern Nevada and Southern California.
      On December 30, 2003, the Company acquired all of the outstanding stock of Premier Trust, Inc. (formerly Premier Trust of Nevada, Inc.) in exchange for 100,000 shares of the Company’s stock, valued at $900, and $100, in cash plus direct expenses. The value of the common stock was based on a recent common stock offering. $673 in customer relationship intangible assets was recorded as a result of the acquisition. Premier Trust, Inc. provides a full range of trust services to clients primarily in Southern Nevada and Arizona.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the dates of acquisition:

	Miller/Russell	Premier Trust

Cash	$230	$363
Furniture and equipment	67	18
Customer relationship intangible asset	950	673
Goodwill	3,946	—
Other assets	463	103

Total assets acquired	5,656	1,157

Other liabilities assumed	849	140

Net assets acquired	$4,807	$1,017

      Of the $3,946 of goodwill, $1,931 is expected to be deductible for tax purposes.
      The mergers were effected to allow the Company to provide its customers with a wider array of financial services. The results of operations of each acquired entity are included in the accompanying statements of operations since the respective acquisition date.

Note 3.	Restrictions on Cash and Due from Banks
      The Company is required to maintain balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances was approximately $15,555 and $4,068 as of December 31, 2004 and 2003, respectively.

Note 4.	Securities
      Carrying amounts and fair values of investment securities at December 31 are summarized as follows:

	2004

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value

Securities held to maturity
U.S. Treasury securities	$3,501	$—	$(26)	$3,475
Small Business Administration loan pools	625	—	(8)	617
Municipal obligations	7,290	464	—	7,754
Mortgage-backed securities	118,133	3	(998)	117,138

	$129,549	$467	$(1,032)	$128,984

Securities available for sale
U.S. Government-sponsored agencies	$118,798	$7	$(457)	$118,348
Mortgage-backed securities	537,382	631	(8,046)	529,967
Other	10,781	—	(23)	10,758

	$666,961	$638	$(8,526)	$659,073

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

	2003

		Gross	Gross
	Amortized	Unrealized	Unrealized
	Cost	Gains	(Losses)	Fair Value

Securities held to maturity
U.S. Treasury securities	$3,014	$5	$—	$3,019
Small Business Administration loan pools	1,142	4	(4)	1,142
Municipal obligations	7,563	212	—	7,775
Mortgage-backed securities	120,575	300	(1,239)	119,636

	$132,294	$521	$(1,243)	$131,572

Securities available for sale
U.S. Government-sponsored agencies	$112,223	$314	$—	$112,537
Mortgage-backed securities	466,063	793	(5,985)	460,871
Other	10,329	—	(53)	10,276

	$588,615	$1,107	$(6,038)	$583,684

      Securities with carrying amounts of approximately $465,389 and $410,838 at December 31, 2004 and 2003, respectively, were pledged for various purposes as required or permitted by law.
      Information pertaining to securities with gross unrealized losses at December 31, 2004, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	Less Than Twelve
	Months		Over Twelve Months

	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value

Securities held to maturity
U.S. Treasury securities	$26	$3,475	$—	$—
Small Business Administration loan pools	4	305	4	312
Mortgage-backed securities	795	84,144	203	26,050

	$825	$87,924	$207	$26,362

	Less Than Twelve
	Months		Over Twelve Months

	Gross		Gross
	Unrealized	Fair	Unrealized	Fair
	Losses	Value	Losses	Value

Securities available for sale
U.S. Government-sponsored agencies	$457	$105,589	$—	$—
Mortgage-backed securities	4,641	359,352	3,405	99,699
Other	23	10,758	—	—

	$5,121	$475,699	$3,405	$99,699

      As of December 31, 2003, no investments had material continuous losses existing greater than twelve months.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      Management evaluates securities for other-than-temporary impairment at least on a quarterly basis, and more frequently when economic or market conditions warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.
      At December 31, 2004, 94 debt securities have unrealized losses with aggregate depreciation of approximately 1.4% from the Company’s amortized cost basis. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysis reports. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.
      The amortized cost and fair value of securities as of December 31, 2004 by contractual maturities are shown below. The actual maturities of the mortgage-backed securities and Small Business Administration loan pools may differ from their contractual maturities because the loans underlying the securities may be repaid without any penalties. Therefore, these securities are listed separately in the maturity summary. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Amortized	Fair
	Cost	Value

Securities held to maturity
Due in one year or less	$1,000	$999
Due after one year through five years	2,601	2,579
Due after five years through ten years	680	727
Due after ten years	6,510	6,924
Small Business Administration loan pools	625	617
Mortgage-backed securities	118,133	117,138

	$129,549	$128,984

Securities available for sale
Due in one year or less	$—	$—
Due after one year through five years	66,800	66,489
Due after five years through ten years	24,289	24,191
Due after ten years	27,709	27,668
Mortgage-backed securities	537,382	529,967
Other	10,781	10,758

	$666,961	$659,073

      Gross gains and losses from investment securities of $177 and $158 in 2004, $0 and $265 in 2003, and $682 and $73 in 2002, respectively, were recognized on the sale of securities.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 5.	Loans
      The components of the Company’s loan portfolio as of December 31 are as follows:

	2004	2003

Construction and land development, including raw commercial land of approximately $77,252 for 2004 and $42,872 for 2003	$323,176	$195,182
Commercial real estate	491,949	324,702
Residential real estate	116,360	42,773
Commercial and industrial	241,292	159,889
Consumer	17,682	11,802
Less: net deferred loan fees	(1,924)	(1,270)

	1,188,535	733,078
Less:
Allowance for loan losses	(15,271)	(11,378)

	$1,173,264	$721,700

      Information about impaired and nonaccrual loans as of and for the years ended December 31 is as follows:

	2004	2003

Total impaired loans, all with an allowance for loan losses	$1,718	$333

Related allowance for loan losses on impaired loans	$498	$130

Total non accrual loans	$1,591	$210

Loans past due 90 days or more and still accruing	$2	$65

	2004	2003	2002

Average balance during the year on impaired loans	$1,553	$434	$3,289

Interest income recognized on impaired loans	$61	$6	$158

      The Company is not committed to lend significant additional funds on these impaired loans.
      Changes in the allowance for loan losses for the years ended December 31 are as follows:

	2004	2003	2002

Balance, beginning	$11,378	$6,449	$6,563
Provision charged to operating expense	3,914	5,145	1,587
Recoveries of amounts charged off	157	420	471
Less amounts charged off	(178)	(1,373)	(1,322)
Reclassification (to) from other liabilities	—	737	(850)

Balance, ending	$15,271	$11,378	$6,449

      In accordance with regulatory reporting requirements and American Institute of Certified Public Accountants’ Statement of Position 01-06, Accounting by Certain Entities that Lend to or Finance the Activities of Others, the Company has reclassified the portion of its allowance for loan losses that relates to off-

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
balance sheet risk during the year ended December 31, 2002. During the year ended December 31, 2003, management reevaluated its methodology for calculating this amount and reclassified an amount from other liabilities to the allowance for loan losses. The liability amount was approximately $307 and $68 as of December 31, 2004 and 2003, respectively.

Note 6.	Premises and Equipment
      The major classes of premises and equipment and the total accumulated depreciation and amortization as of December 31 are as follows:

	2004	2003

Land	$13,355	$7,795
Bank premises	6,246	4,092
Equipment and furniture	15,120	10,937
Leasehold improvements	4,306	2,305

	39,027	25,129
Less accumulated depreciation and amortization	(9,663)	(7,091)

Net premises and equipment	$29,364	$18,038

Note 7.	Income Tax Matters
      The cumulative tax effects of the primary temporary differences as of December 31 are shown in the following table:

	2004	2003

Deferred tax assets:
Allowance for loan losses	$5,500	$3,600
Unrealized loss on available for sale securities	2,800	1,700
Organizational costs	200	300
Accrual to cash adjustment	200	—
Deferred compensation	100	100
Other	31	536

Total deferred tax assets	8,831	6,236

Deferred tax liabilities:
Deferred loan costs	(800)	(700)
Premises and equipment	(1,700)	(700)
Federal Home Loan Bank dividend	(300)	—
Other	(82)	(58)

Total deferred tax liabilities	(2,882)	(1,458)

Net deferred tax asset	$5,949	$4,778

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      As of December 31, 2004 and 2003, no valuation allowance was considered necessary as management believes it is more likely than not that the deferred tax assets will be realized due to taxes paid in prior years or future operations. The provision for income taxes charged to operations consists of the following for the years ended December 31:

	2004	2003	2002

Current	$11,030	$5,641	$4,458
Deferred	(69)	(1,470)	(223)

Total provision for income taxes	$10,961	$4,171	$4,235

      The reasons for the differences between the statutory federal income tax rate and the effective tax rates are summarized as follows:

	2004	2003	2002

Computed “expected” tax expense	$10,856	$4,501	$4,425
Increase (decrease) resulting from:
State income taxes, net of federal benefits	580	145	—
Bank-owned life insurance	(420)	(338)	—
Tax-exempt income	(116)	(116)	(124)
Nondeductible expenses	100	59	39
Other	(39)	(80)	(105)

	$10,961	$4,171	$4,235

Note 8.	Deposits
      At December 31, 2004, the scheduled maturities of all time deposits are as follows:

2005	$227,854
2006	8,410
2007	1,048
2008	26

$237,338

      As of December 31, 2004 and 2003, approximately $255,415 and $124,682, respectively, of the Company’s non-interest bearing demand deposits consisted of demand accounts maintained by title insurance companies. The Company provides an analysis earnings credit for certain title company depositors, which credit is calculated by applying a variable crediting rate to such customers’ average monthly deposit balances, less any internal charges incurred, which are comprised of common deposit service charges. We then purchase external services on behalf of these customers based on the amount of the earnings credit. These external services, which are commonly offered in the banking industry, include courier, bookkeeping and data processing services. The expense of these external services totaled $701, $95 and $325 for the years ended December 31, 2004, 2003 and 2002, respectively, and is included in customer service expense in the accompanying statements of income.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 9.	Borrowed Funds
      The Company has a line of credit available from the Federal Home Loan Bank (FHLB). Borrowing capacity is determined based on collateral pledged, generally consisting of securities, at the time of the borrowing. The Company also has borrowings from other sources pledged by securities. A summary of the Company’s borrowings as of December 31, 2004 and 2003 follows:

	2004	2003

Short Term
FHLB Advances (weighted average rate is 2004: 2.21% 2003: 1.26%)	$151,900	$163,211
Securities sold under agreement to repurchase (weighted average rate is 2004: 2.32% 2003: 1.41%)	33,594	78,050

Due in one year or less	$185,494	$241,261

Long Term
FHLB Advances (weighted average rate is 2004: 2.63% 2003: 2.70%)	$63,700	$89,400
Securities sold under agreement to repurchase (weighted average rate is 2003: 4.17%)	—	8,000

Due in over one year	$63,700	$97,400

      FHLB advances and other borrowings mature as of December 31, 2004 as follows:

Year ending December 31:
2005	$185,494
2006	34,400
2007	29,300

$249,194

      Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the transaction. The Company may be required to provide additional collateral based on the fair value of the underlying securities.
      The Company’s banks have entered into agreements under which they can borrow up to $45,000 on an unsecured basis. The lending institutions will determine the interest rate charged on borrowings at the time of the borrowing. The Company has also entered into an agreement under which it can borrow up to $10,000. The line of credit is secured by BankWest of Nevada stock and carries an interest rate at the federal funds borrowing rate plus 1.50%. There were no borrowings against these lines of credit at December 31, 2004 or 2003.

Note 10.	Junior Subordinated Debt
      In December 2002, BankWest Nevada Capital Trust II was formed and issued floating rate Cumulative Trust Preferred Securities, which are classified as junior subordinated debt in the accompanying balance sheet in the amount of $15,464. The rate is based on the three month London Interbank Offered Rate (LIBOR) plus 3.35%. Three month LIBOR was 2.49% at December 31, 2004. The funds raised from the capital trust’s issuance of these securities were all passed to the Company. The sole asset of the BankWest Nevada Capital Trust II is a note receivable from the Company. These securities require quarterly interest payments and mature in 2033. These securities may be redeemable at par beginning in 2008.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      In July 2001, BankWest Nevada Capital Trust I was formed and issued floating rate Cumulative Trust Preferred Securities, which are classified as junior subordinated debt in the accompanying balance sheet in the amount of $15,464. The rate is based on the six month LIBOR plus 3.75%. Six month LIBOR was 2.78% at December 31, 2004. The funds raised from the capital trust’s issuance of these securities were all passed to the Company. The sole asset of the BankWest Nevada Capital Trust I is a note receivable from the Company. These securities require semiannual interest payments and mature in 2031. These securities may be redeemed in years 2006 through 2011 at a premium as outlined in the Indenture Agreement.
      In the event of certain changes or amendments to regulatory requirements or federal tax rules, the preferred securities are redeemable. The Trusts are 100% owned finance subsidiaries of the Company and the Trusts’ obligations under the preferred securities are fully and unconditionally guaranteed by the Company.

Note 11.	Commitments and Contingencies

Contingencies
      In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Financial instruments with off-balance sheet risk
      The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.
      The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the contract amount of the Company’s exposure to off-balance sheet risk as of December 31 is as follows:

	2004	2003

Commitments to extend credit, including unsecured loan commitments of $81,606 in 2004 and $66,940 in 2003	$423,767	$262,595
Credit card guarantees	5,421	5,553
Standby letters of credit, including unsecured letters of credit of $1,264 in 2004 and $448 in 2003	5,978	3,919

	$435,166	$272,067

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      The Company guarantees certain customer credit card balances held by an unrelated third party. These unsecured guarantees act to streamline the credit underwriting process and are issued as a service to certain customers who wish to obtain a credit card from the third party vendor. The Company recognizes nominal fees from these arrangements and views them strictly as a means of maintaining good customer relationships. The guarantee is offered to those customers who, based solely upon management’s evaluation, maintain a relationship with the Company that justifies the inherent risk. All such guarantees exist for the life of each respective credit card relationship. The Company would be required to perform under the guarantee upon a customer’s default on the credit card relationship with the third party. Historical losses under this program have been nominal. Upon entering into a credit card guarantee, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Thereafter, the related liability is evaluated pursuant to FASB 5. The total credit card balances outstanding at December 31, 2004 and 2003 were $1,109 and $1,556, respectively.
      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. Essentially all letters of credit issued have expiration dates within one year. Upon entering into a letter of credit, the Company records the related liability at fair value pursuant to FIN 45. Thereafter, the related liability is evaluated pursuant to FASB 5.
      The total liability for financial instruments with off-balance sheet risk as of December 31, 2004 and 2003 was $307 and $68, respectively.
     Lease Commitments
      The Company leases certain premises and equipment under noncancelable operating leases expiring through 2013. The following is a schedule of future minimum rental payments under these leases at December 31, 2004:

Year ending December 31:
2005	$3,545
2006	3,560
2007	3,520
2008	1,318
2009	1,209
Thereafter	5,340

$18,492

      Rent expense of $3,174, $2,017 and $1,438 is included in occupancy expenses for the years ended December 31, 2004, 2003 and 2002, respectively.
     Concentrations
      The Company grants commercial, construction, real estate and consumer loans to customers through branch offices located in the Company’s primary markets. The Company’s business is concentrated in these areas and the loan portfolio includes significant credit exposure to the commercial real estate industry of these areas. As of December 31, 2004 and 2003, real estate related loans accounted for approximately 78% and 77%

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
of total loans, respectively. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 80%. Approximately one-half of these real estate loans are owner occupied. In addition, approximately 7% and 5% of total loans are unsecured as of December 31, 2004 and 2003, respectively.
      The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take.
Note 12.                           Stock Options, Stock Warrants and Stock Appreciation Rights

Stock Options
      The Company has adopted three Stock Option Plans, the 2002 Stock Option Plan, the 1997 Incentive Stock Option Plan, and the 1997 Nonqualified Stock Option Plan, as amended, (the “Plans”). Under these Plans, options to acquire common stock of the Company may be granted to employees, officers or directors at the discretion of the Board of Directors. The 2002 Plan allows for the granting of 1,350,000 incentive or non-qualifying stock options as those terms are defined in the Internal Revenue Code, with an additional 500,000 ratified by the stockholders during the year ended December 31, 2004. The 1997 Plans allow for the granting of 765,000 incentive and 756,000 nonqualifying stock options. The Plans provide for the exercise price and term of each option to be determined by the Board at the date of grant, provided that no options have a term greater than 10 years and an option price not less than the fair market value on the date of grant.
      A summary of stock option activity during the years ended December 31 follows:

	2004	2003	2002

Outstanding options, beginning of year	1,680,308	1,359,850	534,744
Granted	439,500	442,000	887,500
Exercised	(97,800)	(108,042)	(53,394)
Forfeited	(36,000)	(13,500)	(9,000)

Outstanding options, end of year	1,986,008	1,680,308	1,359,850

Options exercisable, end of year	642,908	450,208	370,450
Available to grant, end of year	354,600	258,100	686,600
Weighted-average exercise price:
Outstanding options, beginning of year	$6.70	$5.87	$3.08
Options granted, during the year	$12.17	$7.85	$7.03
Options exercised, during the year	$4.24	$1.64	$1.74
Options outstanding, end of year	$7.96	$6.70	$5.87
Options forfeited, during the year	$3.79	$7.03	$1.39
Options exercisable, end of year	$6.04	$4.90	$2.90
Weighted-average expiration (in years)	8.03	8.43	8.68

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      A further summary of stock options outstanding at December 31, 2004 is as follows:

Outstanding Options

		Weighted Average	Exercisable Options
		Remaining Contractual
Exercise Price	Number of Shares	Life (Years)	Number of Shares

$ 1.39	97,050	2.85	97,050
$ 3.79	22,500	5.25	22,500
$ 6.33	137,458	6.74	121,158
$ 7.03	1,100,500	7.98	369,200
$ 9.00	189,000	8.81	33,000
$12.00	392,000	9.48	—
$13.20	37,500	9.83	—
$15.00	10,000	9.98	—
      During 2004, the Company granted 439,500 incentive and nonqualifying stock options. All of these options vest over five years at 20% upon each anniversary date of the grant. These options expire ten years from the date of grant, and their weighted average exercise price is $12.17.
      During 2003, the Company granted 442,000 incentive and nonqualifying stock options. All of these options vest over five years at 20% upon each anniversary date of the grant. These options expire ten years from the date of grant, and their weighted average exercise price is $7.85.
      During 2002, the Company granted 887,500 incentive and nonqualifying stock options. All of these options vest over five years at 20% upon each anniversary date of the grant. These options expire ten years from date of grant, and their exercise price is $7.03.
     Stock Appreciation Rights
      On February 14, 2000, the Company’s Board of Directors approved the 2000 Stock Appreciation Rights Plan (“SAR Plan”). The SAR Plan authorized 150,000 rights to be granted to certain directors, officers and key employees at the discretion of the Board of Directors. Each right gives the grantee the right to receive cash payment from the Company equal to the excess of (a) the exercise price of the SAR over, (b) grant price of the SAR. Grantees may exercise their rights at any time between the time a right vests and five years following the date of grant. Rights granted under the SAR Plan vest in annual installments of 25% beginning one year following the vesting commencement date. Pursuant to the plan, prior to an initial public offering, the exercise price is equal to the book value. As such, changes in the book value of the Company’s common stock are reflected as a charge to compensation expense for each period in which the rights are outstanding pursuant to FASB Interpretation No. 28, Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans. In 2003, the Board of Directors approved an amendment to the plan that effectively tripled the number of rights granted to each participating employee. The expense recorded in 2004, 2003 and 2002 was approximately $93, $568 and $88 respectively. The balance included in other liabilities was approximately $0 and $724 at December 31, 2004 and 2003, respectively. All outstanding rights were exercised in 2004 and total payments to the participants in 2004 was approximately $820.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      Information concerning stock appreciation rights for the year ended December 31 is as follows:

	2004	2003	2002

Rights outstanding, beginning of year	216,000	72,000	72,000
Granted	—	—	—
Forfeited	—	—	—
Exercised	(216,000)	—	—
Shares granted through amendment of plan	—	144,000	—

Rights outstanding, end of year	—	216,000	72,000

Rights exercisable, end of year	—	216,000	54,000
Available to grant, end of year	234,000	234,000	78,000
      All stock options and stock appreciation rights information has been retroactively adjusted for the three for one stock split effected in 2002.
     Stock Warrants
      In 2002, in connection with a common stock offering the Company entered into a warrant purchase agreement in which the Company authorized the sale and issuance of 1,502,049 stock warrants. The warrants are exercisable at $7.62 and expire in 2010. During the year ended December 31, 2004, 20,481 warrants were exercised. 1,481,568 warrants are outstanding as of December 31, 2004.

Note 13.	Regulatory Capital
      The Company and the Banks are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory — and possibly additional discretionary — actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Bank’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve qualitative measures of their assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.
      Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the following table) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2004, that the Company and the Banks meet all capital adequacy requirements to which they are subject.
      As of December 31, 2004, the most recent notification from federal banking agencies categorized the Company, BankWest of Nevada, Alliance Bank of Arizona and Torrey Pines Bank as well-capitalized as defined by the banking agencies. To be categorized as well-capitalized, the Banks must maintain minimum total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the table below.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      The actual capital amounts and ratios for the Banks and Company as of December 31 are presented in the following table:

			For Capital
			Adequacy		To Be
	Actual		Purposes		Well Capitalized

	Amount	Ratio	Amount	Ratio	Amount	Ratio

As of December 31, 2004:
Total Capital (to Risk Weighted Assets)
BankWest of Nevada	$105,544	10.4%	$80,968	8.0%	$101,210	10.0%
Alliance Bank of Arizona	35,258	12.6%	22,428	8.0%	28,035	10.0%
Torrey Pines Bank	28,809	14.4%	16,013	8.0%	20,016	10.0%
Company	178,784	12.0%	119,632	8.0%	149,540	10.0%
Tier I Capital (to Risk Weighted Assets)
BankWest of Nevada	95,449	9.4%	40,484	4.0%	60,726	6.0%
Alliance Bank of Arizona	31,810	11.3%	11,214	4.0%	16,821	6.0%
Torrey Pines Bank	26,774	13.4%	8,006	4.0%	12,010	6.0%
Company	163,205	10.9%	59,816	4.0%	89,724	6.0%
Tier I Capital (to Average Assets)
BankWest of Nevada	95,449	6.1%	62,970	4.0%	78,713	5.0%
Alliance Bank of Arizona	31,810	10.3%	12,394	4.0%	15,492	5.0%
Torrey Pines Bank	26,774	10.9%	9,830	4.0%	12,288	5.0%
Company	163,205	7.7%	85,321	4.0%	106,651	5.0%
As of December 31, 2003:
Total Capital (to Risk Weighted Assets)
BankWest of Nevada	$79,604	10.7%	$59,686	8.0%	$74,607	10.0%
Alliance Bank of Arizona	19,529	14.2%	10,987	8.0%	13,734	10.0%
Torrey Pines Bank	19,877	20.2%	7,859	8.0%	9,823	10.0%
Company	141,321	14.4%	78,379	8.0%	97,974	10.0%
Tier I Capital (to Risk Weighted Assets)
BankWest of Nevada	71,107	9.5%	29,843	4.0%	44,764	6.0%
Alliance Bank of Arizona	17,814	13.0%	5,494	4.0%	8,241	6.0%
Torrey Pines Bank	18,755	19.1%	3,929	4.0%	5,894	6.0%
Company	129,875	13.3%	39,190	4.0%	58,785	6.0%
Tier I Capital (to Average Assets)
BankWest of Nevada	71,107	6.1%	46,510	4.0%	58,137	5.0%
Alliance Bank of Arizona	17,814	10.6%	6,696	4.0%	8,371	5.0%
Torrey Pines Bank	18,755	14.3%	5,234	4.0%	6,542	5.0%
Company	129,875	8.9%	58,457	4.0%	73,027	5.0%
      Additionally, State of Nevada banking regulations restrict distribution of the net assets of BankWest of Nevada (BankWest) because such regulations require the sum of BankWest’s stockholders’ equity and reserve for loan losses to be at least 6% of the average of BankWest’s total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $74,283 and $55,215 of BankWest’s stockholders’ equity was restricted at December 31, 2004 and 2003, respectively.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      Alliance Bank of Arizona and Torrey Pines Bank have agreed to maintain a total Tier 1 capital to total assets ratio of at least 8% for their first three years of existence.
      The States of Nevada and Arizona require that trust companies maintain capital of at least $300 and $500, respectively. Premier Trust meets these capital requirements as of December 31, 2004 and 2003.

Note 14.	Employee Benefit Plan
      The Company has a qualified 401(k) employee benefit plan for all eligible employees. Participants are able to defer between 1% and 15% (up to a maximum of $13,000 for those under 50 years of age) of their annual compensation. The Company may elect to contribute a discretionary amount each year. The Company’s total contribution was $385, $230 and $180 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 15.	Transactions with Related Parties
      Principal stockholders of the Company and officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. These related parties were loan customers of, and had other transactions with, the Company in the ordinary course of business. In management’s opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with unrelated parties.

Loan transactions
      The aggregate activity in such loans for the years ended December 31 was as follows:

	2004	2003

Balance, beginning	$18,222	$8,500
New loans	44,380	21,351
Repayments	(35,515)	(11,629)

Balance, ending	$27,087	$18,222

      None of these loans are past due, on nonaccrual or have been restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2004 or 2003.
      Total loan commitments outstanding with related parties total approximately $35,418 and $9,880 at December 31, 2004 and 2003, respectively.

Other transactions
      In 2003, the Company purchased land from a related party in the amount of $1,165. In the fourth quarter of 2004, the Company began leasing office space to a related party. Total rent income recognized under this lease was $26.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 16.	Fair Value of Financial Instruments
      The estimated fair value of the Company’s financial instruments at December 31 is as follows:

	2004		2003

	Carrying		Carrying
	Amount	Fair Value	Amount	Fair Value

Financial assets:
Cash and due from banks	$92,282	$92,282	$61,893	$61,893
Federal funds sold	23,115	23,115	4,015	4,015
Securities held to maturity	129,549	128,984	132,294	131,572
Securities available for sale	659,073	659,073	583,684	583,684
Federal Home Loan Bank stock	15,097	15,097	12,628	12,628
Loans, net	1,173,264	1,170,202	721,700	723,572
Accrued interest receivable	8,359	8,359	6,389	6,389
Financial liabilities:
Deposits	1,756,036	1,756,297	1,094,646	1,095,036
Accrued interest payable	2,439	2,439	2,320	2,320
Other borrowed funds	249,194	248,048	338,661	339,462
Junior subordinated debt	30,928	30,928	30,928	30,928

Interest rate risk
      The Company assumes interest rate risk (the risk to the Company’s earnings and capital from changes in interest rate levels) as a result of its normal operations. As a result, the fair values of the Company’s financial instruments as well as its future net interest income will change when interest rate levels change and that change may be either favorable or unfavorable to the Company.
      Interest rate risk exposure is measured using interest rate sensitivity analysis to determine our change in net portfolio value and net interest income resulting from hypothetical changes in interest rates. If potential changes to net portfolio value and net interest income resulting from hypothetical interest rate changes are not within the limits established by the Board of Directors, the Board of Directors may direct management to adjust the asset and liability mix to bring interest rate risk within board-approved limits. As of December 31, 2004, the Company’s interest rate risk profile was within all Board-prescribed limits.
      The Company manages its interest rate risk through its investment and repurchase activities. The Company seeks to maintain a moderately asset sensitive position (i.e., interest income in a rising rate environment would rise farther than the Company’s interest expense and conversely in a falling interest rate environment).

Fair value of commitments
      The estimated fair value of the standby letters of credit at December 31, 2004 and 2003 is insignificant. Loan commitments on which the committed interest rate is less than the current market rate are also insignificant at December 31, 2004 and 2003.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 17.	Parent Company Financial Information
Condensed Balance Sheets
December 31, 2004 and 2003

	2004	2003

ASSETS
Cash	$7,185	$21,284
Investment in subsidiaries	156,826	106,570
Other assets	1,221	1,129

	$165,232	$128,983

LIABILITIES AND STOCKHOLDERS’ EQUITY

Accrued interest and other liabilities	$733	$604
Junior subordinated debt	30,928	30,928

Total liabilities	31,661	31,532

Stockholders’ equity:
Common stock	2	2
Additional paid-in capital	80,459	62,533
Retained earnings	58,216	38,159
Accumulated other comprehensive loss	(5,106)	(3,243)

Total stockholders’ equity	133,571	97,451

	$165,232	$128,983

Condensed Statements of Income
Years ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Interest income	$97	$—	$—
Interest expense on borrowings	1,539	1,494	938

Net interest expense	(1,442)	(1,494)	(938)

Other income:
Income from consolidated subsidiaries	22,096	10,102	9,366

Expenses:
Salaries and employee benefits	330	212	—
Other	383	218	512

	713	430	512

Income before income tax benefit	19,941	8,178	7,916
Income tax benefit	116	511	493

Net income	$20,057	$8,689	$8,409

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
Condensed Statements of Cash Flows
Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002

Cash Flows from Operating Activities:
Net income	$20,057	$8,689	$8,409
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in net undistributed earnings of consolidated subsidiaries	(22,096)	(10,102)	(9,366)
(Increase) decrease in other assets	(92)	336	(1,324)
Increase (decrease) in other liabilities	129	436	(104)

Net cash used in operating activities	(2,002)	(641)	(2,385)

Cash Flows from Investing Activities:
Investment in subsidiaries	(27,623)	(39,309)	—

Net cash used in investing activities	(27,623)	(39,309)	—

Cash Flows from Financing Activities:
Proceeds from issuance of junior subordinated debt	—	—	15,000
Proceeds from exercise of stock options and stock warrants	571	178	93
Proceeds from stock issuance	14,955	25,507	21,364
Repurchase of Treasury stock	—	(678)	—

Net cash provided by financing activities	15,526	25,007	36,457

Increase (decrease) in cash and cash equivalents	(14,099)	(14,943)	34,072
Cash and Cash Equivalents, beginning of year	21,284	36,227	2,155

Cash and Cash Equivalents, end of year	$7,185	$21,284	$36,227

Note 18.	Segment Information
      The Company manages its core bank operations and prepares management reports with a primary focus on each banking subsidiary. The operating segment identified as “Other” includes Western Alliance Bancorporation and its non-bank subsidiaries, Miller/ Russell & Associates, Inc., and Premier Trust, Inc. These non-bank operations are not significant relative to the entity as a whole, and are therefore not disclosed separately. Noninterest income reflected for the “Other” category relates to Western Alliance Bancorporation’s income from consolidated subsidiaries, and for 2004 includes asset management fees earned by the non-bank subsidiaries.
      The accounting policies of the individual segments are the same as those of the Company described in Note 1. Transactions between operating segments are primarily conducted at fair value, resulting in profits that are eliminated for reporting consolidated results of operations. The Company allocates centrally provided services to the business segments based upon estimated usage of those services.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)
      The following is a summary of selected operating segment information as of and for the years ended December 31, 2004, 2003 and 2002:

	BankWest	Alliance Bank	Torrey Pines		Intersegment	Consolidated
	of Nevada	of Arizona	Bank	Other	Eliminations	Company

2004:
Assets	$1,578,332	$332,805	$257,516	$173,748	$(165,552)	$2,176,849
Gross loans and deferred fees	790,312	234,141	164,082	—	—	1,188,535
Less: Allowance for loan losses	(9,857)	(3,416)	(1,998)	—	—	(15,271)

Net loans	780,455	230,725	162,084	—	—	1,173,264

Deposits	1,287,615	277,231	199,382	—	(8,192)	1,756,036
Stockholders’ equity	91,361	31,189	26,405	140,634	(156,018)	133,571
Number of branch locations	5	5	3	—	—	13
Net interest income	$54,215	$10,225	$8,141	$(1,444)	$(2)	$71,135
Provision for loan losses	1,417	1,657	840	—	—	3,914

Net interest income after provision for loan losses	52,798	8,568	7,301	(1,444)	(2)	67,221
Noninterest income	4,851	774	604	25,149	(22,652)	8,726
Noninterest expense	(27,286)	(8,074)	(6,301)	(3,705)	437	(44,929)

Income (loss) before income taxes	30,363	1,268	1,604	20,000	(22,217)	31,018
Income tax expense (benefit)	10,033	422	584	(78)	—	10,961

Net income (loss)	$20,330	$846	$1,020	$20,078	$(22,217)	$20,057

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

	BankWest	Alliance Bank	Torrey Pines		Intersegment	Consolidated
	of Nevada	of Arizona	Bank	Other	Eliminations	Company

2003:
Assets	$1,244,549	$187,314	$157,156	$130,953	$(143,199)	$1,576,773
Gross loans and deferred fees	557,868	106,239	68,971	—	—	733,078
Less: Allowance for loan losses	(8,460)	(1,759)	(1,159)	—	—	(11,378)

Net loans	549,408	104,480	67,812	—	—	721,700

Deposits	917,983	115,726	82,265	—	(21,328)	1,094,646
Stockholders’ equity	69,114	17,117	18,394	98,353	(105,527)	97,451
Number of branch locations	5	3	2	—	—	10
Net interest income	$37,615	$3,137	$1,768	$(1,494)	$(1)	$41,025
Provision for loan losses	2,227	1,759	1,159	—	—	5,145

Net interest income after provision for loan losses	35,388	1,378	609	(1,494)	(1)	35,880
Noninterest income	4,043	245	102	10,102	(10,222)	4,270
Noninterest expense	(20,016)	(4,319)	(2,645)	(430)	120	(27,290)

Income (loss) before income taxes	19,415	(2,696)	(1,934)	8,178	(10,103)	12,860
Income tax expense (benefit)	6,352	(981)	(689)	(511)	—	4,171

Net income (loss)	$13,063	$(1,715)	$(1,245)	$8,689	$(10,103)	$8,689

2002:
Assets	$869,186	$—	$—	$99,723	$(96,835)	$872,074
Gross loans and deferred fees	464,355	—	—	—	—	464,355
Less: Allowance for loan losses	(6,449)	—	—	—	—	(6,449)

Net loans	457,906	—	—	—	—	457,906

Deposits	756,531	—	—	—	(36,227)	720,304
Stockholders’ equity	59,680	—	—	67,442	(59,680)	67,442
Number of branch locations	5	—	—	—	—	5
Net interest income	$30,284	$—	$—	$(938)	$—	$29,346
Provision for loan losses	1,587	—	—	—	—	1,587

Net interest income after provision for loan losses	28,697	—	—	(938)	—	27,759
Noninterest income	3,935	—	—	9,366	(9,366)	3,935
Noninterest expense	(18,538)	—	—	(512)	—	(19,050)

Income (loss) before income taxes	14,094	—	—	7,916	(9,366)	12,644
Income tax expense (benefit)	4,728	—	—	(493)	—	4,235

Net income (loss)	$9,366	$—	$—	$8,409	$(9,366)	$8,409

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
($ in thousands, except per share amounts)

Note 19.	Quarterly Data (Unaudited)

	Years Ended December 31,

	2004				2003

	Fourth	Third	Second	First	Fourth	Third	Second	First
	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter

Interest and dividend income	$27,075	$24,145	$20,758	$18,877	$16,925	$14,396	$11,992	$10,510
Interest expense	5,936	5,148	4,458	4,178	3,937	3,329	2,893	2,639

Net interest income	21,139	18,997	16,300	14,699	12,988	11,067	9,099	7,871
Provision for loan losses	751	1,256	415	1,492	1,281	1,813	1,184	867

Net interest income, after provision for loan losses	20,388	17,741	15,885	13,207	11,707	9,254	7,915	7,004
Noninterest income	2,552	2,619	1,991	1,564	1,097	1,210	1,062	901
Noninterest expenses	(12,873)	(11,740)	(10,624)	(9,692)	(9,169)	(6,425)	(6,277)	(5,419)

Income before income taxes	10,067	8,620	7,252	5,079	3,635	4,039	2,700	2,486
Income tax expense	3,638	3,071	2,602	1,650	1,268	1,252	816	835

Net income	$6,429	$5,549	$4,650	$3,429	$2,367	$2,787	$1,884	$1,651

Earnings per share:
Basic	$0.35	$0.33	$0.28	$0.21	$0.16	$0.20	$0.13	$0.12

Diluted	$0.33	$0.31	$0.26	$0.19	$0.15	$0.19	$0.13	$0.12

Note 20.	Subsequent Events
      In January 2005, the Board of Directors approved and granted 339,250 stock options and 27,000 shares of restricted stock to various employees and directors. The options have an exercise price of $16.50, vest over five years at 20% per year, and expire in 10 years, and the shares of restricted stock vest over 5 years at 20% per year. Additionally, 18,600 options were forfeited subsequent to year-end.
      Also in January 2005, the Board of Directors reached a consensus that established the Company’s intent to engage in an initial public offering of the Company’s stock. It is anticipated that this public offering will occur in the second quarter of 2005.
      In February 2005, a real estate investment trust was formed as a wholly-owned subsidiary of BankWest of Nevada. Substantially all real estate loans owned by BankWest of Nevada were transferred to the subsidiary at that date. It is anticipated that all mortgage-backed securities owned by BankWest of Nevada will be transferred to the subsidiary during the first quarter of 2005. The trust could be used as a vehicle to fund future capital needs through the issuance of preferred securities.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
March 31, 2005 and December 31, 2004

	March 31,	December 31,
	2005	2004

	(Unaudited)
	($ in thousands, except
	per share amounts)
ASSETS
Cash and due from banks	$87,034	$92,282
Federal funds sold	109,495	23,115

Cash and cash equivalents	196,529	115,397

Securities held to maturity (approximate fair value $129,319 and $128,984, respectively)	131,397	129,549
Securities available for sale	597,747	659,073
Gross loans, including net deferred loan fees	1,331,801	1,188,535
Less: Allowance for loan losses	(17,114)	(15,271)

Loans, net	1,314,687	1,173,264

Premises and equipment, net	29,218	29,364
Bank owned life insurance	26,459	26,170
Investment in Federal Home Loan Bank stock	12,859	15,097
Accrued interest receivable	8,053	8,359
Deferred tax assets, net	7,369	5,949
Goodwill	3,946	3,946
Other intangible assets, net of accumulated amortization of $238 and $183, respectively	1,385	1,440
Other assets	9,207	9,241

Total assets	$2,338,856	$2,176,849

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities
Non-interest bearing demand deposits	$864,111	$749,550
Interest bearing deposits:
Demand	102,997	103,723
Savings and money market	783,476	665,425
Time, $100 and over	248,976	219,451
Other time	19,129	17,887

	2,018,689	1,756,036
Federal Home Loan Bank advances and other borrowings
One year or less	79,117	185,494
Over one year	63,700	63,700
Junior subordinated debt	30,928	30,928
Accrued interest payable and other liabilities	9,340	7,120

Total liabilities	2,201,774	2,043,278

Commitments and Contingencies
Stockholders’ Equity
Common stock, par value $.0001; shares authorized 50,000,000; shares issued and outstanding 2005: 18,372,211; 2004: 18,249,554	2	2
Additional paid-in capital	81,457	80,459
Retained earnings	63,537	58,216
Deferred compensation — restricted stock	(431)	—
Accumulated other comprehensive loss — net unrealized loss on available for sale securities	(7,483)	(5,106)

Total stockholders’ equity	137,082	133,571

Total liabilities and stockholders’ equity	$2,338,856	$2,176,849

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME
For the Three Months Ended March 31, 2005 and 2004 (Unaudited)

	2005	2004

	($ in thousands, except per
	share amounts)
Interest income on:
Loans, including fees	$20,334	$11,559
Securities — taxable	7,669	7,086
Securities — nontaxable	85	84
Dividends — taxable	122	97
Federal funds sold and other	213	51

Total interest income	28,423	18,877

Interest expense on:
Deposits	4,519	2,367
Federal Home Loan Bank advances and other borrowings, short-term	1,026	729
Federal Home Loan Bank advances and other borrowings, long-term	398	732
Junior subordinated debt	466	350

Total interest expense	6,409	4,178

Net interest income	22,014	14,699
Provision for loan losses	1,747	1,492

Net interest income after provision for loan losses	20,267	13,207

Other income:
Trust and investment advisory services	1,313	146
Service charges	555	609
Income from bank owned life insurance	289	322
Mortgage loan pre-underwriting fees	16	101
Investment securities gains, net	69	—
Other	342	386

	2,584	1,564

Other expense:
Salaries and employee benefits	8,493	5,414
Occupancy	2,245	1,604
Customer service	708	471
Advertising, public relations and business development	549	460
Legal, professional and director fees	484	288
Correspondent banking service charges and wire transfer costs	396	235
Audits and exams	400	209
Supplies	261	185
Data processing	181	117
Telephone	167	129
Insurance	148	110
Travel and automobile	125	51
Other	416	419

	14,573	9,692

Income before income taxes	8,278	5,079
Income tax expense	2,957	1,650

Net income	$5,321	$3,429

Earnings per share:
Basic	$0.29	$0.21

Diluted	$0.27	$0.19

See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY
Three Months Ended March 31, 2005 (Unaudited)

						Deferred	Accumulated
		Common Stock		Additional		Compensation —	Other
	Comprehensive			Paid-In	Retained	Restricted	Comprehensive
Description	Income	Shares Issued	Amount	Capital	Earnings	Stock	(Loss)	Total

	($ in thousands, except per share amounts)
Balance, December 31, 2004		18,249,554	$2	$80,459	$58,216	$—	$(5,106)	$133,571
Stock options exercised		58,108	—	266	—	—	—	266
Stock warrants exercised		37,549	—	286	—	—	—	286
Restricted stock granted		27,000	—	446	—	(446)	—	—
Compensation cost on restricted stock		—	—	—	—	15	—	15
Comprehensive income:
Net income	$5,321	—	—	—	5,321	—	—	5,321
Other comprehensive income
Unrealized holding losses on securities available for sale arising during the period, net of taxes of $1,436	(2,332)
Less reclassification adjustment for gains included in net income, net of taxes of $24	(45)

Net unrealized holding losses	(2,377)	—	—	—	—	—	(2,377)	(2,377)

	$2,944

Balance, March 31, 2005		18,372,211	$2	$81,457	$63,537	$(431)	$(7,483)	$137,082

      Comprehensive income for the three months ended March 31, 2004 was $7,846, including net income of $3,429 and unrealized holding gains of $4,417.
See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
Three Months Ended March 31, 2005 and 2004 (Unaudited)

	2005	2004

	($ in thousands)
Cash Flows from Operating Activities:
Net income	$5,321	$3,429
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	899	567
Net amortization of securities premiums	562	890
Stock dividends received, FHLB stock	(122)	(97)
Provision for loan losses	1,747	1,492
Gain on sales of securities available for sale	(69)	—
Deferred taxes	(8)	(450)
Compensation cost on restricted stock	15	—
(Increase) decrease in accrued interest receivable	306	(335)
(Increase) in bank-owned life insurance	(289)	(321)
Increase in other assets	730	330
Increase in accrued interest payable and other liabilities	2,220	1,597
Other, net	93	3

Net cash provided by operating activities	11,405	7,105

Cash Flows from Investing Activities:
Purchases of securities held to maturity	(8,233)	—
Proceeds from maturities of securities held to maturity	6,300	5,246
Purchases of securities available for sale	(5,000)	(142,746)
Proceeds from maturities of securities available for sale	42,760	96,188
Proceeds from the sale of securities available for sale	18,728	—
Proceeds from sale (purchase) of Federal Home Loan Bank stock	2,360	(2,031)
Net increase in loans made to customers	(143,266)	(99,724)
Purchase of premises and equipment	(753)	(2,053)
Proceeds from sale of premises and equipment	3	—

Net cash used in investing activities	(87,101)	(145,120)

Cash Flows from Financing Activities:
Net increase in deposits	262,653	282,379
Net repayments on borrowings	(106,377)	(42,891)
Proceeds from exercise of stock options and stock warrants	552	122

Net cash provided by financing activities	156,828	239,610

Increase in cash and cash equivalents	81,132	101,595
Cash and Cash Equivalents, beginning of period	115,397	65,908

Cash and Cash Equivalents, end of period	$196,529	$167,503

Supplemental Disclosure of Cash Flow Information
Cash payments for interest	$7,636	$5,280
Cash payments for income taxes	$790	$105
See Notes to Consolidated Financial Statements.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
($ in thousands, except per share amounts)

Note 1.	Nature of Business and Summary of Significant Accounting Policies

Nature of business
      Western Alliance Bancorporation is a bank holding company providing a full range of banking services to commercial and consumer customers through its wholly owned subsidiaries BankWest of Nevada, operating primarily in Nevada, Alliance Bank of Arizona, operating primarily in Arizona, Torrey Pines Bank, operating primarily in Southern California, Miller/ Russell & Associates, Inc., operating in Nevada, Arizona and Southern California, and Premier Trust, Inc., operating in Nevada and Arizona. These entities are collectively referred to herein as the Company. Alliance Bank of Arizona and Torrey Pines Bank began operations during the year ended December 31, 2003. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practices.
      A summary of the significant accounting policies of the Company follows:

Use of estimates in the preparation of financial statements
      The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. A material estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses.

Principles of consolidation
      The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, BankWest of Nevada, Alliance Bank of Arizona, Torrey Pines Bank (collectively referred to herein as the Banks), Miller/ Russell & Associates, Inc., and Premier Trust, Inc. All significant intercompany balances and transactions have been eliminated in consolidation.

Interim financial information
      The accompanying unaudited consolidated financial statements as of March 31, 2005 and 2004 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.
      The information furnished in these interim statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operations in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year. The interim financial information should be read in conjunction with the Company’s audited financial statements.
      Condensed financial information as of December 31, 2004 has been presented next to the interim consolidated balance sheet for informational purposes.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Stock compensation plans
      At March 31, 2005, the Company has three stock-based compensation plans, which are described more fully in Note 12 of the audited financial statements. The Company accounts for those plans under the recognition and measurement principles of APB Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Accordingly, no stock-based employee compensation cost has been recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income and earnings per share had compensation cost for all of the stock-based compensation plans been determined based on the grant date fair values of awards (the method described in FASB Statement No. 123, Accounting for Stock-Based Compensation):

	Three Months
	Ended March 31,

	2005	2004

Net income:
As reported	$5,321	$3,429
Deduct total stock-based employee compensation expense determined under fair value based method for all awards	(207)	(167)
Related tax benefit for nonqualified stock options	13	3

Pro forma	$5,127	$3,265

Earnings per share:
Basic — as reported	$0.29	$0.21
Basic — pro forma	0.28	0.20
Diluted — as reported	0.27	0.19
Diluted — pro forma	0.26	0.18
      The pro forma compensation cost was recognized for the fair value of the stock options granted, which was estimated using the minimum value method. The assumptions used in determining the fair value per optional share of $4.04 for stock options granted in the three months ended March 31, 2005 were as follows: expected life of seven years and risk free interest rate of 4.1%. There were no options granted in the three months ended March 31, 2004.

Note 2.	Earnings Per Share
      Diluted earnings per share is based on the weighted average outstanding common shares during each period, including common stock equivalents. Basic earnings per share is based on the weighted average outstanding common shares during the period.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Basic and diluted earnings per share, based on the weighted average outstanding shares, are summarized as follows:

	Three Months
	Ended March 31,

	2005	2004

Basic:
Net income applicable to common stock	$5,321	$3,429
Average common shares outstanding	18,294,233	16,689,158

Earnings per share	$0.29	$0.21

Diluted:
Net income applicable to common stock	$5,321	$3,429

Average common shares outstanding	18,294,233	16,689,158
Stock option adjustment	948,446	592,393
Stock warrant adjustment	778,467	413,699

Average common shares outstanding	20,021,146	17,695,250

Earnings per share	$0.27	$0.19

      339,250 stock options and 27,000 shares of restricted stock are not included in the above calculations in the three months ended March 31, 2005 as the effect would have been anti-dilutive.

Note 3.	Loans
      The components of the Company’s loan portfolio as of March 31, 2005 and December 31, 2004 are as follows:

	March 31,	December 31,
	2005	2004

Construction and land development, including raw commercial land of approximately $74,561 for 2005 and $77,252 for 2004	$362,909	$323,176
Commercial real estate	544,168	491,949
Residential real estate	140,181	116,360
Commercial and industrial	266,691	241,292
Consumer	19,993	17,682
Less: net deferred loan fees	(2,141)	(1,924)

	1,331,801	1,188,535
Less:
Allowance for loan losses	(17,114)	(15,271)

	$1,314,687	$1,173,264

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Changes in the allowance for loan losses for the three months ended March 31, 2005 and 2004 are as follows:

	March 31,	March 31,
	2005	2004

Balance, beginning	$15,271	$11,378
Provision charged to operating expense	1,747	1,492
Recoveries of amounts charged off	138	13
Less amounts charged off	(42)	(9)

Balance, ending	$17,114	$12,874

      At March 31, 2005, total impaired and nonaccrual loans were $575, and loans past due 90 days or more and still accruing were $57.

Note 4.	Commitments and Contingencies

Contingencies
      In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

Financial instruments with off-balance sheet risk
      The Company is party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. They involve, to varying degrees, elements of credit risk in excess of amounts recognized on the consolidated balance sheets.
      The Company’s exposure to credit loss in the event of nonperformance by the other parties to the financial instrument for these commitments is represented by the contractual amounts of those instruments. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance-sheet instruments. A summary of the contract amount of the Company’s exposure to off-balance sheet risk is as follows:

	March 31,	December 31,
	2005	2004

Commitments to extend credit, including unsecured loan commitments of $76,277 in 2005 and $81,606 in 2004	$467,495	$423,767
Credit card guarantees	5,928	5,421
Standby letters of credit, including unsecured letters of credit of $2,339 in 2005 and $1,264 in 2004	10,617	5,978

	$484,040	$435,166

      Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, residential real estate and income-producing commercial properties.
      The Company guarantees certain customer credit card balances held by an unrelated third party. These unsecured guarantees act to streamline the credit underwriting process and are issued as a service to certain customers who wish to obtain a credit card from the third party vendor. The Company recognizes nominal fees from these arrangements and views them strictly as a means of maintaining good customer relationships. The guarantee is offered to those customers who, based solely upon management’s evaluation, maintain a relationship with the Company that justifies the inherent risk. Essentially all such guarantees exist for the life of each respective credit card relationship. The Company would be required to perform under the guarantee upon a customer’s default on the credit card relationship with the third party. Historical losses under this program have been nominal. Upon entering into a credit card guarantee, the Company records the related liability at fair value pursuant to FASB Interpretation 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others. Thereafter, the related liability is evaluated pursuant to FASB 5. The total credit card balances outstanding at March 31, 2005 and December 31, 2004 were $1,146 and $1,109, respectively.
      Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. Essentially all letters of credit issued have expiration dates within one year. Upon entering into a letter of credit, the Company records the related liability at fair value pursuant to FIN 45. Thereafter, the related liability is evaluated pursuant to FASB 5.
      The total liability for financial instruments with off-balance sheet risk as of March 31, 2005 and December 31, 2004 was $313 and $307, respectively.

Concentrations
      The Company grants commercial, construction, real estate and consumer loans to customers through branch offices located in the Company’s primary markets. The Company’s business is concentrated in these areas and the loan portfolio includes significant credit exposure to the commercial real estate industry of these areas. As March 31, 2005 real estate related loans accounted for approximately 78% of total loans. Substantially all of these loans are secured by first liens with an initial loan to value ratio of generally not more than 80%. Approximately one-half of these real estate loans are owner occupied. In addition, approximately 7% of total loans are unsecured as of March 31, 2005 and December 31, 2004.
      The loans are expected to be repaid from cash flows or proceeds from the sale of selected assets of the borrowers. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take.

Note 5.	Stock Options, Stock Warrants and Restricted Stock
      The Company granted 339,250 stock options and 27,000 shares of restricted stock to various employees and directors during the three months ended March 31, 2005. The options had a weighted average exercise price of $16.50 and vest at 20% a year from the date of grant. The restricted stock vests at 20% per year. 58,108 stock options were exercised and 18,600 stock options were forfeited during the three months ended March 31, 2005. These exercised and forfeited options had a weighted average exercise price of $4.50 and $11.84, respectively.
      37,549 warrants were exercised during the three months ended March 31, 2005 at an exercise price of $7.62.

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 6.	Segment Information
      The following is a summary of selected operating segment information as of and for the three months ended March 31, 2005 and 2004:

	BankWest	Alliance Bank	Torrey Pines		Intersegment	Consolidated
	of Nevada	of Arizona	Bank	Other	Eliminations	Company

2005:
Assets	$1,654,504	$381,749	$294,255	$176,079	$(167,731)	$2,338,856
Gross loans and deferred fees	875,079	264,428	192,294	—	—	1,331,801
Less: Allowance for loan losses	(10,911)	(3,894)	(2,309)	—	—	(17,114)

Net loans	864,168	260,534	189,985	—	—	1,314,687

Deposits	1,420,697	341,621	263,782	—	(7,411)	2,018,689
Stockholders’ equity	94,628	31,447	26,515	144,217	(159,725)	137,082
Net interest income	$15,832	$3,817	$2,810	$(445)	$—	$22,014
Provision for loan losses	959	478	310	—	—	1,747

Net interest income after provision for loan losses	14,873	3,339	2,500	(445)	—	20,267
Noninterest income	1,223	128	124	7,385	(6,276)	2,584
Noninterest expense	(8,108)	(2,688)	(2,269)	(1,710)	202	(14,573)

Income before income taxes	7,988	779	355	5,230	(6,074)	8,278
Income tax expense (benefit)	2,672	308	130	(153)	—	2,957

Net income	$5,316	$471	$225	$5,383	$(6,074)	$5,321

WESTERN ALLIANCE BANCORPORATION AND SUBSIDIARIES
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	BankWest	Alliance Bank	Torrey Pines		Intersegment	Consolidated
	of Nevada	of Arizona	Bank	Other	Eliminations	Company

2004:
Assets	$1,380,885	$253,042	$183,257	$137,617	$(138,773)	$1,816,028
Gross loans and deferred fees	604,716	138,748	89,339	—	—	832,803
Less: Allowance for loan losses	(9,105)	(2,210)	(1,559)	—	—	(12,874)

Net loans	595,611	136,538	87,780	—	—	819,929

Deposits	1,092,521	179,449	121,015	—	(15,960)	1,377,025
Stockholders’ equity	76,097	22,663	19,080	106,227	(118,906)	105,161
Net interest income	$11,537	$1,878	$1,583	$(298)	$(1)	$14,699
Provision for loan losses	641	451	400	—	—	1,492

Net interest income after provision for loan losses	10,896	1,427	1,183	(298)	(1)	13,207
Noninterest income	1,215	99	181	3,948	(3,879)	1,564
Noninterest expense	(6,375)	(1,798)	(1,291)	(306)	78	(9,692)

Income (loss) before income taxes	5,736	(272)	73	3,344	(3,802)	5,079
Income tax expense (benefit)	1,870	(143)	11	(88)	—	1,650

Net income (loss)	$3,866	$(129)	$62	$3,432	$(3,802)	$3,429

Note 7.	Subsequent Events
      On April 27, 2005, the Company’s shareholders approved the creation of a class of preferred stock, as well as an increase in the total number of authorized shares of capital stock from 50,000,000 to 120,000,000. The total increase of 70,000,000 shares includes 50,000,000 shares of common stock and 20,000,000 shares of preferred stock. Upon the issuance of any series of preferred stock, the holders of shares of such series will have certain preferences over the holders of outstanding shares of common stock, depending upon the specific terms of such series designated by the Board of Directors.
      On the same date, the Company’s shareholders approved and adopted the 2005 Stock Incentive Plan, which is an amendment and restatement of all of the Company’s prior equity compensation plans and increases the number of shares available for issuance by 1,000,000 shares. In addition, the plan provides for new types of stock awards, including restricted stock, stock units, unrestricted stock, dividend equivalent rights, stock appreciation rights, and other performance and annual incentive awards payable in common stock or cash.

3,750,000 Shares
Common Stock

PROSPECTUS

Sandler O’Neill & Partners, L.P.	Keefe, Bruyette & Woods
June 29, 2005